Exhibit 2.3

Execution Copy

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

ZIPCAR, INC.,

ZULU ACQUISITION CORP,

MOBILITY, INC.

AND

ALPS COMMUNICATIONS LLC,

as Equityholders’ Representative,

solely for the purposes set forth herein

SEPTEMBER 26, 2007

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2.26	Disclosure	23
2.27	Controls and Procedures	23
2.28	Company Shareholders	24
2.29	Acknowledgement	24

ARTICLE III REPRESENTATIONS AND WARRANTIES OF ZIPCAR AND THE TRANSITORY SUBSIDIARY		24

3.1	Organization, Qualification and Corporate Power	24
3.2	Capitalization	25
3.3	Authorization of Transaction	27
3.4	Noncontravention	27
3.5	Subsidiaries	28
3.6	Zipcar Financial Statements	28
3.7	Absence of Certain Changes	28
3.8	Undisclosed Liabilities	29
3.9	Tax Matters	29
3.10	Assets	31
3.11	Owned Real Property	31
3.12	Real Property Leases	31
3.13	Intellectual Property	32
3.14	Contracts	34
3.15	Insurance	35
3.16	Litigation	36
3.17	Employees	36
3.18	Employee Benefits	36
3.19	Environmental Matters	37
3.20	Legal Compliance	37
3.21	Permits	37
3.22	Certain Business Relationships With Affiliates	37
3.23	Brokers’ Fees	38
3.24	Books and Records	38
3.25	Disclosure	38
3.26	Controls and Procedures	38
3.27	Interim Operations of the Transitory Subsidiary	38
3.28	Private Sale	38
3.29	Acknowledgement	38

ARTICLE IV COVENANTS		39

4.1	Closing Efforts	39
4.2	Governmental and Third-Party Notices and Consents	39
4.3	Shareholder Approval; Notices to Holders of Warrants	39
4.4	Operation of Business	40
4.5	Access to Information	43
4.6	Notice of Breaches	44

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4.7	Exclusivity	44
4.8	Expenses	45
4.9	Indemnification	45
4.10	FIRPTA Tax Certificates	46
4.11	Representation of the Company	46
4.12	Key Employees	47
4.13	Indebtedness; Unrestricted Cash; Accounts Payable	47
4.14	Employee Benefits	48
4.15	Reorganization Qualification	49
4.16	Performance of D.C. Lease	49
4.17	Notice Regarding Powers of Attorney	50
4.18	Filing of Tax Returns	50
4.19	Advisory Fees	50
4.20	Restrictive Legends	50

ARTICLE V CONDITIONS TO CONSUMMATION OF THE MERGER		51

5.1	Conditions to Each Party’s Obligations	51
5.2	Conditions to Obligations of Zipcar and the Transitory Subsidiary	51
5.3	Conditions to Obligations of the Company	53

ARTICLE VI INDEMNIFICATION		54

6.1	Indemnification by the Indemnifying Equityholders	54
6.2	Indemnification by Zipcar	55
6.3	Indemnification Claims	56
6.4	Survival of Representations and Warranties and Covenants	61
6.5	Limitations	62

ARTICLE VII TERMINATION		64

7.1	Termination of Agreement	64
7.2	Effect of Termination	64

ARTICLE VIII DEFINITIONS		65

ARTICLE IX MISCELLANEOUS		77

9.1	Press Releases and Announcements	77
9.2	No Third Party Beneficiaries	77
9.3	Entire Agreement	78
9.4	Succession and Assignment	78
9.5	Counterparts and Facsimile Signature	78
9.6	Headings	78
9.7	Notices	78

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9.8	Governing Law	79
9.9	Damages	79
9.10	Specific Performance	80
9.11	Amendments and Waivers	80
9.12	Severability	80
9.13	Submission to Jurisdiction; Arbitration	81
9.14	Construction	81

Exhibit A -	Equity Conversion Schedule
Exhibit B -	Knowledge of the Company
Exhibit C -	Knowledge of Zipcar
Exhibit D-l -	Shareholder Consent
Exhibit D-2 -	Disclosure Statement
Exhibit E -	Zipcar Restated Certificate
Exhibit F -	Indemnification Agreement
Exhibit G -	Zipcar Preferred Stock Indemnification Examples
Exhibit H -	Articles of Merger
Exhibit I -	Company Business Plan
Exhibit J -	Fifth Amended and Restated Registration Rights Agreement
Exhibit K -	Fifth Amended and Restated Stockholders’ Agreement
Exhibit L -	Second Amended and Restated Stockholders’ Voting Agreement
Exhibit M -	Letter of Transmittal

Schedule 4.4(a) -	Company Operation of Business
Schedule 4.4(b) -	Zipcar Operation of Business
Schedule 4.12-	Key Employees
Schedule 5.2(b) -	Required Company Consents
Schedule 5.20) -	Permitted Indebtedness
Schedule 5.2(n) -	I-Go Agreement Amendment
Schedule 5.3(a) -	Required Zipcar Consents
Schedule 6.1(d) -	Specified Claims

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AGREEMENT AND PLAN OF MERGER

Agreement entered into as of September 26, 2007 by and among Zipcar, Inc, a Delaware corporation (“Zipcar”), Zulu Acquisition Corp, a Washington corporation and a wholly-owned subsidiary of Zipcar (the “Transitory Subsidiary”), Mobility, Inc., a Washington corporation doing business as Flexcar (the “Company”), and Alps Communications LLC, a Virginia limited liability company, solely in its capacity as Equityholders’ Representative (as defined below).

This Agreement contemplates a merger of the Transitory Subsidiary into the Company. In such merger, the shareholders of the Company will receive capital stock of Zipcar in exchange for their capital stock of the Company.

The parties intend that, as soon as practicable following the execution of this Agreement, certain shareholders of the Company will cause written consents to approve this Agreement and the transactions contemplated by this Agreement to be executed by themselves or their proxy holders.

NOW, THEREFORE, in consideration of the representations, warranties and covenants herein contained, the Parties agree as follows.

ARTICLE I

THE MERGER

1.1 The Merger. Upon and subject to the terms and conditions of this Agreement, the Transitory Subsidiary shall merge with and into the Company at the Effective Time. From and after the Effective Time, the separate corporate existence of the Transitory Subsidiary shall cease and the Company shall continue as the Surviving Corporation and as a wholly-owned subsidiary of Zipcar. The Merger shall have the effects set forth in Section 23B. 11.060 of the WBCA and under other applicable law.

1.2 The Closing. The Closing shall take place at the offices of Wilmer Cutler Pickering Hale and Dorr LLP in Waltham, Massachusetts commencing at 9:00 a.m. local time on the Closing Date.

1.3 Actions at the Closing. At the Closing:

(a) the Company shall deliver to Zipcar and the Transitory Subsidiary the various certificates, instruments and documents referred to in Section 5.2;

(b) Zipcar and the Transitory Subsidiary shall deliver to the Company the various certificates, instruments and documents referred to in Section 5.3; and

(c) Zipcar, the Transitory Subsidiary and the Company shall cause to be delivered to the Secretary of State of the State of Washington the Articles of Merger for filing as provided in the WBCA, and shall make all other deliveries, filings or recordings required by the WBCA in connection with the Merger.

1.4 Additional Action. The Surviving Corporation may, at any time after the Effective Time, take any action, including executing and delivering any document, in the name and on behalf of either the Company or the Transitory Subsidiary, in order to consummate the transactions contemplated by this Agreement.

1.5 Conversion of Shares.

(a) At the Effective Time, by virtue of the Merger and without any action on the part of any Party or the holder of any of the Company Shares, each outstanding Company Share shall convert into the right to receive shares of Zipcar Preferred Stock in accordance with the schedule and the conversion ratio set forth on Exhibit A hereto (the “Conversion Ratio”). In each case, the shares of Zipcar Preferred Stock payable in respect of the Company Shares are referred to as the “Merger Shares”. The Conversion Ratio shall be subject to equitable adjustment (i) without limiting the obligations of the parties under Section 4.4, to reflect fully the effect of any reclassification, stock split, reverse split, stock dividend (including any dividend or distribution of securities convertible into Company Shares), reorganization, recapitalization or other like change with respect to outstanding equity interests in the Company or Zipcar occurring (or for which a record date is established) after the date hereof and prior to the Effective Time, (ii) to reflect any redemption of Warrants prior to the Effective Time, (iii) to reflect any repurchases of Dissenting Shares prior to the Effective Time and (iv) to reflect fully the effect of any additional issuances of Company Shares as a result of the funding contemplated by Section 4.4(a). Immediately after the Closing, the number of shares of capital stock of Zipcar on a fully-diluted, common stock-equivalent basis issued to Company Equityholders as Merger Shares or issuable upon exercise of Options and Warrants assumed by Zipcar in accordance with Sections 1.5(c)(ii) and (d) below in the aggregate shall represent the sum of (i) 26.5% of the total number of shares of capital stock of Zipcar on a fully-diluted, common stock equivalent basis assuming the conversion of all Zipcar Preferred Shares and exercise of all outstanding options (whether vested or unvested) and warrants for capital stock of Zipcar plus (ii) 200,000 shares of Zipcar Preferred Stock. Exhibit A may be modified from time to time upon the written agreement of Zipcar and the Company to reflect any changes in the capitalization of the Company or Zipcar prior to the Effective Time, including in the event that any Warrants are redeemed or otherwise cancelled prior to the Effective Time. Zipcar shall take all corporate action required to reserve for issuance, at all times, a sufficient number of Zipcar Common Stock for delivery upon conversion of the Zipcar Preferred Stock.

(b) Each share of common stock, $.01 par value per share, of the Transitory Subsidiary issued and outstanding immediately prior to the Effective Time shall be converted at the Effective Time into and thereafter evidence one share of common stock, $.01 par value per share, of the Surviving Corporation.

(c) With respect to Options:

(i) Prior to the Effective Time, the board of directors of the Company shall take such actions as are necessary to cause the vesting of all vested and unvested Options (each, a “Terminated Option”‘) granted under the Company’s 2000 Stock Option Plan and the Company’s 2004 Equity Incentive Plan (together, the “Terminated Stock Plans”) to be accelerated in full effective immediately prior to the Effective Time and to effectuate the cancellation, as of the Effective Time, of all Terminated Options granted under the Terminated Stock Plans (without regard to the exercise price of such Terminated Options). The Company may permit the holders of Terminated Options granted under the Terminated Stock Plans to exercise such Terminated Options at any time prior to the Effective Time. To the extent permitted under Washington law and the Company’s Articles of Incorporation and bylaws, the holders of such Terminated Options who so exercise such Terminated Options prior to the Effective Time shall be included on the schedule set forth on Exhibit A and shall be entitled to receive Merger Shares in accordance with Section 1.5(a) without the requirement that the holders surrender Certificates pursuant to Section 1.7.

(ii) At the Effective Time, each Option (each, a “Substituted Option”) granted under the Company’s 2006 Stock Option Plan (the “2006 Plan”) outstanding immediately prior to the Effective Time, whether vested or unvested shall be cancelled, and in substitution therefor Zipcar shall provide to the holder of such Substituted Option a stock option issued by Zipcar (each, a “Substitute Option”) to acquire such number of shares of Zipcar Common Stock as is equal to the number of Company Shares subject to the unexercised portion of such Substituted Option at the Effective Time multiplied by the Conversion Ratio (with any fraction resulting from such multiplication to be rounded down to the nearest whole number). The exercise price per share of each Substitute Option shall equal the fair market value of a share of Zipcar Common Stock on the Closing Date immediately after the Effective Time. The term, exercisability, vesting schedule, status as an “incentive stock option” under Section 422 of the Code, if applicable, and all of the other terms of the Substituted Options shall otherwise remain unchanged. Zipcar shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Zipcar Common Stock for delivery upon exercise of Substituted Options issued in accordance with this Section 1.5(c)(ii).

(d) At the Effective Time, each Warrant outstanding immediately prior to the Effective Time shall be assumed by Zipcar. Immediately after the Effective Time, each Warrant outstanding immediately prior to the Effective Time shall be deemed to constitute a warrant to acquire, on the same terms and conditions as were applicable under such Warrant at the Effective Time, such number of shares of Zipcar Preferred Stock as is equal to the number of Company Shares subject to the unexercised portion of such Warrant multiplied by the Conversion Ratio (with any fraction resulting from such multiplication to be rounded down to the nearest whole number). The exercise price per share of each such assumed Warrant shall be equal to the exercise price of such Warrant immediately prior to the Effective Time, divided by the Conversion Ratio (rounded up to the nearest whole cent). The term, exercisability, vesting schedule and all of the other terms of the Warrants shall otherwise remain unchanged. Zipcar shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Zipcar Preferred Stock for delivery upon exercise of Warrants assumed in accordance with this Section 1.5(d) and a sufficient number of shares of Zipcar Common Stock for delivery upon conversion of Zipcar Preferred Stock issued upon exercise of Warrants.

(e) As soon as practicable after the Effective Time, Zipcar shall cause the Surviving Corporation to deliver to the holders of Warrants appropriate notices setting forth such holders’ rights pursuant to such Warrants in each case as amended by this Section 1.5, and the agreements evidencing such Warrants shall continue in effect on the same terms and conditions (subject to the amendments provided for in this Section 1.5 and such notice). As soon as practicable after the Effective Time, Zipcar shall deliver to the holders of Substituted Option appropriate agreements evidencing and notices relating to the new Substitute Options to be issued pursuant to Section 1.5(c)(ii).

1.6 Dissenting Shares.

(a) At the Effective Time, Dissenting Shares shall not be converted into or represent the right to receive Merger Shares, unless the Company Shareholder holding such Dissenting Shares shall have forfeited his, her or its right to obtain payment for the fair value of such shares under Chapter 23B.13 of the WBCA or properly withdrawn, his, her or its demand to obtain payment for the fair value of such shares under Chapter 23B.13. If such Company Shareholder has so forfeited or withdrawn his, her or its right to obtain payment for the fair value of Dissenting Shares under Chapter 23B.13 of the WBCA, then (i) as of the occurrence of such event, such holder’s Dissenting Shares shall cease to be Dissenting Shares and shall be converted into and represent the right to receive the Merger Shares issuable in respect of such Company Shares pursuant to Section 1.5, and (ii) promptly following the occurrence of such event, Zipcar shall cause the Surviving Corporation to send a Letter of Transmittal to such Company Equityholder pursuant to Section 1.7 below with respect to such Company Shares.

(b) The Company shall give Zipcar (i) prompt notice of any written demands to obtain payment for the fair value of any Company Shares under Chapter 23B.13 of the WBCA, withdrawals of such demands, and any other instruments that relate to such demands received by the Company and (ii) the opportunity to participate in all negotiations and proceedings with respect to demands to obtain payment for the fair value of Company Shares under Chapter 23B.13 of the WBCA. Zipcar shall cooperate with and assist the Company in such negotiations and proceedings and shall provide the Company with any information reasonably requested by the Company in connection therewith. To the extent that the Company makes any payment prior to the Effective Time with respect to any demands to obtain payment for the fair value of Company Shares under Chapter 23B.13 of the WBCA, such amounts shall not reduce the amount of unrestricted cash required to be held by the Company at the Closing in order to satisfy the condition set forth in Section 5.2(k) of this Agreement, but the Conversion Ratio shall be adjusted to give effect to the repurchase of such Company Shares.

1.7 Exchange of Shares.

(a) As soon as practicable after the Effective Time, Zipcar shall cause the Surviving Corporation to send a notice and a Letter of Transmittal to each holder of a Certificate advising such holder of the effectiveness of the Merger and the procedure for surrendering to the Surviving Corporation such Certificate in exchange for the Merger Shares issuable pursuant to Section 1.5. Each holder of a Certificate, upon proper surrender thereof to the Surviving Corporation in accordance with the instructions in such Letter of Transmittal, shall be entitled to receive in exchange therefor the Merger Shares issuable pursuant to Section 1.5 plus cash in lieu of any fractional shares, as provided in Section 1.8 below; provided, however, that if any such holder of a Certificate shall desire to receive the Merger Shares allocable to such holder’s Company Shares at the Effective Time, the Company may provide such holder of a Certificate with a copy of the Letter of Transmittal prior to the Closing Date and, so long as such holder of a Certificate shall have complied with the instructions set forth in the Letter of Transmittal at least two business days before the Closing Date, Zipcar shall issue the certificates representing Merger Shares to such person at the Effective Time and deliver such certificates representing Merger Shares to such holder as soon as practicable after the Effective Time. Until properly surrendered, each such Certificate shall be deemed for all purposes to evidence only the right to receive a certificate for the Merger Shares issuable pursuant to Section 1.5. Holders of Certificates shall not be entitled to receive certificates for the Merger Shares to which they would otherwise be entitled until such Certificates are properly surrendered.

(b) If any Merger Shares are to be issued in the name of a person other than the person in whose name the Certificate surrendered in exchange therefor is registered, it shall be a condition to the issuance of such Merger Shares that (i) the Certificate so surrendered shall be transferable, and shall be properly assigned, endorsed or accompanied by appropriate stock powers, (ii) such transfer shall otherwise be proper and (iii) the person requesting such transfer shall pay to the Surviving Corporation any transfer or other taxes payable by reason of the foregoing or establish to the satisfaction of the Surviving Corporation that such taxes have been paid or are not required to be paid. Notwithstanding the foregoing, no Party shall be liable to a holder of Company Shares for any Merger Shares issuable to such holder pursuant to Section 1.5 that are delivered to a public official pursuant to applicable abandoned property, escheat or similar laws. If any Certificate has not been surrendered prior to five years after the Effective Time (or immediately prior to such earlier date on which Merger Shares in respect of such Certificate would otherwise escheat to or become the property of any Governmental Entity), any such shares, cash, dividends or distributions in respect of such Certificate shall, to the extent permitted by applicable law, become the property of the Surviving Corporation, free and clear of all claims or interest of any person previously entitled thereto.

(c) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed, Zipcar shall issue in exchange for such lost, stolen or destroyed Certificate the Merger Shares issuable in exchange therefor pursuant to Section 1.5, subject to the compliance by the person claiming such Certificate to be lost, stolen or destroyed with the related requirements set forth in the Letter of Transmittal.

(d) No dividends or other distributions that are payable to the holders of record of Zipcar Common Stock or Zipcar Preferred Stock as of a date on or after the Effective Time shall be paid to former Company Shareholders entitled by reason of the Merger to receive Merger Shares until such holders surrender their Certificates for certificates representing the Merger Shares. Upon such surrender, Zipcar shall pay or deliver to the persons in whose name the certificates representing such Merger Shares are issued any dividends or other distributions that are payable to the holders of record of Zipcar Common Stock or Zipcar Preferred Stock, as the case may be, as of a date on or after the Effective Time and which were paid or delivered between the Effective Time and the time of such surrender; provided that no such person shall be entitled to receive any interest on such dividends or other distributions.

1.8 Fractional Shares. No certificates or scrip representing fractional Merger Shares shall be issued to former Company Shareholders upon the surrender for exchange of Certificates, and such former Company Shareholders shall not be entitled to any voting rights, rights to receive any dividends or distributions or other rights as a stockholder of Zipcar with respect to any fractional Merger Shares that would have otherwise been issued to such former Company Shareholders. In lieu of any fractional Merger Shares that would have otherwise been issued, each former Company Shareholder that would have been entitled to receive a fractional Merger Share shall, upon proper surrender of such person’s Certificates, receive a cash payment from Zipcar equal to the Zipcar Preferred Stock Price multiplied by the fraction of a Merger Share that such Company Shareholder would otherwise be entitled to receive.

1.9 Equityholders’ Representative.

(a) In order to efficiently administer the transactions contemplated hereby, including the defense and/or settlement of any claims for which the Indemnifying Equityholders may be required to indemnify Zipcar and/or the Surviving Corporation pursuant to Article VI hereof, the Company Shareholders, by the approval and adoption of this Agreement and in consideration of the receipt of the Merger Shares, hereby designate Alps as the representative of the Indemnifying Equityholders’ (the “Equityholders’ Representative”).

(b) The Indemnifying Equityholders by the approval and adoption of this Agreement and in consideration of the receipt of the Merger Shares authorize the Equityholders’ Representative (i) to take all action necessary to consummate the transactions contemplated hereby, (ii) to defend and/or settle any claims for which the Indemnifying Equityholders may be required to indemnify Zipcar and/or the Surviving Corporation pursuant to Article VI hereof and to assert and/or settle any claims for which the Indemnifying Equityholders may seek indemnification from Zipcar pursuant to Article VI hereof, (iii) to give and receive all notices required to be given under the Agreement, and (iv) to take any and all additional action as is contemplated to be taken by or on behalf of the Company Equityholders by the terms of this Agreement.

(c) In the event that the Equityholders’ Representative resigns from such position, the Company Shareholders holding, after the Closing, a majority of the outstanding Merger Shares held by the Indemnifying Equityholders are authorized to and shall select another representative to fill such vacancy and such substituted representative shall be deemed to be the Equityholders’ Representative for all purposes of this Agreement and the documents delivered pursuant hereto.

(d) All decisions and actions by the Equityholders’ Representative, including without limitation any agreement between the Equityholders’ Representative and Zipcar relating to the defense or settlement of any claims for which the Indemnifying Equityholders may be required to indemnify Zipcar and/or the Surviving Corporation pursuant to Article VI hereof, shall be binding upon all of the Company Shareholders, and no Company Shareholder shall have the right to object, dissent, protest or otherwise contest the same.

(e) The Equityholders’ Representative shall not have any liability to any of the Parties or the Indemnifying Equityholders for any act done or omitted hereunder as Equityholders’ Representative while acting in good faith, and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith. The Indemnifying Equityholders shall severally indemnify the Equityholders’ Representative and hold it harmless against any loss, liability or expense incurred without fraud or willful misconduct on the part of the Equityholders’ Representative and arising out of or in connection with the acceptance or administration of its duties hereunder.

(f) By his, her or its approval of the Merger and this Agreement and the receipt of the Merger Shares, each Indemnifying Equityholder agrees, in addition to the foregoing, that:

(i) Zipcar shall be entitled to rely conclusively on the instructions and decisions of the Equityholders’ Representative as to the settlement of any claims for indemnification by Zipcar and/or the Surviving Corporation pursuant to Article VI hereof, or any other actions required or permitted to be taken by the Equityholders’ Representative hereunder, and no party hereunder shall have any cause of action against Zipcar for any action taken by Zipcar in reliance upon the instructions or decisions of the Equityholders’ Representative;

(ii) all actions, decisions and instructions of the Equityholders’ Representative shall be conclusive and binding upon all of the Indemnifying Equityholders and no Indemnifying Equityholder shall have any cause of action against the Equityholders’ Representative for any action taken, decision made or instruction given by the Equityholders’ Representative under this Agreement, except for fraud or willful misconduct by the Equityholders’ Representative in connection with the matters described in this Section 1.9;

(iii) the provisions of this Section 1.9 are independent and severable, are irrevocable and coupled with an interest and shall be enforceable notwithstanding any rights or remedies that any Indemnifying Equityholder may have in connection with the transactions contemplated by this Agreement;

(iv) remedies available at law for any breach of the provisions of this Section 1.9 are inadequate; therefore, the Equityholders’ Representative, Zipcar and the Surviving Corporation shall be entitled to seek temporary and permanent injunctive relief without the necessity of proving damages if any of the Equityholders’ Representative, Zipcar and/or the Surviving Corporation brings an action to enforce the provisions of this Section 1.9;

(v) the provisions of this Section 1.9 shall be binding upon the executors, heirs, legal representatives, personal representatives, successor trustees and successors of each Indemnifying Equityholder, and any references in this Agreement to an Indemnifying Equityholder or the Indemnifying Equityholders shall mean and include the successors to any Indemnifying Equityholder’s rights hereunder, whether pursuant to testamentary disposition, the laws of descent and distribution or otherwise; and

(vi) the Equityholders’ Representative shall be entitled, at the Equityholders’ Representative’s written request, to reimbursement by each Indemnifying Equityholder for such Indemnifying Equityholder’s Pro Rata Share of all expenses incurred by the Equityholders’ Representative in such capacity.

1.10 Articles of Incorporation and Bylaws; Directors and Officers.

(a) The Articles of Incorporation of the Surviving Corporation in effect immediately prior to the Effective Time shall be amended in their entirety at the Effective Time so that such Articles of Incorporation are identical to the Articles of Incorporation of the Transitory Subsidiary immediately prior to the Effective Time, except that (i) the name of the corporation set forth therein shall be changed to the name of the Company and (ii) the identity of the incorporator shall be deleted, and as so amended such Articles of Incorporation shall be the Articles of Incorporation of the Surviving Corporation until thereafter amended as provided by law and such Articles of Incorporation.

(b) The Bylaws of the Surviving Corporation in effect immediately prior to the Effective Time shall be amended at the Effective Time so that such Bylaws are identical to the Bylaws of the Transitory Subsidiary immediately prior to the Effective Time, except that the name of the corporation set forth therein shall be changed to the name of the Company, and as so amended such Bylaws shall be the Bylaws of the Surviving Corporation until thereafter amended as provided by law, the Articles of Incorporation of the Surviving Corporation and such Bylaws.

(c) The directors of the Transitory Subsidiary immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the Articles of Incorporation and Bylaws of the Surviving Corporation.

(d) The officers of the Transitory Subsidiary immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, each to hold office in accordance with the Articles of Incorporation and Bylaws of the Surviving Corporation.

1.11 No Further Rights. From and after the Effective Time, no Company Shares shall be deemed to be outstanding, and holders of Certificates shall cease to have any rights with respect thereto, except as provided herein or by law.

1.12 Closing of Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed and no transfer of Company Shares shall thereafter be made. If after the Effective Time, certificates for Company Shares are presented to Zipcar or the Surviving Corporation, they shall be cancelled and exchanged for Merger Shares in accordance with Section 1.5, subject to applicable law in the case of Dissenting Shares.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Zipcar that, except as set forth in the Disclosure Schedule, the statements contained in this Article II are true and correct as of the date of this Agreement and will be true and correct as of the Closing as though made as of the Closing, except to the extent such representations and warranties are specifically made as of a particular date (in which case such representations and warranties were, are or will be true and correct as of such date). The Disclosure Schedule shall be arranged in sections corresponding to the numbered and lettered sections and, in certain cases, subsections contained in this Article II. The disclosures in the Disclosure Schedule shall qualify sections and subsections in this Article II in addition to those which correspond to the particular Disclosure Schedule only to the extent it is reasonably clear, to a person having conducted due diligence of the Company consistent with the due diligence investigation conducted by Zipcar, from a reading of the disclosure that such disclosure is applicable to such other sections and subsections and regardless of whether such sections or subsections are qualified by reference to a section of the Disclosure Schedule. For purposes of this Article II, the phrase “to the knowledge of the Company” or any phrase of similar import shall be deemed to refer to the actual knowledge of the executive officers of the Company as set forth on Exhibit B hereto.

2.1 Organization, Qualification and Corporate Power. The Company is a corporation duly organized and validly existing under the laws of the State of Washington. The Company is duly qualified to conduct business as a foreign corporation and is in corporate and tax good standing under the laws of each jurisdiction listed in Section 2.1 of the Disclosure Schedule, which jurisdictions constitute the only jurisdictions in which the nature of the Company’s businesses or the ownership or leasing of its properties requires such qualification, except for those jurisdictions in which the failure to be so qualified or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. The Company has all requisite corporate power and authority to carry on the businesses in which it is currently engaged and to own and use the properties owned and used by it. The Company has furnished to Zipcar complete and accurate copies of its Articles of Incorporation and bylaws. The Company is not in default under or in violation of any provision of its Articles of Incorporation or bylaws.

2.2 Capitalization.

(a) The authorized capital stock of the Company consists of (i) 50,000,000 shares of Class A Common Stock, of which, as of the date of this Agreement, 37,478,221 shares were issued and outstanding, and (ii) 5,000,000 shares of Class B Common Stock, of which, as of the date of this Agreement, 988,564 shares were issued and outstanding.

(b) Section 2.2 of the Disclosure Schedule sets forth a complete and accurate list, as of the date of the Agreement, of the holders of capital stock of the Company, showing the number of shares of capital stock, and the class or series of such shares, held by each shareholder and shall, as a result of the update to Section 2.2 of the Disclosure Schedule to be delivered by the Company to Zipcar on or prior to the Closing Date, set forth a complete and accurate list, as of the Closing Date, of the holders of capital stock of the Company, showing the number of shares of capital stock, and the class or series of such shares, held by each shareholder. No outstanding Company Shares constitute restricted stock or are otherwise subject to a repurchase or redemption right. All of the issued and outstanding shares of capital stock of the Company have been duly authorized and validly issued and are fully paid and nonassessable. All of the issued and outstanding shares of capital stock of the Company have been offered, issued and sold by the Company in compliance with all applicable federal and state securities laws.

(c) Section 2.2 of the Disclosure Schedule sets forth a complete and accurate list, as of the date of this Agreement of: (i) all Company Stock Plans, indicating for each Company Stock Plan the number and class of Company Shares issued to date under such Plan, the number and class of Company Shares subject to outstanding options under such Plan and the number and class of Company Shares reserved for future issuance under such Plan; (ii) all holders of outstanding Options, indicating with respect to each Option the Company Stock Plan under which it was granted, the number and class of Company Shares subject to such Option, the exercise price, the date of grant, and the vesting schedule (including any acceleration provisions with respect thereto other than acceleration pursuant to the terms of the Company Stock Plan under which such Option was granted); and (iii) all holders of outstanding Warrants, indicating with respect to each Warrant the agreement or other document under which it was granted, the number of shares of capital stock, and the class or series of such shares, subject to such Warrant, the exercise price, the date of issuance and the expiration date thereof. The Company has provided to Zipcar complete and accurate copies of all Company Stock Plans, forms of all stock option agreements evidencing Options and all Warrants. All of the shares of capital stock of the Company subject to Options and Warrants will be, upon issuance pursuant to the exercise of such instruments prior to the Effective Time, if any, duly authorized, validly issued, fully paid and nonassessable.

(d) Except as set forth in this Section 2.2, (i) no subscription, warrant, option, convertible security or other right (contingent or otherwise) to purchase or acquire any shares of capital stock of the Company is authorized or outstanding (other than subscriptions for shares of capital stock of the Company that have been issued and satisfied in full), (ii) the Company has no obligation (contingent or otherwise) to issue any subscription, warrant, option, convertible security or other such right, or to issue or distribute to holders of any shares of its capital stock any evidences of indebtedness or assets of the Company, (iii) the Company has no obligation (contingent or otherwise) to purchase, redeem or otherwise acquire any shares of its capital stock or any interest therein or to pay any dividend or to make any other distribution in respect thereof, and (iv) there are no outstanding or authorized stock appreciation, phantom stock or similar rights with respect to the Company.

(e) There is no Contract between the Company and any holder of its securities, or, to the Company’s knowledge, among any holders of its securities, relating to the sale or transfer (including Contracts relating to rights of first refusal, co-sale rights or “drag-along” rights), registration under the Securities Act, or voting, of the capital stock of the Company.

2.3 Authorization of Transaction. The Company has all requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery by the Company of this Agreement and, subject to obtaining the Requisite Shareholder Approval, which is the only approval required from the Company Shareholders, the consummation by the Company of the transactions contemplated hereby has been duly and validly authorized by all necessary corporate action on the part of the Company. Without limiting the generality of the foregoing, the board of directors of the Company, at a meeting duly called and held, by the unanimous vote of all directors, or by unanimous written consent in lieu of a meeting, (a) determined that the Merger is advisable, fair and in the best interests of the Company and its shareholders, (b) adopted this Agreement in accordance with the provisions of the WBCA, and (iii) directed that this Agreement and the Merger be submitted to the shareholders of the Company for their approval and resolved to recommend that the shareholders of the Company vote in favor of the approval of this Agreement and the approval of the Merger. This Agreement has been duly and validly executed and delivered by the Company and constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that (i) such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws and equitable principles relating to or limiting creditors generally and (ii) the remedies of specific performance and injunctive relief may be subject to equitable defenses and the discretion of the court before which any proceeding therefor may be brought.

2.4 Noncontravention. Subject to compliance with the applicable requirements of the Hart-Scott-Rodino Act and the filing of the Articles of Merger as required by the WBCA, neither the execution and delivery by the Company of this Agreement, nor the consummation by the Company of the transactions contemplated hereby, will (a) conflict with or violate any provision of the Articles of Incorporation or Bylaws of the Company or the charter, bylaws or other organizational document of any Subsidiary, (b) require on the part of the Company or any Subsidiary any notice to or filing with, or any permit, authorization, consent or approval of, any Governmental Entity, (c) conflict with, result in a breach of, constitute (with or without due notice or lapse of time or both) a default under, result in the acceleration of obligations under, create in any party the right to terminate, modify or cancel, or require any notice, consent or waiver under, any Contract to which the Company or any Subsidiary is a party or by which the Company or any Subsidiary is bound or to which any of their respective assets is subject, (d) result in the imposition of any Security Interest upon any assets of the Company or any Subsidiary or (e) violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Company, any Subsidiary or any of their respective properties or assets, except for any such conflicts, violations, breaches, defaults and impositions as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

2.5 Subsidiaries.

(a) Section 2.5 of the Disclosure Schedule sets forth: (i) the name of each Subsidiary; (ii) the number and type of outstanding equity securities of each Subsidiary and a list of the holders thereof; (iii) the jurisdiction of organization of each Subsidiary; (iv) the names of the officers and directors of each Subsidiary; and (v) the jurisdictions in which each Subsidiary is qualified or holds licenses to do business as a foreign corporation or other entity.

(b) Each Subsidiary is a limited liability company duly organized, validly existing and in limited liability company and tax good standing under the laws of the jurisdiction of its organization. Each Subsidiary is duly qualified to conduct business and is in limited liability company and tax good standing under the laws of each jurisdiction in which the nature of its businesses or the ownership or leasing of its properties requires such qualification, except where the failure to be so qualified or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. Each Subsidiary has all requisite power and authority to carry on the businesses in which it is currently engaged and to own and use the properties owned and used by it. The Company has made available to Zipcar complete and accurate copies of the organizational documents of each Subsidiary. No Subsidiary is in default under or in violation of any provision of organizational documents. All of the issued and outstanding units or membership interests of each Subsidiary are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. All units or membership interests of each Subsidiary that are held of record or owned beneficially by either the Company or any Subsidiary are held or owned free and clear of any restrictions on transfer (other than restrictions under the Securities Act and state securities laws), claims, Security Interests, options, warrants, rights, contracts, calls, commitments, equities and demands. There are no outstanding or authorized options, warrants, rights, agreements or commitments to which the Company or any Subsidiary is a party or which are binding on any of them providing for the issuance, disposition or acquisition of any units or membership interests of any Subsidiary. There are no outstanding stock appreciation, phantom stock or similar rights with respect to any Subsidiary. There are no voting trusts, proxies or other Contracts with respect to the voting of any units or membership interests of any Subsidiary.

(c) The Company does not control directly or indirectly or have any direct or indirect equity participation or similar interest in any corporation, partnership, limited liability company, joint venture, trust or other business association or entity which is not a Subsidiary.

2.6 Financial Statements. The Company has provided (or shall provide no later than 30 days prior to the Effective Time) to Zipcar the Financial Statements. The Financial Statements (i) were prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby (except as may be indicated in the notes to such financial statements) and (ii) fairly present, in all material respects, the consolidated financial position of the Company and its Subsidiaries as of the dates thereof and the consolidated results of its operations and cash flows for the periods indicated, consistent with the books and records of the Company and its Subsidiaries, except that the unaudited interim financial statements are subject to normal year-end adjustments and do not include footnotes.

2.7 Absence of Certain Changes. Since the Most Recent Balance Sheet Date, (a) there has occurred no event or development which, individually or in the aggregate, has had, or would reasonably be expected to have in the future, a Company Material Adverse Effect, and (b) neither the Company nor any Subsidiary has taken any of the actions set forth in paragraphs (i) through (xvii) of Section 4.4(a).

2.8 Undisclosed Liabilities. Neither the Company nor any Subsidiary has any material liability (whether known or unknown, whether absolute or contingent, whether liquidated or unliquidated and whether due or to become due), except for (a) liabilities shown on the Most Recent Balance Sheet, (b) liabilities which have arisen since the Most Recent Balance Sheet Date in the Ordinary Course of Business, (c) contractual and other liabilities incurred in the Ordinary Course of Business which are not required by GAAP to be reflected on a balance sheet and (d) liabilities set forth in Section 2.8 of the Disclosure Schedule.

2.9 Tax Matters.

(a) Each of the Company and the Subsidiaries has properly filed on a timely basis all Tax Returns that it was required to file, and all such Tax Returns were true, correct and complete in all material respects. Neither the Company nor any Subsidiary is or has ever been a member of a group of corporations with which it has filed (or been required to file) consolidated, combined or unitary Tax Returns, other than a group of which the common parent is the Company. Each of the Company and the Subsidiaries has paid on a timely basis all Taxes that were due and payable. The unpaid Taxes of the Company and each Subsidiary for Tax periods through the Most Recent Balance Sheet Date, including Taxes related to any Tax Return that is subject to an extension as of the date of this Agreement, do not exceed the accruals and reserves for Taxes (excluding accruals and reserves for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the Most Recent Balance Sheet and all unpaid Taxes of the Company and each Subsidiary for all Tax periods commencing after the date of the Most Recent Balance Sheet Date arose in the Ordinary Course of Business and are of the type and amount commensurate with Taxes attributable to prior similar periods. Neither the Company nor any Subsidiary (i) has any actual or potential liability under Treasury Regulations Section 1.1502-6 (or any comparable or similar provision of federal, state, local or foreign law), as a transferee or successor, pursuant to any contractual obligation, or otherwise for any Taxes of any person other than the Company or any Subsidiary or (ii) is a party to or bound by any Tax indemnity, Tax sharing, Tax allocation or similar agreement. All Taxes that the Company or any Subsidiary was required by law to withhold or collect have been duly withheld or collected and, to the extent required, have been properly paid to the appropriate Governmental Entity.

(b) The Company has delivered or made available to Zipcar (i) complete and correct copies of all income and other material Tax Returns of the Company and any Subsidiary relating to Taxes for all taxable periods for which the applicable statute of limitations has not yet expired and (ii) complete and correct copies of all private letter rulings, revenue agent reports, information document requests, notices of proposed deficiencies, deficiency notices, protests, petitions, closing agreements, settlement agreements, pending ruling requests and any similar documents submitted by, received by, or agreed to by or on behalf of the Company or any Subsidiary relating to Taxes for all taxable periods for which the statute of limitations has not yet expired. The federal income Tax Returns of the Company and each Subsidiary have been audited by the Internal Revenue Service or are closed by the applicable statute of limitations for all taxable years through the taxable year specified in Section 2.9(b) of the Disclosure Schedule. No examination or audit of any Tax Return of the Company or any Subsidiary by any Governmental Entity is currently in progress or, to the knowledge of the Company, threatened or contemplated. Neither the Company nor any Subsidiary has been informed by any jurisdiction that the jurisdiction believes that the Company or any Subsidiary was required to file any Tax Return that was not filed. Neither the Company nor any Subsidiary has (x) waived any statute of limitations with respect to Taxes or agreed to extend the period for assessment or collection of any Taxes, (y) requested any extension of time within which to file any Tax Return, which Tax Return has not yet been filed, or (z) executed or filed any power of attorney with any taxing authority.

(c) Neither the Company nor any Subsidiary has made any payment, is obligated to make any payment, or is a party to any agreement that could obligate it to make any payment that may be treated as an “excess parachute payment” under Section 280G of the Code (without regard to Sections 280G(b)(4) and 280G(b)(5) of the Code).

(d) None of the assets of the Company or any Subsidiary (i) directly or indirectly secures any debt the interest on which is tax exempt under Section 103(a) of the Code or (ii) is subject to a lease under Section 7701(h) of the Code or under any predecessor section.

(e) Neither the Company nor any Subsidiary has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(l)(A)(ii) of the Code.

(f) There are no adjustments under Section 481 of the Code (or any similar adjustments under any provision of the Code or the corresponding foreign, state or local Tax laws) that are required to be taken into account by the Company or any Subsidiary in any period ending after the Closing Date by reason of a change in method of accounting in any taxable period ending on or before the Closing Date or as a result of the consummation of the transactions contemplated by this Agreement.

(g) The Company is not a party to a lease that is treated as a “Section 467 rental agreement” within the meaning of Section 467(d) of the Code.

(h) Neither the Company nor any Subsidiary has distributed to its shareholders or security holders stock or securities of a controlled corporation, nor has stock or securities of the Company or any Subsidiary been distributed, in a transaction to which Section 355 of the Code applies (i) in the two (2) years prior to the date of this Agreement or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) that includes the transactions contemplated by this Agreement.

(i) Neither the Company nor any Subsidiary owns any interest in an entity that is characterized as a partnership for federal income Tax purposes. Each of the Subsidiaries has been at all times since its formation and will continue to be up to and including the Closing, a limited liability company that is disregarded as separate from the Company for U.S. federal and state income tax purposes.

(j) Section 2.9(j) of the Disclosure Schedule sets forth each jurisdiction (other than United States federal) in which the Company or any Subsidiary files, is required to file or has been required to file a Tax Return or is or has been liable for any Taxes on a “nexus” basis and each jurisdiction that has sent notices or communications of any kind requesting information relating to the Company’s or any Subsidiary’s nexus with such jurisdiction. Neither the Company nor any Subsidiary has, or has had, any operations outside the United States and no Subsidiary is organized in any jurisdiction outside the United States or has ever owned an interest in a foreign subsidiary.

(k) Neither the Company nor any Subsidiary will be required to include any item of income in, or exclude any item of deduction from, taxable income for any period (or any portion thereof) ending after the Closing Date as a result of any (i) closing agreement as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Tax law) executed on or prior to the Closing Date, (ii) installment sale or other open transaction disposition made on or prior to the Closing Date or (iii) prepaid amount received on or prior to the Closing Date.

(l) There are no liens or other encumbrances with respect to Taxes upon any of the assets or properties of the Company or any Subsidiary, other than with respect to Taxes not yet due and payable.

(m) Neither the Company nor any Subsidiary has engaged in any “listed transaction” for purposes of Treasury Regulation sections 1.601 l-4(b)(2) or 301.611 l-2(b)(2) or any analogous provision of state or local law.

2.10 Assets. The Company or the applicable Subsidiary has good title or a valid leasehold interest to all of the tangible assets purported to be owned or leased by the Company or the Subsidiaries, free and clear of all Security Interests. The tangible assets, including motor vehicles, of the Company and its Subsidiaries, taken as a whole, (a) are free from material defects, (b) have been maintained materially in accordance with normal industry practice and (c) are in good operating condition and repair (subject to normal wear and tear).

2.11 Owned Real Property. Neither the Company nor any Subsidiary has ever owned any real property.

2.12 Real Property Leases. Section 2.12 of the Disclosure Schedule lists Leases for facilities or offices of the Company and the Subsidiaries (the “Office Leases”). The Company has provided to Zipcar complete and accurate copies of the Office Leases. With respect to each Office Lease and each other Lease of the Company:

(a) such Lease is legal, valid, binding, enforceable and in full force and effect;

(b) neither the Company nor any Subsidiary nor, to the knowledge of the Company, any other party, is in breach or violation of, or default under, any such Lease, and no event has occurred, is pending or, to the knowledge of the Company, is threatened, which, after the giving of notice, with lapse of time, or otherwise, would constitute a breach or default by the Company or any Subsidiary or, to the knowledge of the Company, any other party under such Lease, except for any such breaches or violations as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

(c) there are no disputes, oral agreements or forbearance programs in effect as to such Lease; and

(d) neither the Company nor any Subsidiary has assigned, transferred, conveyed, mortgaged, deeded in trust or encumbered any interest in the leasehold or subleasehold.

2.13 Intellectual Property.

(a) Section 2.13(a) of the Disclosure Schedule lists all Company Registrations, in each case enumerating specifically the applicable filing or registration number, title, jurisdiction in which filing was made or from which registration issued, date of filing or issuance, names of all current applicants) and registered owners(s), as applicable. All assignments of Company Registrations to the Company or any Subsidiary have been properly executed and recorded. To the knowledge of the Company, all Company Registrations are valid and enforceable and all issuance, renewal, maintenance and other payments that are or have become due with respect thereto have been timely paid by or on behalf of the Company.

(b) There are no inventorship challenges, opposition or nullity proceedings or interferences declared, commenced or provoked, or to the knowledge of the Company, threatened, with respect to any Patent Rights included in the Company Registrations. To the Company’s knowledge, the Company and the Subsidiaries have complied with their duty of candor and disclosure to the United States Patent and Trademark Office and any relevant foreign patent office with respect to all patent and trademark applications filed by or on behalf of the Company or any Subsidiary and have made no material misrepresentation in such applications. The Company has no knowledge of any information that would preclude the Company or any Subsidiary from having clear title to the Company Registrations or adversely affecting the patentability or enforceability of any Company Registrations.

(c) The Company or a Subsidiary is the sole and exclusive owner of all Company Owned Intellectual Property, free and clear of any Security Interests other than the Company Owned Intellectual Property for which all joint owners or interest holders are listed in Section 2.13(c) of the Disclosure Schedule.

(d) The Company or the appropriate Subsidiary has taken reasonable measures to protect the proprietary nature of each item of Company Owned Intellectual Property currently used in the operation of the Company and its Subsidiaries, and to maintain in confidence all trade secrets and confidential information comprising a part thereof. The Company and each Subsidiary have complied in all material respects with all applicable contractual and legal requirements pertaining to information privacy and security. Except for any that have been resolved in writing, the Company has not received any written complaint relating to an improper use or disclosure of; or a breach in the security of, any such information and, to the knowledge of the Company, no such complaint been threatened against the Company or any Subsidiary. To the knowledge of the Company, there has been no: (i) unauthorized disclosure of any material third party proprietary or confidential information in the possession, custody or control of the Company or any Subsidiary, or (ii) material breach of the Company’s or any Subsidiary’s security procedures wherein confidential information has been disclosed to a third person.

(e) None of the activities undertaken by the Company or any Subsidiary in connection with the business of the Company as currently conducted infringes or violates, or constitutes a misappropriation of, any Intellectual Property rights of any third party. Section 2.13(e) of the Disclosure Schedule lists any written complaint, claim or notice, or threat of any of the foregoing (including any written notification that a license under any patent is or may be required), received by the Company or any Subsidiary alleging any such infringement, violation or misappropriation and any request or demand for indemnification or defense received by the Company or any Subsidiary from any reseller, distributor, customer, user or any other third party.

(f) To the knowledge of the Company, no person (including, without limitation, any current or former employee or consultant of Company or the Subsidiaries) is infringing, violating or misappropriating any of the Company Owned Intellectual Property or any Company Licensed Intellectual Property which is exclusively licensed to the Company or any Subsidiary.

(g) Section 2.13(g) of the Disclosure Schedule identifies each license, covenant or other agreement pursuant to which the Company or a Subsidiary has assigned, transferred, licensed, distributed or otherwise granted any right or access to any person, or covenanted not to assert any right, with respect to any past, existing or future Company Intellectual Property. Neither the Company nor any Subsidiary has agreed to indemnify any person against any infringement, violation or misappropriation of any Intellectual Property rights with respect to any third party Intellectual Property rights. Neither the Company nor any Subsidiary is a member of or party to any patent pool, industry standards body, trade association or other organization pursuant to the rules of which it is obligated to license any existing or future Intellectual Property to any person.

(h) Section 2.13(h) of the Disclosure Schedule identifies (i) each item of Company Licensed Intellectual Property and the license or agreement pursuant to which the Company or a Subsidiary Exploits it (excluding off-the-shelf software programs that are licensed by the Company pursuant to “shrink wrap” licenses, the total fees associated with which in any twelve-month period are less than $5,000) and (ii) each agreement, contract, assignment or other instrument pursuant to which the Company or any Subsidiary has obtained any joint or sole ownership interest in or to each item of material Company Owned Intellectual Property.

(i) Each employee of the Company or any Subsidiary who has, during the three-year period prior to the Effective Date, created Intellectual Property used by the Company or any Subsidiary has executed a valid and binding written agreement expressly assigning to the Company or a Subsidiary all right, title and interest in any inventions and works of authorship, whether or not patentable, invented, created, developed, conceived and/or reduced to practice during the term of such employee’s employment with the Company or the relevant Subsidiary, and all Intellectual Property rights therein, except with respect to such inventions and works of authorship that are developed by such employee entirely on his or her own time without using the Company’s or any Subsidiary’s equipment, supplies, facilities, trade secret information, to the extent that those inventions and works of authorship do not (i) relate at the time of creation of the work or conception or reduction to practice of the invention to the business or the actual or demonstrably anticipated research or development of the Company or any Subsidiary, or (ii) result from any work performed by such employee for the Company or any Subsidiary.

(j) Each independent contractor of the Company or any Subsidiary who has created Software or other Intellectual Property, other than copyrights, for or on behalf of the Company or any Subsidiary which is currently used by the Company or any Subsidiary has executed a valid and binding written agreement expressly assigning to the Company or a Subsidiary all right, title and interest in any inventions and works of authorship, whether or not patentable, invented, created, developed, conceived and/or reduced to practice in the course of such independent contractor’s work for the Company or the relevant Subsidiary, and all Intellectual Property rights therein.

2.14 Contracts.

(a) Section 2.14 of the Disclosure Schedule lists the following Contracts to which the Company or any Subsidiary is a party as of the date of this Agreement (each such Contract, a “Company Material Contract”):

(i) any Contract for the lease of personal property from or to third parties providing for lease payments in excess of $75,000 per annum or having a remaining term longer than 12 months;

(ii) any Contract for the purchase or sale of products or for the furnishing or receipt of services (A) which calls for performance over a period of more than one year, (B) which involves more than the sum of $75,000, or (C) in which the Company or any Subsidiary has granted, “most favored nation” pricing provisions or marketing or distribution rights relating to any products or territory or has agreed to purchase a minimum quantity of goods or services or has agreed to purchase goods or services exclusively from a certain party;

(iii) any Contract concerning the establishment or operation of a partnership, joint venture or limited liability company;

(iv) any Contract under which it has created, incurred, assumed or guaranteed (or may create, incur, assume or guarantee) indebtedness (including capitalized lease obligations) involving more than $75,000 or under which it has imposed (or may impose) a Security Interest on any of its assets, tangible or intangible;

(v) any Contract for the disposition of any significant portion of the assets or business of the Company or any Subsidiary (other than sales of products in the Ordinary Course of Business) or any Contract for the acquisition of the assets or business of any other entity (other than purchases of inventory or components in the Ordinary Course of Business);

(vi) any Contract concerning confidentiality, other than nondisclosure agreements entered into in the Ordinary Course of Business and other than nondisclosure agreements entered into in connection with discussions with any party concerning any merger, reorganization, consolidation, recapitalization, business combination, share exchange, material sale of stock, sale of material assets or similar business transaction involving the Company;

(vii) any employment or consulting Contract;

(viii) any Contract between the Company or any Subsidiary of the Company, on the one hand, and, on the other hand, (A) any current officer, director or shareholder, or, to the knowledge of the Company, any former officer, of the Company, or (B) an Affiliate thereof;

(ix) any Contract under which the consequences of a default or termination would reasonably be expected to have a Company Material Adverse Effect;

(x) any Contract which contains any provisions requiring the Company or any Subsidiary to indemnify any other party (excluding indemnities contained in agreements for the purchase, sale or license of products entered into in the Ordinary Course of Business and excluding Company Material Contracts otherwise set forth on Section 2.14 of the Disclosure Schedule);

(xi) any Contract that could reasonably be expected to have the effect of prohibiting or impairing the conduct of the business of the Company or any of its Subsidiaries or Zipcar or any of its subsidiaries as currently conducted;

(xii) any Contract under which the Company or any Subsidiary is restricted from selling, licensing or otherwise distributing any of its technology or products, or providing services to, customers or potential customers or any class of customers, in any geographic area, during any period of time or any segment of the market or line of business; and

(xiii) any other Contract either involving more than $75,000 or not entered into in the Ordinary Course of Business.

(b) The Company has delivered or otherwise made available to Zipcar a complete and accurate copy of each Company Material Contract. With respect to each Company Material Contract: (i) the Contract or agreement is legal, valid, binding and enforceable and in full force and effect in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws and equitable principles relating to or limiting creditors’ rights generally; and (ii) neither the Company nor any Subsidiary nor, to the knowledge of the Company, any other party, is in breach or violation of, or default under, any such Contract, and no event has occurred, is pending or, to the knowledge of the Company, is threatened, which, after the giving of notice, with lapse of time, or otherwise, would constitute a breach or default by the Company or any Subsidiary or, to the knowledge of the Company, any other party under such Contract.

2.15 Powers of Attorney. Except as set forth in the notice to be delivered pursuant to Section 4.17, there are no outstanding powers of attorney executed on behalf of the Company or any Subsidiary.

2.16 Insurance. Section 2.16 of the Disclosure Schedule lists each insurance policy to which the Company or any Subsidiary is a party and all Self-Insurance Programs and Arrangements relating to the business, assets, and operations of Company and its Subsidiaries (including fire, theft, casualty, comprehensive general liability, workers compensation, business interruption, environmental, product liability and automobile insurance policies and bond and surety arrangements), all of which are in full force and effect. There is no material claim pending under any such policy as to which coverage has been questioned, denied or disputed by the underwriter of such policy. All premiums due and payable under all such policies have been paid, neither the Company nor any Subsidiary may be liable for retroactive premiums or similar payments, and the Company and the Subsidiaries are otherwise in compliance in all material respects with the terms of such policies. The Company has no knowledge of any threatened termination of any such policy. Section 2.16 of the Disclosure Schedule is a list of all known claims under the Company’s Self-Insurance Programs and Arrangements as of the date of this Agreement.

2.17 Litigation. There is no Legal Proceeding which is pending or, to the knowledge of the Company, has been threatened in writing against the Company or any Subsidiary which (a) seeks either damages in excess of $25,000 or equitable relief or (b) in any manner challenges or seeks to prevent, enjoin, alter or delay the transactions contemplated by this Agreement. There are no judgments, orders or decrees outstanding against the Company or any Subsidiary.

2.18 Employees.

(a) Section 2.18 of the Disclosure Schedule contains a list of all employees of the Company and each Subsidiary, along with the position and the current annual rate of compensation of each such person. Each current employee of the Company or any Subsidiary has entered into a confidentiality agreement with the Company or such Subsidiary, a copy or form of which has previously been delivered to Zipcar. Section 2.18 of the Disclosure Schedule contains a list of all employees of the Company or any Subsidiary who are a party to a noncompetition agreement with the Company or any Subsidiary; a copy or form of which has previously been delivered to Zipcar. All persons employed by the Company and its Subsidiaries in the United States are citizens or permanent residents of the United States, except as set forth on Section 2.18 of the Disclosure Schedule, which also indicates immigration status and the date work authorization is scheduled to expire. To the Company’s knowledge, each employee of the Company and its Subsidiaries who is not a citizen or permanent resident of the United States has a valid work permit or visa enabling him or her to work lawfully in the United States. To the knowledge of the Company, no key employee or group of employees has any plans to terminate employment with the Company or any Subsidiary. The Company and each Subsidiary are in material compliance with all applicable laws relating to the hiring and employment of employees.

(b) Neither the Company nor any Subsidiary is a party to or bound by any collective bargaining agreement, nor has any of them experienced any strikes, grievances, claims of unfair labor practices or other collective bargaining disputes. The Company has no knowledge of any organizational effort made or threatened, either currently or within the past two years, by or on behalf of any labor union with respect to employees of the Company or any Subsidiary.

2.19 Employee Benefits.

(a) Section 2.19(a) of the Disclosure Schedule contains a complete and accurate list of all material Company Plans. Complete and accurate copies of (i) all Company Plans which have been reduced to writing, (ii) all related trust agreements, insurance contracts and summary plan descriptions, and (iii) all annual reports filed on IRS Form 5500, 5500C or 5500R and (for all funded plans) all plan financial statements for the last three plan years for each Company Plan, have been delivered to Zipcar.

(b) Each Company Plan has been administered in all material respects in accordance with its terms and each of the Company, the Subsidiaries and the ERISA Affiliates has in all material respects met its obligations with respect to each Company Plan and has made all required contributions thereto. The Company, each Subsidiary, each ERISA Affiliate and each Company Plan are in compliance in all material respects with the currently applicable provisions of ERISA and the Code and the regulations thereunder (including Section 4980 B of the Code, Subtitle K, Chapter 100 of the Code and Sections 601 through 608 and Section 701 et seq. of ERISA). All filings and reports as to each Company Plan required to have been submitted to the Internal Revenue Service or to the United States Department of Labor have been duly submitted. No Company Plan has assets that include securities issued by the Company or any ERISA Affiliate.

(c) There are no Legal Proceedings (except claims for benefits payable in the normal operation of the Company Plans and proceedings with respect to qualified domestic relations orders) against or involving any Company Plan or asserting any rights or claims to benefits under any Company Plan that could give rise to any material liability.

(d) All the Company Plans that are intended to be qualified under Section 401(a) of the Code have received (or, in the case of a prototype plan, are entitled to rely upon) determination letters from the Internal Revenue Service to the effect that such Company Plans are qualified and the plans and the trusts related thereto are exempt from federal income taxes under Sections 401(a) and 501(a), respectively, of the Code, no such determination letter has been revoked and revocation has not been threatened, and no such Company Plan has been amended since the date of its most recent determination letter or application therefor in any respect that would adversely affect its qualification, and no act or omission has occurred that would adversely affect its qualification or materially increase its cost.

(e) Neither the Company, nor any Subsidiary or any ERISA Affiliate, has ever maintained an Employee Benefit Plan subject to Section 412 of the Code or Title IV of ERISA.

(f) At no time has the Company, any Subsidiary or any ERISA Affiliate been obligated to contribute to any “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA).

(g) There are no unfunded obligations under any Company Plan providing benefits after termination of employment to any employee of the Company or any Subsidiary (or to any beneficiary of any such employee), including but not limited to retiree health coverage and deferred compensation, but excluding continuation of health coverage required to be continued under Section 4980B of the Code or other applicable law and insurance conversion privileges under state law. The assets of each Company Plan which is funded are reported at their fair market value on the books and records of such Company Plan.

(h) No act or omission has occurred and no condition exists with respect to any Company Plan that would subject the Company, any Subsidiary or any ERISA Affiliate to

(i) any material fine, penalty, tax or liability of any kind imposed under ERISA or the Code or

(ii) any contractual indemnification or contribution obligation protecting any fiduciary, insurer or service provider with respect to any Company Plan.

(i) No Company Plan is funded by, associated with or related to a “voluntary employee’s beneficiary association” within the meaning of Section 501(c)(9) of the Code.

(j) Except as set forth in any Company Plan disclosed on Section 2.19(a) of the Disclosure Schedule (or any Contract related to any such plan set forth in Section 2.14 of the Disclosure Schedule) or as provided under applicable law, each Company Plan is amendable and terminable unilaterally by the Company at any time without liability or expense to the Company or such Company Plan as a result thereof (other than for benefits accrued through the date of termination or amendment and reasonable administrative expenses related thereto).

(k) Section 2.19(k) of the Disclosure Schedule discloses each: (i) agreement with any shareholder, director, executive officer or other key employee of the Company or any Subsidiary (A) the benefits of which are contingent, or the terms of which are altered, upon the occurrence of a transaction involving the Company or any Subsidiary of the nature of any of the transactions contemplated by this Agreement, (B) providing any term of employment or compensation guarantee or (C) providing severance benefits or other benefits after the termination of employment of such director, executive officer or key employee; (ii) agreement, plan or arrangement under which any person may receive, as a result of any of the transactions contemplated by this Agreement, payments from the Company or any Subsidiary that may be subject to the tax imposed by Section 4999 of the Code; and (iii) agreement or plan binding the Company or any Subsidiary, including any stock option plan, stock appreciation right plan, restricted stock plan, stock purchase plan, severance benefit plan or Company Plan, any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement.

(1) Section 2.19(1) of the Disclosure Schedule sets forth the policy of the Company and any Subsidiary with respect to accrued vacation, accrued sick time and earned time off and the amount of such accruals for each employee of the Company and each Subsidiary as of August 31, 2007.

2.20 Environmental Matters.

(a) Each of the Company and the Subsidiaries has complied with all applicable Environmental Laws, except for violations of Environmental Laws that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect. There is no pending or, to the knowledge of the Company, threatened civil or criminal litigation, written notice of violation, formal administrative proceeding, or investigation, inquiry or information request by any Governmental Entity, relating to any Environmental Law involving the Company or any Subsidiary.

(b) Neither the Company nor any Subsidiary has any liabilities or obligations arising from the release of any Materials of Environmental Concern into the environment.

(c) Neither the Company nor any Subsidiary is a party to or bound by any court order, administrative order, consent order or other agreement between the Company and any Governmental Entity entered into in connection with any legal obligation or liability arising under any Environmental Law.

2.21 Legal Compliance. Each of the Company and the Subsidiaries is currently conducting and have at all times since September 1, 2004 conducted their respective businesses in compliance with each applicable law (including rules and regulations thereunder) of any federal, state, local or foreign government, or any Governmental Entity, except for any violations or defaults that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect. Since September 1, 2004, neither the Company nor any Subsidiary has received any written notice from any Governmental Entity alleging noncompliance with any applicable law, rule or regulation.

2.22 Permits. The Company and the Subsidiaries have been issued or hold all Permits that are required for the Company and the Subsidiaries to conduct their respective businesses as presently conducted, except for those the absence of which, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect. Section 2.22 of the Disclosure Schedule sets forth a list of all material Permits issued to or held by the Company or any Subsidiary. Each such material Permit is in full force and effect; the Company or the applicable Subsidiary is in material compliance with the terms of each such material Permit; and, to the knowledge of the Company, no suspension or cancellation of such material Permit is threatened and there is no basis for believing that such material Permit will not be renewable upon expiration.

2.23 Certain Business Relationships With Affiliates. No Affiliate of the Company or of any Subsidiary (a) owns any property or right, tangible or intangible, which is used in the business of the Company or any Subsidiary, (b) has any claim or cause of action against the Company or any Subsidiary, or (c) owes any money to, or is owed any money by, the Company or any Subsidiary. Section 2.23 of the Disclosure Schedule describes any commercial transactions or relationships between the Company or a Subsidiary and any Affiliate thereof which occurred or have existed since the beginning of the time period covered by the Financial Statements.

2.24 Brokers’ Fees. Neither the Company nor any Subsidiary has any liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement.

2.25 Books and Records; Bank Accounts. The minute books and other similar records of all actions taken at any meetings of the Company’s or each of its Subsidiary’s shareholders or unitholders, board of directors or any committee thereof and of all written consents executed in lieu of the holding of any such meeting, in each case since August 23,2005, are complete and accurate in all material respects. Section 2.25 of the Disclosure Schedule contains a list of all bank accounts and safe deposit boxes of the Company and the Subsidiaries and the names of persons having signature authority with respect thereto or access thereto.

2.26 Disclosure. No representation or warranty by the Company contained in this Agreement, and no statement contained in the Disclosure Schedule or any other document, certificate or other instrument delivered or to be delivered by or on behalf of the Company pursuant to this Agreement, contains or will contain any untrue statement of a material fact or omits or will omit to state any material fact necessary, in light of the circumstances under which it was or will be made, in order to make the statements herein or therein not misleading.

2.27 Controls and Procedures. The Company and each of its Subsidiaries maintains accurate books and records reflecting its assets and liabilities and maintains proper and adequate internal control over financial reporting which provide assurance that (a) transactions are executed with management’s authorization, (b) access to assets of the Company and its Subsidiaries is permitted only in accordance with management’s authorization and (c) the reporting of assets of the Company and its Subsidiaries is compared with existing assets at regular intervals.

2.28 Company Shareholders. Each Company Shareholder and each holder of Warrants has represented to the Company that such Company Shareholder or holder of Warrants is an Accredited Investor.

2.29 Acknowledgement. Except for the representations and warranties and indemnifications contained in this Agreement, none of the Company, its shareholders or any other person will have or be subject to any liability or indemnification obligation to Zipcar or any other person resulting from the distribution to Zipcar, or the use by Zipcar of, any such information, and any information, document or material made available to Zipcar in certain “data rooms,” at or during management presentations, in any confidential information memorandum, or in responses to questions submitted on behalf of Zipcar, whether orally or in writing, or in any other form.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF ZIPCAR

AND THE TRANSITORY SUBSIDIARY

Each of Zipcar and the Transitory Subsidiary represents and warrants to the Company that, except as set forth in the Zipcar Disclosure Schedule, the statements contained in this Article III are true and correct as of the date of this Agreement and will be true and correct as of the Closing as though made as of the Closing, except to the extent such representations and warranties are specifically made as of a particular date (in which case such representations and warranties were, are or will be true and correct as of such date). The Zipcar Disclosure Schedule shall be arranged in sections corresponding to the numbered and lettered sections and, in certain cases, subsections contained in this Article III. The disclosures in the Zipcar Disclosure Schedule shall qualify sections and subsections in this Article II in addition to those which correspond to the particular Zipcar Disclosure Schedule only to the extent it is reasonably clear, to a person having conducted due diligence of Zipcar consistent with the due diligence investigation conducted by the Company, from a reading of the disclosure that such disclosure is applicable to such other sections and subsections and regardless of whether such sections or subsections are qualified by reference to a section of the Disclosure Schedule. For purposes of this Article III, the phrase “to the knowledge of Zipcar” or any phrase of similar import shall be deemed to refer to the actual knowledge of the executive officers of Zipcar as set forth on Exhibit C hereto.

3.1 Organization, Qualification and Corporate Power.

(a) Zipcar is a corporation duly organized, validly existing and in corporate and tax good standing under the laws of the State of Delaware. Zipcar is duly qualified to conduct business as a foreign corporation and is in corporate and tax good standing under the laws of each jurisdiction listed in Section 3.1(a) of the Zipcar Disclosure Schedule, which jurisdictions constitute the only jurisdictions in which the nature of Zipcar’s businesses or the ownership or leasing of its properties requires such qualification, except for those jurisdictions in which the failure to be so qualified or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Zipcar Material Adverse Effect. Zipcar has all requisite corporate power and authority to carry on the businesses in which it is currently engaged and to own and use the properties owned and used by it. Zipcar has furnished to the Company complete and accurate copies of its Certificate of Incorporation and by-laws. Zipcar is not in default under or in violation of any provision of its Certificate of Incorporation or by-laws.

(b) The Transitory Subsidiary is a corporation duly organized, validly existing under the laws of the State of Washington and is qualified to conduct business in the State of Washington, which jurisdiction constitutes the only jurisdiction in which the nature of the Transitory Subsidiary’s businesses or the ownership or leasing of its properties requires such qualification, except for those jurisdictions in which the failure to be so qualified or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Zipcar Material Adverse Effect. The Transitory Subsidiary has all requisite corporate power and authority to carry on the businesses in which it is currently engaged and to own and use the properties owned and used by it. The Transitory Subsidiary has furnished to the Company complete and accurate copies of its Articles of Incorporation and bylaws. The Transitory Subsidiary is not in default under or in violation of any provision of its Articles of Incorporation or bylaws.

3.2 Capitalization.

(a) The authorized capital stock of Zipcar (as of the date of this Agreement) consists of (i) 55,000,000 shares of Common Stock, $.001 par value per share, of which 4,408,928 shares are issued and outstanding and no shares are held in the treasury of the Company, (ii) 545,046 shares of Series A Preferred Stock, $.001 par value per share, all of which are issued and outstanding; (iii) 9,408,742 shares of Series B Preferred Stock, $.001 par value per share, all of which are issued and outstanding; (iv) 5,714,998 shares of Series C Preferred Stock, $.001 par value per share, all of which are issued and outstanding; (v) 10,117,134 shares of Series D Preferred Stock, $.001 par value per share, all of which are issued and outstanding; and (vi) 6,497,389 shares of Series E Preferred Stock, $.001 par value per share, all of which are issued and outstanding.

(b) Section 3.2 of the Zipcar Disclosure Schedule sets forth a complete and accurate list, as of the date of the Agreement, of the holders of capital stock of Zipcar, showing the number of shares of capital stock, and the class or series of such shares, held by each stockholder and (for shares other than Zipcar Common Stock) the number of shares of Zipcar Common Stock (if any) into which such shares are convertible and shall, as a result of the update to Section 3.2 of the Disclosure Schedule to be delivered by Zipcar to the Company on or prior to the Closing Date, set forth a complete and current list, as of the Closing Date, of the holders of capital stock of Zipcar, showing the number of shares of capital stock, and the class or series of such shares, held by each stockholder and (for shares other than Zipcar Common Stock) the number of shares of Zipcar Common Stock (if any) into which such shares are convertible. Section 3.2 of the Zipcar Disclosure Schedule also indicates all outstanding shares of Zipcar Common Stock that constitute restricted stock or that are otherwise subject to a repurchase or redemption right, indicating the name of the applicable stockholder, the vesting schedule (including any acceleration provisions with respect thereto), and the repurchase price payable by Zipcar. All of the issued and outstanding shares of capital stock of Zipcar have been duly authorized and validly issued and are fully paid and nonassessable. All of the issued and outstanding shares of capital stock of Zipcar have been offered, issued and sold by Zipcar in compliance with all applicable federal and state securities laws.

(c) Section 3.2 of the Zipcar Disclosure Schedule sets forth a complete and accurate list, as of the date of this Agreement of: (i) all Zipcar Stock Plans, indicating for each Zipcar Stock Plan the number of shares of Zipcar Common Stock issued to date under such Plan, the number of shares of Zipcar Common Stock subject to outstanding options under such Plan and the number of shares of Zipcar Common Stock reserved for future issuance under such Plan; (ii) all holders of outstanding Zipcar Options, indicating with respect to each Zipcar Option the Zipcar Stock Plan under which it was granted, the number of shares of Zipcar Common Stock subject to such Zipcar Option, the exercise price, the date of grant, and the vesting schedule (including any acceleration provisions with respect thereto); and (iii) all holders of outstanding Zipcar Warrants, indicating with respect to each Zipcar Warrant the agreement or other document under which it was granted, the number of shares of capital stock, and the class or series of such shares, subject to such Zipcar Warrant, the exercise price, the date of issuance and the expiration date thereof. Zipcar has provided to the Company complete and accurate copies of all Zipcar Stock Plans, forms of all stock option agreements evidencing Zipcar Options and all Zipcar Warrants. All of the shares of capital stock of Zipcar subject to Zipcar Options and Zipcar Warrants will be, upon issuance pursuant to the exercise of such instruments, duly authorized, validly issued, fully paid and nonassessable.

(d) Except as set forth in this Section 3.2, (i) no subscription, warrant, option, convertible security or other right (contingent or otherwise) to purchase or acquire any shares of capital stock of Zipcar or the Transitory Subsidiary is authorized or outstanding, (ii) neither Zipcar nor the Transitory Subsidiary has any obligation (contingent or otherwise) to issue any subscription, warrant, option, convertible security or other such right, or to issue or distribute to holders of any shares of its capital stock any evidences of indebtedness or assets of Zipcar or the Transitory Subsidiary, (iii) neither Zipcar nor the Transitory Subsidiary has any obligation (contingent or otherwise) to purchase, redeem or otherwise acquire any shares of its capital stock or any interest therein or to pay any dividend or to make any other distribution in respect thereof, and (iv) there are no outstanding or authorized stock appreciation, phantom stock or similar rights with respect to Zipcar or the Transitory Subsidiary.

(e) There is no Contract between Zipcar or the Transitory Subsidiary and any holder of their respective securities, or, to Zipcar’s knowledge, among any holders of its securities, relating to the sale or transfer (including Contracts relating to rights of first refusal, co-sale rights or “drag-along” rights), registration under the Securities Act, or voting, of the capital stock of Zipcar or the Transitory Subsidiary.

(f) The authorization, reservation, issuance, sale and delivery, as applicable, of (i) the Merger Shares, when issued in accordance with the provisions of this Agreement, (ii) the Substituted Options and the Warrants to be assumed by Zipcar, (iii) the shares of Zipcar Preferred Stock issuable upon exercise of the Warrants to be assumed by Zipcar and (iv) the shares of Zipcar Common Stock issuable upon conversion of the Merger Shares, exercise of the Substituted Options and conversion of the shares of Zipcar Preferred Stock issuable upon exercise of the Warrants (collectively, the “Zipcar Issued Shares”) have been duly and validly authorized by all requisite corporate action on the part of Zipcar. The Zipcar Issued Shares, when issued in accordance with the provisions of this Agreement, upon the exercise of Warrants assumed by Zipcar, upon the conversion of the Merger Shares, upon the exercise of Substitute Options or upon the conversion of the shares of Zipcar Preferred Stock issuable upon exercise of

Warrants, as the case may be, will be duly authorized and validly issued and outstanding, fully paid and nonassessable and, except as otherwise set forth in this Agreement, the Investor Documents or the Zipcar Restated Certificate, with no personal liability attaching to the ownership thereof (other than personal liability resulting from any action taken by the holder), free and clear of any Security Interests (other than those created by the holder) and with no restrictions on the voting rights thereof and not subject to any preemptive rights, rights of first refusal or other similar rights of the stockholders of Zipcar.

3.3 Authorization of Transaction. Each of Zipcar and the Transitory Subsidiary has all requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery by Zipcar and the Transitory Subsidiary of this Agreement and the consummation by Zipcar of the transactions contemplated hereby has been duly and validly authorized by all necessary corporate action on the part of Zipcar and the Transitory Subsidiary. Without limiting the generality of the foregoing, the board of directors of Zipcar, at a meeting duly called and held, by the unanimous vote of all directors or by unanimous written consent in lieu of a meeting (i) determined that the Merger is advisable, fair and in the best interests of Zipcar and its stockholders, and (ii) adopted this Agreement in accordance with the provisions of applicable law. This Agreement has been duly and validly executed and delivered by Zipcar and the Transitory Subsidiary and constitutes a valid and binding obligation of Zipcar and the Transitory Subsidiary, enforceable against Zipcar and the Transitory Subsidiary in accordance with its terms, except that (i) such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws and equitable principles relating to or limiting creditors generally and (ii) the remedies of specific performance and injunctive relief may be subject to equitable defenses and the discretion of the court before which any proceeding therefor may be brought.

3.4 Noncontravention. Subject to compliance with the applicable requirements of the Hart-Scott-Rodino Act and the filing of the Articles of Merger as required by the WBCA and the approval and filing of the Zipcar Restated Certificate, neither the execution and delivery by Zipcar or the Transitory Subsidiary of this Agreement, nor the consummation by Zipcar or the Transitory Subsidiary of the transactions contemplated hereby, will (a) conflict with or violate any provision of the Certificate of Incorporation or By-laws of Zipcar or the Articles of Incorporation or Bylaws Transitory Subsidiary, (b) require on the part of Zipcar or the Transitory Subsidiary any notice to or filing with, or any permit, authorization, consent or approval of, any Governmental Entity, (c) conflict with, result in a breach of, constitute (with or without due notice or lapse of time or both) a default under, result in the acceleration of obligations under, create in any party the right to terminate, modify or cancel, or require any notice, consent or waiver under, any Contract to which Zipcar or the Transitory Subsidiary is a party or by which Zipcar or the Transitory Subsidiary is bound or to which any of their respective assets is subject, (d) result in the imposition of any Security Interest upon any assets of Zipcar or any Zipcar Subsidiary or (e) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Zipcar, any Zipcar Subsidiary or any of their respective properties or assets, except for any such conflicts, violations, breaches, defaults and impositions as would not reasonably be expected to have, individually or in the aggregate, a Zipcar Material Adverse Effect.

3.5 Subsidiaries.

(a) Section 3.5 of the Zipcar Disclosure Schedule sets forth: (i) the name of each Zipcar Subsidiary; (ii) the number and type of outstanding equity securities of each Zipcar Subsidiary and a list of the holders thereof; (iii) the jurisdiction of organization of each Zipcar Subsidiary; (iv) the names of the officers and directors of each Zipcar Subsidiary; and (iv) the jurisdictions in which each Zipcar Subsidiary is qualified or holds licenses to do business as a foreign corporation or other entity.

(b) Each Zipcar Subsidiary is a corporation duly organized, validly existing and in corporate and tax good standing under the laws of the jurisdiction of its incorporation. Each Zipcar Subsidiary is duly qualified to conduct business and is in corporate and tax good standing under the laws of each jurisdiction in which the nature of its businesses or the ownership or leasing of its properties requires such qualification, except where the failure to be so qualified or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Zipcar Material Adverse Effect. Each Zipcar Subsidiary has all requisite power and authority to carry on the businesses in which it is currently engaged and to own and use the properties owned and used by it. Zipcar has made available to the Company complete and accurate copies of the charter, by-laws or other organizational documents of each Zipcar Subsidiary. No Zipcar Subsidiary is in default under or in violation of any provision of its charter, by-laws or other organizational documents. All of the issued and outstanding shares of capital stock of each Zipcar Subsidiary are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. All shares of each Zipcar Subsidiary that are held of record or owned beneficially by either the Zipcar or any Zipcar Subsidiary are held or owned free and clear of any restrictions on transfer (other than restrictions under the Securities Act and state securities laws), claims, Security Interests, options, warrants, rights, contracts, calls, commitments, equities and demands. There are no outstanding or authorized options, warrants, rights, agreements or commitments to which Zipcar or any Zipcar Subsidiary is a party or which are binding on any of them providing for the issuance, disposition or acquisition of any capital stock of any Zipcar Subsidiary. There are no outstanding stock appreciation, phantom stock or similar rights with respect to any Zipcar Subsidiary. There are no voting trusts, proxies or other Contracts with respect to the voting of any capital stock of any Zipcar Subsidiary.

(c) Zipcar does not control directly or indirectly or have any direct or indirect equity participation or similar interest in any corporation, partnership, limited liability company, joint venture, trust or other business association or entity which is not a Zipcar Subsidiary.

3.6 Zipcar Financial Statements. Zipcar has provided to the Company the Zipcar Financial Statements. The Zipcar Financial Statements (i) were prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby (except as may be indicated in the notes to such financial statements) and (ii) fairly present, in all material respects, the consolidated financial position of Zipcar and the Zipcar Subsidiaries as of the dates thereof and the consolidated results of its operations and cash flows for the periods indicated, consistent with the books and records of Zipcar and the Zipcar Subsidiaries, except that the unaudited interim financial statements are subject to normal year-end adjustments and do not include footnotes.

3.7 Absence of Certain Changes. Since the Most Recent Zipcar Balance Sheet Date, (a) there has occurred no event or development which, individually or in the aggregate, has had,

or would reasonably be expected to have in the future, a Zipcar Material Adverse Effect, and (b) neither Zipcar nor any Zipcar Subsidiary has taken any of the actions set forth in paragraphs (i) through (xvii) of Section 4.4(a) as if those paragraphs related to Zipcar and the Zipcar Subsidiaries.

3.8 Undisclosed Liabilities. Neither Zipcar nor any Zipcar Subsidiary has any material liability (whether known or unknown, whether absolute or contingent, whether liquidated or unliquidated and whether due or to become due), except for (a) liabilities shown on the Most Recent Zipcar Balance Sheet, (b) liabilities which have arisen since the Most Recent Zipcar Balance Sheet Date in the Ordinary Course of Business, (c) contractual and other liabilities incurred in the Ordinary Course of Business which are not required by GAAP to be reflected on a balance sheet and (d) liabilities set forth in Section 3.8 of the Disclosure Schedule.

3.9 Tax Matters.

(a) Each of Zipcar and the Zipcar Subsidiaries has properly filed on a timely basis all Tax Returns that it was required to file, and all such Tax Returns were true, correct and complete in all material respects. Neither Zipcar nor any Zipcar Subsidiary is or has ever been a member of a group of corporations with which it has filed (or been required to file) consolidated, combined or unitary Tax Returns, other than a group of which the common parent is Zipcar. Each of Zipcar and the Zipcar Subsidiaries has paid on a timely basis all material Taxes that were due and payable. The unpaid Taxes of Zipcar and each Zipcar Subsidiary for Tax periods through the Most Recent Zipcar Balance Sheet Date do not exceed the accruals and reserves for Taxes (excluding accruals and reserves for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the Most Recent Zipcar Balance Sheet and all unpaid Taxes of Zipcar and each Zipcar Subsidiary for all Tax periods commencing after the date of the Most Recent Zipcar Balance Sheet Date arose in the Ordinary Course of Business and are of the type and amount commensurate with Taxes attributable to prior similar periods. Neither Zipcar nor any Zipcar Subsidiary (i) has any actual or potential liability under Treasury Regulations Section 1.1502-6 (or any comparable or similar provision of federal, state, local or foreign law), as a transferee or successor, pursuant to any contractual obligation, or otherwise for any Taxes of any person other than Zipcar or any Zipcar Subsidiary or (ii) is a party to or bound by any Tax indemnity, Tax sharing, Tax allocation or similar agreement. All Taxes that Zipcar or any Zipcar Subsidiary was required by law to withhold or collect have been duly withheld or collected and, to the extent required, have been properly paid to the appropriate Governmental Entity.

(b) Zipcar has delivered or made available to the Company (i) complete and correct copies of all income Tax Returns of Zipcar and any Zipcar Subsidiary relating to Taxes for all taxable periods for which the applicable statute of limitations has not yet expired and (ii) complete and correct copies of all private letter rulings, revenue agent reports, information document requests, notices of proposed deficiencies, deficiency notices, protests, petitions, closing agreements, settlement agreements, pending ruling requests and any similar documents submitted by, received by, or agreed to by or on behalf of the Company or any Subsidiary relating to Taxes for all taxable periods for which the statute of limitations has not yet expired. The federal income Tax Returns of Zipcar and each Zipcar Subsidiary have been audited by the Internal Revenue Service or are closed by the applicable statute of limitations for all taxable years through the taxable year specified in Section 3.9(b) of the Disclosure Schedule. No examination or audit of any Tax Return of Zipcar or any Zipcar Subsidiary by any Governmental Entity is currently in progress or, to the knowledge of Zipcar, threatened or contemplated. Neither Zipcar nor any Zipcar Subsidiary has been informed by any jurisdiction that the jurisdiction believes that Zipcar or any Zipcar Subsidiary was required to file any Tax Return that was not filed. Neither Zipcar nor any Zipcar Subsidiary has (x) waived any statute of limitations with respect to Taxes or agreed to extend the period for assessment or collection of any Taxes, (y) requested any extension of time within which to file any Tax Return, which Tax Return has not yet been filed, or (z) executed or filed any power of attorney with any taxing authority.

(c) None of the assets of Zipcar or any Zipcar Subsidiary (i) directly or indirectly secures any debt the interest on which is tax exempt under Section 103(a) of the Code or (ii) is subject to a lease under Section 7701(h) of the Code or under any predecessor section.

(d) Neither Zipcar nor any Zipcar Subsidiary has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(l)(A)(ii) of the Code.

(e) There are no adjustments under Section 481 of the Code (or any similar adjustments under any provision of the Code or the corresponding foreign, state or local Tax laws) that are required to be taken into account by Zipcar or any Zipcar Subsidiary in any period ending after the Closing Date by reason of a change in method of accounting in any taxable period ending on or before the Closing Date or as a result of the consummation of the transactions contemplated by this Agreement.

(f) Zipcar is not a party to a lease that is treated as a “Section 467 rental agreement” within the meaning of Section 467(d) of the Code.

(g) Neither Zipcar nor any Zipcar Subsidiary has distributed to its shareholders or security holders stock or securities of a controlled corporation, nor has stock or securities of Zipcar or any Zipcar Subsidiary been distributed, in a transaction to which Section 355 of the Code applies (i) in the two (2) years prior to the date of this Agreement or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) that includes the transactions contemplated by this Agreement.

(h) Neither Zipcar nor any Zipcar Subsidiary owns any interest in an entity that is characterized as a partnership for federal income Tax purposes.

(i) Section 3.9(i) of the Zipcar Disclosure Schedule sets forth each jurisdiction (other than United States federal) in which Zipcar or any Zipcar Subsidiary files, is required to file or has been required to file a Tax Return or is or has been liable for any Taxes on a “nexus” basis and each jurisdiction that has sent notices or communications of any kind requesting information relating to Zipcar’s or any Zipcar Subsidiary’s nexus with such jurisdiction. Neither Zipcar nor any Zipcar Subsidiary has, or has had, any operations outside the United States and no Zipcar Subsidiary is organized in any jurisdiction outside the United States or has ever owned an interest in a foreign subsidiary.

(j) Neither Zipcar nor any Zipcar Subsidiary will be required to include any item of income in, or exclude any item of deduction from, taxable income for any period (or any portion thereof) ending after the Closing Date as a result of any (i) closing agreement as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Tax law) executed on or prior to the Closing Date, (ii) installment sale or other open transaction disposition made on or prior to the Closing Date or (iii) prepaid amount received on or prior to the Closing Date.

(k) There are no liens or other encumbrances with respect to Taxes upon any of the assets or properties of Zipcar or any Zipcar Subsidiary, other than with respect to Taxes not yet due and payable.

(1) Neither Zipcar nor any Zipcar Subsidiary has engaged in any “listed transaction” for purposes of Treasury Regulation sections 1.601 l-4(b)(2) or 301.611 l-2(b)(2) or any analogous provision of state or local law.

3.10 Assets. Zipcar or the applicable Zipcar Subsidiary has good title to all of the tangible assets purported to be owned by Zipcar or the Zipcar Subsidiaries, free and clear of all Security Interests. The tangible assets, including motor vehicles, of Zipcar and the Zipcar Subsidiaries, taken as a whole, (a) are free from material defects, (b) have been maintained materially in accordance with normal industry practice and (c) are in good operating condition and repair (subject to normal wear and tear).

3.11 Owned Real Property. Neither Zipcar nor any Zipcar Subsidiary has ever owned any real property.

3.12 Real Property Leases. Section 3.12 of the Zipcar Disclosure Schedule lists Zipcar Leases for facilities or offices of the Company and the Subsidiaries (the “Zipcar Office Leases”). Zipcar has provided to the Company complete and accurate copies of the Zipcar Office Leases. With respect to each Zipcar Office Lease and each other Zipcar Lease:

(a) such Zipcar Lease is legal, valid, binding, enforceable and in full force and effect;

(b) neither Zipcar nor any Zipcar Subsidiary nor, to the knowledge of Zipcar, any other party, is in breach or violation of, or default under, any such Lease, and no event has occurred, is pending or, to the knowledge of Zipcar, is threatened, which, after the giving of notice, with lapse of time, or otherwise, would constitute a breach or default by Zipcar or any Zipcar Subsidiary or, to the knowledge of Zipcar, any other party under such Zipcar Lease, except for any such breaches or violations as would not reasonably be expected to have, individually or in the aggregate, a Zipcar Material Adverse Effect;

(c) there are no disputes, oral agreements or forbearance programs in effect as to such Zipcar Lease; and

(d) neither Zipcar nor any Zipcar Subsidiary has assigned, transferred, conveyed, mortgaged, deeded in trust or encumbered any interest in the leasehold or subleasehold.

3.13 Intellectual Property.

(a) Section 3.13(a) of the Zipcar Disclosure Schedule lists all Zipcar Registrations, in each case enumerating specifically the applicable filing or registration number, title, jurisdiction in which filing was made or from which registration issued, date of filing or issuance, names of all current applicant(s) and registered owners(s), as applicable. All assignments of Zipcar Registrations to Zipcar or any Zipcar Subsidiary have been properly executed and recorded. To the knowledge of Zipcar, all Zipcar Registrations are valid and enforceable and all issuance, renewal, maintenance and other payments that are or have become due with respect thereto have been timely paid by or on behalf of Zipcar.

(b) There are no inventorship challenges, opposition or nullity proceedings or interferences declared, commenced or provoked, or to the knowledge of Zipcar, threatened, with respect to any Patent Rights included in the Zipcar Registrations. To the knowledge of Zipcar, Zipcar and the Zipcar Subsidiaries have complied with their duty of candor and disclosure to the United States Patent and Trademark Office and any relevant foreign patent office with respect to all patent and trademark applications filed by or on behalf of Zipcar or any Zipcar Subsidiary and have made no material misrepresentation in such applications. Zipcar has no knowledge of any information that would preclude Zipcar or any Zipcar Subsidiary from having clear title to the Zipcar Registrations or adversely affecting the patentability or enforceability of any Zipcar Registrations.

(c) Zipcar or a Zipcar Subsidiary is the sole and exclusive owner of all Zipcar Owned Intellectual Property, free and clear of any Security Interests other than the Zipcar Owned Intellectual Property for which all joint owners or interest holders are listed in Section 3.13(c) of the Zipcar Disclosure Schedule.

(d) Zipcar or the appropriate Zipcar Subsidiary has taken reasonable measures to protect the proprietary nature of each item of Zipcar Owned Intellectual Property currently used in the operation of Zipcar or any Zipcar Subsidiary, and to maintain in confidence all trade secrets and confidential information comprising a part thereof. Zipcar and each Zipcar Subsidiary have complied in all material respects with all applicable contractual and legal requirements pertaining to information privacy and security. Except for any that have been resolved in writing, neither Zipcar nor any Zipcar Subsidiary has received any written complaint relating to an improper use or disclosure of, or a breach in the security of, any such information and, to the knowledge of Zipcar, no such complaint has been threatened against Zipcar or any Zipcar Subsidiary. To the knowledge of Zipcar, there has been no: (i) unauthorized disclosure of any material third party proprietary or confidential information in the possession, custody or control of Zipcar or any Zipcar Subsidiary, or (ii) material breach of Zipcar’s or any Zipcar Subsidiary’s security procedures wherein confidential information has been disclosed to a third person.

(e) None of the activities undertaken by Zipcar or any Zipcar Subsidiary in connection with the business of Zipcar as currently conducted infringes or violates, or constitutes a misappropriation of, any Intellectual Property rights of any third party. Section 3.13(e) of the Zipcar Disclosure Schedule lists any written complaint, claim or notice, or threat of any of the foregoing (including any written notification that a license under any patent is or may be required), received by Zipcar or any Zipcar Subsidiary alleging any such infringement, violation or misappropriation and any request or demand for indemnification or defense received by Zipcar or any Zipcar Subsidiary from any reseller, distributor, customer, user or any other third party.

(f) To the knowledge of Zipcar, no person (including, without limitation, any current or former employee or consultant of Zipcar or the Zipcar Subsidiaries) is infringing, violating or misappropriating any of the Zipcar Owned Intellectual Property or any Zipcar Licensed Intellectual Property which is exclusively licensed to Zipcar or any Zipcar Subsidiary.

(g) Section 3.13(g) of the Zipcar Disclosure Schedule identifies each license, covenant or other agreement pursuant to which Zipcar or a Zipcar Subsidiary has assigned, transferred, licensed, distributed or otherwise granted any right or access to any person, or covenanted not to assert any right, with respect to any past, existing or future Zipcar Intellectual Property. Neither Zipcar nor any Zipcar Subsidiary has agreed to indemnify any person against any infringement, violation or misappropriation of any Intellectual Property rights with respect to any third party Intellectual Property rights. Neither Zipcar nor any Zipcar Subsidiary is a member of or party to any patent pool, industry standards body, trade association or other organization pursuant to the rules of which it is obligated to license any existing or future Intellectual Property to any person.

(h) Section 3.13(h) of the Zipcar Disclosure Schedule identifies (i) each item of Zipcar Licensed Intellectual Property and the license or agreement pursuant to which Zipcar or a Zipcar Subsidiary Exploits it (excluding off-the-shelf software programs that are licensed by Zipcar pursuant to “shrink wrap” licenses, the total fees associated with which are less than $5,000) and (ii) each agreement, contract, assignment or other instrument pursuant to which Zipcar or any Zipcar Subsidiary has obtained any joint or sole ownership interest in or to each item of Zipcar Owned Intellectual Property.

(i) Each employee of Zipcar or any Zipcar Subsidiary who has, during the three-year period prior to the Effective Date, created Intellectual Property used by Zipcar or any Zipcar Subsidiary has executed a valid and binding written agreement expressly assigning to Zipcar or a Zipcar Subsidiary all right, title and interest in any inventions and works of authorship, whether or not patentable, invented, created, developed, conceived and/or reduced to practice during the term of such employee’s employment with Zipcar or the relevant Zipcar Subsidiary, and all Intellectual Property rights therein, except with respect to such inventions and works of authorship that are developed by such employee entirely on his or her own time without using Zipcar’s or any Zipcar Subsidiary’s equipment, supplies, facilities, trade secret information, to the extent that those inventions and works of authorship do not (i) relate at the time of creation of the work or conception or reduction to practice of the invention to the business or the actual or demonstrably anticipated research or development of Zipcar or any Zipcar Subsidiary, or (ii) result from any work performed by such employee for Zipcar or any Zipcar Subsidiary.

(j) Each independent contractor of Zipcar or any Zipcar Subsidiary who has created Software or other Intellectual Property, other than copyrights, for or on behalf of Zipcar or any Zipcar Subsidiary which is currently used by Zipcar or any Zipcar Subsidiary has executed a valid and binding written agreement expressly assigning to Zipcar or a Zipcar Subsidiary all right, title and interest in any inventions and works of authorship, whether or not patentable, invented, created, developed, conceived and/or reduced to practice in the course of such independent contractor’s work for Zipcar or the relevant Zipcar Subsidiary, and all Intellectual Property rights therein.

3.14 Contracts.

(a) Section 3.14 of the Zipcar Disclosure Schedule lists the following Contracts to which Zipcar or any Zipcar Subsidiary is a party as of the date of this Agreement (each such Contract, a “Zipcar Material Contract”):

(i) any Contract for the lease of personal property from or to third parties providing for lease payments in excess of $75,000 per annum or having a remaining term longer than 12 months;

(ii) any Contract for the purchase or sale of products or for the furnishing or receipt of services (A) which calls for performance over a period of more than one year, (B) which involves more than the sum of $75,000, or (C) in which Zipcar or any Zipcar Subsidiary has granted “most favored nation” pricing provisions or marketing or distribution rights relating to any products or territory or has agreed to purchase a minimum quantity of goods or services or has agreed to purchase goods or services exclusively from a certain party;

(iii) any Contract concerning the establishment or operation of a partnership, joint venture or limited liability company;

(iv) any Contract under which it has created, incurred, assumed or guaranteed (or may create, incur, assume or guarantee) indebtedness (including capitalized lease obligations) involving more than $75,000 or under which it has imposed (or may impose) a Security Interest on any of its assets, tangible or intangible;

(v) any Contract for the disposition of any significant portion of the assets or business of Zipcar or any Zipcar Subsidiary (other than sales of products in the Ordinary Course of Business) or any Contract for the acquisition of the assets or business of any other entity (other than purchases of inventory or components in the Ordinary Course of Business);

(vi) any employment or consulting Contract;

(vii) any Contract between Zipcar or any Zipcar Subsidiary, on the one hand, and, on the other hand, (A) any current officer, director, stockholder, or, to the knowledge of Zipcar, any former officer, of Zipcar or any Zipcar Subsidiary, or (B) an Affiliate thereof;

(viii) any Contract under which the consequences of a default or termination would reasonably be expected to have a Zipcar Material Adverse Effect;

(ix) any Contract which contains any provisions requiring Zipcar or any Zipcar Subsidiary to indemnify any other party (excluding indemnities contained in agreements for the purchase, sale or license of products entered into in the Ordinary Course of Business and excluding Zipcar Material Contracts otherwise set forth on Section 3.14 of the Zipcar Disclosure Schedule);

(x) any Contract that could reasonably be expected to have the effect of prohibiting or impairing the conduct of the business of Zipcar or any Zipcar Subsidiaries as currently conducted;

(xi) any Contract under which Zipcar or any Zipcar Subsidiary is restricted from selling, licensing or otherwise distributing any of its technology or products, or providing services to, customers or potential customers or any class of customers, in any geographic area, during any period of time or any segment of the market or line of business; and

(xii) any other Contract either involving more than $75,000 or not entered into in the Ordinary Course of Business.

(b) Zipcar has delivered or otherwise made available to the Company a complete and accurate copy of each Zipcar Material Contract. With respect to each Zipcar Material Contract: (i) the Contract or agreement is legal, valid, binding and enforceable and in full force and effect in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws and equitable principles relating to or limiting creditors’ rights generally; and (ii) neither Zipcar nor any Zipcar Subsidiary nor, to the knowledge of Zipcar, any other party, is in breach or violation of, or default under, any such Contract, and no event has occurred, is pending or, to the knowledge of Zipcar, is threatened, which, after the giving of notice, with lapse of time, or otherwise, would constitute a breach or default by Zipcar or any Zipcar Subsidiary or, to the knowledge of Zipcar, any other party under such Contract.

3.15 Insurance. Zipcar maintains valid policies of workers’ compensation insurance and insurance and Self Insurance Policies and Programs with respect to the business, assets and operations of Zipcar and the Zipcar Subsidiaries (including fire, theft, casualty, comprehensive general liability, workers compensation, business interruption, environmental, product liability and automobile insurance policies and bond and surety arrangements), all of which are in full force and effect. There is no material claim pending under any such policy as to which coverage has been questioned, denied or disputed by the underwriter of such policy. All premiums due and payable under all such policies have been paid, neither Zipcar nor any Zipcar Subsidiary may be liable for retroactive premiums or similar payments, and the Zipcar and the Zipcar Subsidiaries are otherwise in compliance in all material respects with the terms of such policies. Zipcar has no knowledge of any threatened termination of any such policy. Set forth on Schedule 3.15 is a complete list of all known claims under Zipcar’s Self Insurance Policies and Programs as of the date of this Agreement.

3.16 Litigation. There is no Legal Proceeding which is pending or, to the knowledge of Zipcar, has been threatened in writing against Zipcar or any Zipcar Subsidiary which (a) seeks either damages in excess of $25,000 or equitable relief or (b) in any manner challenges or seeks to prevent, enjoin, alter or delay the transactions contemplated by this Agreement. There are no judgments, orders or decrees outstanding against Zipcar or any Zipcar Subsidiary.

3.17 Employees.

(a) Each current employee of Zipcar or any Zipcar Subsidiary has entered into a confidentiality agreement with Zipcar or such Zipcar Subsidiary, a copy or form of which has previously been delivered to the Company. All current employees of Zipcar or any Zipcar Subsidiary who have or have had access to confidential or proprietary information of Zipcar have entered into a non-competition agreement with Zipcar or such Zipcar Subsidiary, a copy or form of which has previously been delivered to the Company. Except as set forth on Section 3.17 of the Zipcar Disclosure Schedule, all persons employed by Zipcar or any Zipcar Subsidiary in the United States are citizens or permanent residents of the United States. To Zipcar’s knowledge, each employee of Zipcar and the Zipcar Subsidiaries employed by Zipcar or any Zipcar Subsidiary in the United States who is not a citizen or permanent resident of the United States has a valid work permit or visa enabling him or her to work lawfully in the United States. To the knowledge of Zipcar, no key employee or group of employees has any plans to terminate employment with Zipcar or any Zipcar Subsidiary. Zipcar and each Zipcar Subsidiary are in material compliance with all applicable laws relating to the hiring and employment of employees.

(b) Neither Zipcar nor any Zipcar Subsidiary is a party to or bound by any collective bargaining agreement, nor has any of them experienced any strikes, grievances, claims of unfair labor practices or other collective bargaining disputes. Zipcar has no knowledge of any organizational effort made or threatened, either currently or within the past two years, by or on behalf of any labor union with respect to employees of Zipcar or any Zipcar Subsidiary.

3.18 Employee Benefits. The Zipcar Disclosure Schedule sets forth a complete and accurate list of each Employee Benefit Plan of Zipcar, which is maintained, contributed to, or required to be contributed to by Zipcar, any Zipcar Subsidiary, or any ERISA Affiliate of Zipcar (each, a “Zipcar Benefit Plan”). None of the Zipcar Benefit Plans promises or provides retiree medical or other retiree welfare benefits to any person, except as required by applicable law. None of Zipcar, any Zipcar Subsidiary or any Zipcar ERISA Affiliate has ever maintained, established, sponsored, participated in, contributed to, or been required to contribute to any pension plan which is subject to Title IV of ERISA or Section 412 of the Code. Neither Zipcar nor any Zipcar Subsidiary or Zipcar ERISA Affiliate is a party to, or has made any contribution to or otherwise incurred any obligation under, any “multiemployer plan” as defined in Section 3(37) of ERISA. Zipcar, each Zipcar Subsidiary, each ERISA Affiliate of Zipcar and each Zipcar Benefit Plan are in compliance in all material respects with the currently applicable provisions of ERISA and the Code and the regulations thereunder (including Section 4980B of the Code, Subtitle K, Chapter 100 of the Code and Sections 601 through 608 and Section 701 et seq. of ERISA). Zipcar and the Zipcar Subsidiaries have complied in all material respects with, and have no material unsatisfied obligations with respect to, the health care continuation provisions of the Consolidated Omnibus Budget Reconciliation Act of 1985 or any state law governing health care continuation coverage, or the Health Insurance Portability and Accountability Act of 1996. The transactions contemplated by this agreement shall not cause an increase in, or accelerate the vesting of, any payments or benefits provided or to be provided under any Zipcar Benefit Plan.

3.19 Environmental Matters.

(a) Each of Zipcar and the Zipcar Subsidiaries has complied with all applicable Environmental Laws, except for violations of Environmental Laws that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect. There is no pending or, to the knowledge of Zipcar, threatened civil or criminal litigation, written notice of violation, formal administrative proceeding, or investigation, inquiry or information request by any Governmental Entity, relating to any Environmental Law involving Zipcar or any Zipcar Subsidiary.

(b) Neither Zipcar nor any Zipcar Subsidiary has any liabilities or obligations arising from the release of any Materials of Environmental Concern into the environment.

(c) Neither Zipcar nor any Zipcar Subsidiary is a party to or bound by any court order, administrative order, consent order or other agreement between Zipcar and any Governmental Entity entered into in connection with any legal obligation or liability arising under any Environmental Law.

3.20 Legal Compliance. Each of Zipcar and the Zipcar Subsidiaries is currently conducting and have at all times since September 1, 2004 conducted their respective businesses in compliance with each applicable law (including rules and regulations thereunder) of any federal, state, local or foreign government, or any Governmental Entity, except for any violations or defaults that, individually or in the aggregate, have not had and would not reasonably be expected to have a Zipcar Material Adverse Effect. Since September 1, 2004, neither Zipcar nor any Zipcar Subsidiary has received any written notice from any Governmental Entity alleging noncompliance with any applicable law, rule or regulation.

3.21 Permits. Zipcar and the Zipcar Subsidiaries have been issued or hold all material Permits that are required for Zipcar and the Zipcar Subsidiaries to conduct their respective businesses as presently conducted, except for those the absence of which, individually or in the aggregate, have not had and would not reasonably be expected to have a Zipcar Material Adverse Effect. Section 3.21 of the Disclosure Schedule sets forth a list of all material Permits issued to or held by Zipcar or any Zipcar Subsidiary. Each such material Permit is in full force and effect; Zipcar or the applicable Zipcar Subsidiary is in material compliance with the terms of each such material Permit; and, to the knowledge of the Zipcar, no suspension or cancellation of such material Permit is threatened and there is no basis for believing that such material Permit will not be renewable upon expiration.

3.22 Certain Business Relationships With Affiliates. No Affiliate of Zipcar or of any Zipcar Subsidiary (a) owns any property or right, tangible or intangible, which is used in the business of Zipcar or any Zipcar Subsidiary, (b) has any claim or cause of action against Zipcar or any Zipcar Subsidiary, or (c) owes any money to, or is owed any money by Zipcar or any

Zipcar Subsidiary. Section 3.22 of the Zipcar Disclosure Schedule describes any commercial transactions or relationships between Zipcar or a Zipcar Subsidiary and any Affiliate thereof which occurred or have existed since the beginning of the time period covered by the Zipcar Financial Statements.

3.23 Brokers’ Fees. Neither Zipcar nor any Zipcar Subsidiary has any liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement.

3.24 Books and Records. The minute books and other similar records of all actions taken at any meetings of Zipcar’s and each Zipcar Subsidiary’s stockholders, board of directors or any committee thereof and of all written consents executed in lieu of the holding of any such meeting, in each case since July 8, 2005, are complete and accurate in all material respects.

3.25 Disclosure. No representation or warranty by Zipcar contained in this Agreement, and no statement contained in the Zipcar Disclosure Schedule or any other document, certificate or other instrument delivered or to be delivered by or on behalf of Zipcar pursuant to this Agreement, or any information regarding Zipcar provided by Zipcar for inclusion in the Disclosure Statement, contains or will contain any untrue statement of a material fact or omits or will omit to state any material fact necessary, in light of the circumstances under which it was or will be made, in order to make the statements herein or therein not misleading.

3.26 Controls and Procedures. Zipcar and each of its Subsidiaries maintains accurate books and records reflecting its assets and liabilities and maintains proper and adequate internal control over financial reporting which provide assurance that (a) transactions are executed with management’s authorization, (b) access to assets Zipcar and its Subsidiaries is permitted only in accordance with management’s authorization and (c) the reporting of assets of the Company and its Subsidiaries is compared with existing assets at regular intervals.

3.27 Interim Operations of the Transitory Subsidiary. The Transitory Subsidiary is a wholly owned subsidiary of Zipcar. The Transitory Subsidiary was formed solely for the purpose of engaging in the transactions contemplated by this Agreement and has engaged in no business activities other than as contemplated by this Agreement.

3.28 Private Sale. Assuming the satisfaction of the condition set forth in Section 5.2(o), (a) the offer and sale of the Merger Shares pursuant to this Agreement, (b) the issuance of Zipcar Preferred Stock upon exercise of the Warrants to be assumed by Zipcar pursuant to the terms of this Agreement, and (c) the issuance of Zipcar Common Stock issuable upon conversion of the Merger Shares and conversion of the shares of Zipcar Preferred Stock issuable upon exercise of the Warrants, will be in compliance with applicable federal and state securities laws.

3.29 Acknowledgement. Except for the representations and warranties and indemnifications contained in this Agreement, none of Zipcar, its stockholders or any other person will have or be subject to any liability or indemnification obligation to the Company or any other person resulting from the distribution to the Company, or the use by the Company of, any such information, and any information, document or material made available to the

Company in certain “data rooms,” at or during management presentations, in any confidential information memorandum, or in responses to questions submitted on behalf of the Company, whether orally or in writing, or in any other form.

ARTICLE IV

COVENANTS

4.1 Closing Efforts. Each of the Parties shall use its Reasonable Best Efforts to take all actions and to do all things necessary, proper or advisable to consummate the transactions contemplated by this Agreement, including using its Reasonable Best Efforts to ensure that (i) its representations and warranties remain true and correct in all material respects through the Closing Date (except for any representation or warranty which was specifically made as of a particular date) and (ii) the conditions to the obligations of the other Parties to consummate the Merger are satisfied.

4.2 Governmental and Third-Party Notices and Consents.

(a) Each Party shall use its Reasonable Best Efforts (i) to obtain, at its expense, all waivers, permits, consents, approvals or other authorizations from Governmental Entities, and to effect all registrations, filings and notices with or to Governmental Entities, as may be required for such Party to consummate the transactions contemplated by this Agreement and (ii) to otherwise comply with all applicable laws and regulations in connection with the consummation of the transactions contemplated by this Agreement.

(b) Each Party shall use its Reasonable Best Efforts to obtain, at its expense, all such waivers, consents or approvals from third parties, and to give all such notices to third parties, as are set forth on Schedule 4.2 hereto.

4.3 Shareholder Approval; Notices to Holders of Warrants.

(a) As promptly as practicable following the date of this Agreement, the Company shall mail to each holder of a Warrant a notice of the execution of this Agreement describing the effect consummation of the Merger would have on the Warrants.

(b) As promptly as practicable after execution of this Agreement, Revolution shall execute a shareholder consent in the form of Exhibit D-l (the “Shareholder Consent”) approving this Agreement and the Merger. Upon the effectiveness thereof in accordance with the Company’s Articles of Incorporation, the Shareholder Consent shall constitute the Requisite Shareholder Approval. Within two (2) business day after the date hereof, the Company shall mail (including by overnight courier service) to each shareholder of the Company a disclosure statement (the “Disclosure Statement”) in the form of Exhibit D-2 hereto, which contains a copy of the Shareholder Consent, notifies, pursuant to Sections 23B.07.040 and 23B.13.220 of the WBCA, the Company’s shareholders that this Agreement and the Merger were adopted and approved by the Company’s shareholders, describes the Merger and this Agreement and informs each Company shareholder that did not execute the Shareholder Consent that dissenters rights are available for their Company Shares pursuant to Section 23B.13 of the WBCA (which notice shall include a copy of such Section 23B. 13). The Company shall promptly inform Zipcar of the date on which the Disclosure Statement is mailed to the Company’s shareholders and, not later than five (5) business days following the date hereof, shall deliver to Zipcar a certificate executed by an officer of the Company certifying, in such capacity, that the Requisite Shareholder Approval has been obtained.

(c) Zipcar shall use its Reasonable Best Efforts (i) to obtain, as promptly as practicable after execution of this Agreement, (A) the approval of the Zipcar Restated Certificate by the stockholders of Zipcar in accordance with the applicable requirements of the Delaware General Corporation Law and (B) the execution of the Investor Documents by the stockholders of Zipcar required for execution of such documents and (ii) to file the Zipcar Restated Certificate with the Secretary of State of the State of Delaware so that it will be effective immediately prior to the Effective Time.

4.4 Operation of Business.

(a) Except as contemplated by this Agreement or the Company Business Plan or as set forth on Schedule 4.4(a) attached hereto, during the period from the date of this Agreement to the Closing, the Company shall (and shall cause each Subsidiary to) conduct its operations in the Ordinary Course of Business and/or in accordance with the Company Business Plan and in compliance with all applicable laws and regulations, and use its Reasonable Best Efforts to preserve intact its current business organization, keep its physical assets in good working condition, keep available the services of its current officers and employees and preserve its relationships with customers, suppliers and others having business dealings with it to the end that its goodwill and ongoing business shall not be materially impaired and the Company shall continue to obtain financing through additional equity investments from its existing shareholders if necessary, so that it may continue to conduct its operations in the Ordinary Course of Business’ and/or in accordance with the Company Business Plan. Notwithstanding anything in the foregoing sentence to the contrary, the Company shall have the full right and authority to enforce its rights pursuant to the Contracts to which it or one of its Subsidiaries is a party and to comply with the terms of such Contracts. Without limiting the generality of the foregoing, except as set forth on Schedule 4.4(a) attached hereto or as contemplated by the Company Business Plan or this Agreement, prior to the Closing, the Company shall not (and shall cause each Subsidiary not to), without the written consent of Zipcar, which consent shall not be unreasonably withheld, conditioned or delayed:

(i) issue or sell any stock or other securities of the Company or any Subsidiary or any options, warrants or rights to acquire any such stock or other securities (except pursuant to the exercise of Options or Warrants outstanding on the date hereof), or amend any of the terms of (including the vesting of) any Options, Warrants or restricted stock agreements, or repurchase or redeem any stock or other securities of the Company (except from former employees, directors or consultants in accordance with agreements providing for the repurchase of shares at their original issuance price in connection with any termination of employment with or services to the Company);

(ii) split, combine or reclassify any shares of its capital stock; or declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock;

(iii) create, incur or assume any indebtedness (including obligations in respect of capital leases); assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person or entity; or make any loans, advances or capital contributions to, or investments in, any other person or entity;

(iv) enter into, adopt or amend any Employee Benefit Plan or any employment or severance agreement or arrangement of the type described in Section 2.19(k) or (except to comply with applicable law or to provide for normal increases in the Ordinary Course of Business for employees who are not Affiliates) increase in any manner the compensation or fringe benefits of, or materially modify the employment terms of, its directors, officers or employees, generally or individually, or pay any bonus or other benefit to its directors, officers or employees (except for existing payment obligations listed in Section 2.20 of the Disclosure Schedule) or hire any new officers or, except in the Ordinary Course of Business, any new employees;

(v) acquire, sell, lease, license or dispose of any material assets or property (including any shares or other equity interests in or securities of any Subsidiary or any corporation, partnership, association or other business organization or division thereof), other than purchases and sales of assets in the Ordinary Course of Business;

(vi) mortgage or pledge any of its property or assets or subject any such property or assets to any Security Interest other than in the Ordinary Course of Business;

(vii) discharge or satisfy any Security Interest or pay any obligation or liability other than in the Ordinary Course of Business;

(viii) amend its charter, bylaws or other organizational documents;

(ix) change its accounting methods, principles or practices, except insofar as may be required by a generally applicable change in GAAP, or make any new elections, or changes to any current elections, with respect to Taxes;

(x) enter into, amend, terminate, take or omit to take any action that would constitute a violation of or default under, or waive any rights under, any Company Material Contract;

(xi) make or commit to make any capital expenditure in excess of $50,000 per item or $100,000 in the aggregate;

(xii) institute or settle any material Legal Proceeding (it being understood that this clause (xii) shall not restrict the Company’s ability to enforce its rights under this Agreement);

(xiii) take any action or fail to take any action permitted by this Agreement with the knowledge that such action or failure to take action would result in (i) any of the representations and warranties of the Company set forth in this Agreement becoming untrue or (ii) any of the conditions to the Merger set forth in Article V not being satisfied;

(xiv) commence operations in cities or locations in which the Company and its Subsidiaries have not publicly announced they are operating on the date of this Agreement;

(xv) acquire additional vehicles or fleets, including leased vehicles obtained in the Ordinary Course of Business;

(xvi) enter into any Contract between the Company or any Subsidiary of the Company, on the one hand, and any current or former officer, director or shareholder of the Company or an Affiliate thereof, on the other hand;

(xvii) amend, modify or replace the cash requirements specified in the GEFS Lease (as defined in the Disclosure Schedule) or reduce, amend, modify or replace the cash collateral used for, or the letters of credit required under, the Green Leasing Leases (as defined in the Disclosure Schedule); or

(xviii) agree in writing or otherwise to take any of the foregoing actions.

(b) Except as contemplated by this Agreement or the Zipcar Business Plan or as set forth on Schedule 4.4(b) attached hereto, during the period from the date of this Agreement to the Closing, Zipcar shall (and shall cause each Zipcar Subsidiary to) conduct its operations in the Ordinary Course of Business and/or in accordance with the Zipcar Business Plan and in compliance with all applicable laws and regulations and use its Reasonable Best Efforts to preserve intact its current business organization, keep its physical assets in good working condition, keep available the services of its current officers and employees and preserve its relationships with customers, suppliers and others having business dealings with it to the end that its goodwill and ongoing business shall not be materially impaired. Notwithstanding anything in the foregoing sentence to the contrary, Zipcar shall have the full right and authority to enforce its rights pursuant to the Contracts to which it or one of the Zipcar Subsidiaries is a party and to comply with the terms of such Contracts. Without limiting the generality of the foregoing, except as set forth in Schedule 4.4(b) attached hereto or as contemplated by the Zipcar Business Plan or this Agreement, prior to the Closing, Zipcar shall not (and shall cause each Zipcar Subsidiary not to), without the written consent of the Company, which consent shall not be unreasonably withheld, conditioned or delayed:

(i) issue or sell any stock or other securities of Zipcar or any Zipcar Subsidiary or any options, warrants or rights to acquire any such stock or other securities (except pursuant to the exercise of options or warrants outstanding on the date hereof), or amend any of the terms of (including the vesting of) any options, warrants or restricted stock agreements, or repurchase or redeem any stock or other securities of Zipcar (except from former employees, directors or consultants in accordance with agreements providing for the repurchase of shares at their original issuance price in connection with any termination of employment with or services to Zipcar);

(ii) split, combine or reclassify any shares of its capital stock; or declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock;

(iii) acquire, sell, lease, license or dispose of any material assets or property (including any shares or other equity interests in or securities of any Zipcar Subsidiary or any corporation, partnership, association or other business organization or division thereof), other than purchases and sales of assets in the Ordinary Course of Business;

(iv) amend its charter, by-laws or other organizational documents;

(v) take any action or fail to take any action permitted by this Agreement with the knowledge that such action or failure to take action would result in (i) any of the representations and warranties of Zipcar set forth in this Agreement becoming untrue or (ii) any of the conditions to the Merger set forth in Article V not being satisfied;

(vi) enter into any Contract between Zipcar or any Zipcar Subsidiary, on the one hand, and any officer, director or shareholder of Zipcar or an Affiliate thereof, on the other hand; or

(vii) agree in writing or otherwise to take any of the foregoing actions.

4.5 Access to Information.

(a) The Company shall (and shall cause each Subsidiary to) permit representatives of Zipcar to have full access (at all reasonable times, and in a manner so as not to interfere with the normal business operations of the Company and the Subsidiaries) to all premises, properties, financial, tax and accounting records (including the work papers of the Company’s independent accountants, subject to the receipt of any necessary consents from such independent accountants), contracts, other records and documents, and personnel, of or pertaining to the Company and each Subsidiary.

(b) Zipcar shall (and shall cause each Subsidiary to) permit representatives of the Company to have full access (at all reasonable times, and in a manner so as not to interfere with the normal business operations of Zipcar and the Zipcar Subsidiaries) to all premises, properties, financial, tax and accounting records (including the work papers of Zipcar’s independent accountants, subject to the receipt of any necessary consents from such independent accountants), contracts, other records and documents, and personnel, of or pertaining to Zipcar and each Zipcar Subsidiary.

(c) Zipcar shall cause the Surviving Corporation to retain the books and records of the Company and its Subsidiaries relating to periods ending on or prior to the Closing in its possession for at least five (5) years following the Closing Date or for such longer period as may be required by law or any applicable court order. Following the Closing, Zipcar shall cause the Surviving Corporation to allow the Equityholders’ Representative from time to time access to such books and records, and to personnel having knowledge of the whereabouts and/or contents of such books and records, as may reasonably be requested by the Equityholders’ Representative. Such access shall be upon reasonable prior notice during normal business hours and in a manner so as not to interfere with the normal business operations of Zipcar or the Surviving Corporation.

4.6 Notice of Breaches.

(a) From the date of this Agreement until the Closing, the Company shall promptly deliver to Zipcar supplemental information concerning events or circumstances occurring subsequent to the date hereof which would render any representation or warranty set forth in Article II of this Agreement untrue or incorrect or, if such representation or warranty is not qualified as to materiality, untrue or incorrect in any material respect at any time after the date of this Agreement until the Closing. No such supplemental information shall be deemed to avoid or cure any misrepresentation or breach of warranty or constitute an amendment of any representation, warranty or statement in this Agreement or the Disclosure Schedule.

(b) From the date of this Agreement until the Closing, Zipcar shall promptly deliver to the Company supplemental information concerning events or circumstances occurring subsequent to the date hereof which would render any representation or warranty set forth in Article III of this Agreement untrue or incorrect or, if such representation or warranty is not qualified as to materiality, untrue or incorrect in any material respect at any time after the date of this Agreement until the Closing. No such supplemental information shall be deemed to avoid or cure any misrepresentation or breach of warranty or constitute an amendment of any representation, warranty or statement in this Agreement or the Zipcar Disclosure Schedule.

4.7 Exclusivity. From the date of this Agreement until the Closing:

(a) The Company and Revolution shall not, and the Company and Revolution shall require each of its officers, directors, employees, representatives, shareholders and agents not to, directly or indirectly, (i) initiate, solicit, encourage or otherwise facilitate any inquiry, proposal, offer or discussion with any person (other than Zipcar and the Transitory Subsidiary) concerning any merger, reorganization, consolidation, recapitalization, business combination, liquidation, dissolution, share exchange, sale of stock, sale of material assets or similar business transaction involving the Company, any Subsidiary or any division of the Company (a “Company Acquisition Proposal”), (ii) furnish any non-public information concerning the business, properties or assets of the Company, any Subsidiary or any division of the Company to any person (other than Zipcar and the Transitory Subsidiary) or (iii) engage in discussions or negotiations with any person (other than Zipcar and the Transitory Subsidiary) concerning any such transaction.

(b) Zipcar shall not, and Zipcar shall require each of its officers, directors, employees, representatives, stockholders and agents not to, directly or indirectly, (i) initiate, solicit, encourage or otherwise facilitate any inquiry, proposal, offer or discussion with any person (other than the Company) concerning any merger, reorganization, consolidation, recapitalization, business combination, liquidation, dissolution, share exchange, sale of stock, sale of material assets or similar business transaction involving Zipcar, any Zipcar Subsidiary or any division of the Zipcar (a “Zipcar Acquisition Proposal”), (ii) furnish any non-public information concerning the business, properties or assets of Zipcar, any Subsidiary or any division of Zipcar to any person (other than the Company) or (iii) engage in discussions or negotiations with any person (other than the Company) concerning any such transaction.

(c) If either the Company or Revolution receives any inquiry, proposal or offer related to a Company Acquisition Proposal, the Company or Revolution, as the case may be, shall, to the extent permissible under the terms of any confidentiality agreement existing as of the date of this Agreement by and between the Company, Revolution or any representative of the Company or Revolution, as the case may be, and the person making such bona fide written inquiry, proposal or offer related to a Company Acquisition Proposal, promptly (and in any event within one business day) after such receipt, notify Zipcar of such inquiry, proposal or offer, including the identity of the other party and the terms of such inquiry, proposal or offer. To the extent that the Company or Revolution, as the case may be, is restricted from notifying Zipcar of such inquiry, proposal or offer pursuant to the terms of a confidentiality agreement in place as of the date of this Agreement, the Company or Revolution, as the case may be, shall use its commercially reasonable efforts to obtain a waiver with respect to any such confidentiality agreement.

(d) If Zipcar receives any inquiry, proposal or offer related to a Zipcar Acquisition Proposal, Zipcar shall, to the extent permissible under the terms of any confidentiality agreement existing as of the date of this Agreement by and between Zipcar and the person making such bona fide written inquiry, proposal or offer related to a Zipcar Acquisition Proposal, promptly (and in any event within one business day) after such receipt, notify the Company of such inquiry, proposal or offer, including the identity of the other party and the terms of such inquiry, proposal or offer. To the extent that Zipcar is restricted from notifying the Company of such inquiry, proposal or offer pursuant to the terms of a confidentiality agreement in place as of the date of this Agreement, Zipcar shall use its commercially reasonable efforts to obtain a waiver with respect to any such confidentiality agreement.

4.8 Expenses. Except as set forth in Article VI, each of the Parties shall bear its own costs and expenses (including legal and accounting fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby. It is understood and agreed that all of the fees and expenses (including legal and accounting fees and expenses) incurred by the Company in connection with this Agreement and the transactions contemplated hereby, including, without limitation, the fees and expenses of JP Morgan Securities, Inc., Ernst & Young LLP and O’Melveny & Myers LLP (collectively, the “Company Expenses”) shall be paid by the Company at or prior to the Closing.

4.9 Indemnification.

(a) Zipcar shall, to the fullest extent permitted by law, cause the Surviving Corporation to honor all the Company’s obligations to indemnify (including any obligations to advance funds for expenses) the current or former directors or officers of the Company and any employee of the Company or its Subsidiaries who acts as a fiduciary under any Company Plan for acts or omissions by such directors, officers and/or such employees occurring prior to the Effective Time to the extent that such obligations of the Company exist on the date of this Agreement, whether pursuant to the Articles of Incorporation or Bylaws of the Company, individual indemnity agreements or otherwise, and such obligations shall survive the Merger and shall continue in full force and effect in accordance with the terms of the Articles of Incorporation and Bylaws of the Company and such individual indemnity agreements from the Effective Time until the expiration of the applicable statute of limitations with respect to any claims against such directors or officers arising out of such acts or omissions.

(b) The Company shall purchase a “tail” insurance policy with a term of six years following the Effective Time with respect to directors’, officers’ and fiduciaries’ liability insurance with respect to matters existing or occurring at or prior to the Effective Time (including the transactions contemplated by this Agreement) in an amount and scope at least as favorable as the coverage applicable to directors and officers as of the date hereof under the Company’s directors’ and officers’ liability insurance policy. It is understood and agreed that all of the fees and expenses relating to the “tail” insurance policy contemplated by the preceding sentence (the “Tail Insurance Expenses”) shall be paid by the Company at or prior to the Closing. Zipcar shall cause the Surviving Corporation to take all commercially reasonable actions to maintain the “tail” policy in full force and effect for the term thereof.

4.10 FIRPTA Tax Certificates. Within 10 days prior to the Closing, the Company shall deliver or cause to be delivered to Zipcar a certification, in a form reasonably acceptable to Zipcar, that the Company Shares are not “U.S. real property interests” in accordance with the Treasury Regulations under Sections 897 and 1445 of the Code. If the Company has not provided the certification described above to Zipcar on or before the Closing Date, Zipcar shall be permitted to withhold from the payments to be made pursuant to this Agreement any required withholding Tax under Section 1445 of the Code.

4.11 Representation of the Company. Each of the Parties to this Agreement hereby acknowledges and agrees, on its own behalf and on behalf of each of its Affiliates and its and their directors, members, partners, officers, employees and Affiliates, that (i) O’Melveny & Myers LLP represents and has represented Alps and various of its Affiliates in other matters, including investments in the Company and its Subsidiaries, (ii) O’Melveny & Myers LLP may serve as counsel to each and any Company Equityholder and its respective Affiliates, including without limitation Alps in its capacity as Equityholders’ Representative (individually and collectively, the “Shareholder Group”), on the one hand, and the Company and its Subsidiaries, on the other hand, in connection with the negotiation, preparation, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, and (iii) following consummation of the transactions contemplated hereby, O’Melveny & Myers LLP (or any successor) may serve as counsel to the Shareholder Group and/or any director, member, partner, officer, employee or Affiliate of the Shareholder Group, in connection with any litigation, claim or obligation arising out of or relating to this Agreement or the transactions contemplated by this Agreement notwithstanding such representation, any continued representation of Alps and/or any of its Affiliates in matters relating to the Company, its Subsidiaries, the transactions contemplated by this Agreement and/or in any other matters, and each of the parties hereto, to the fullest extent permitted by law, consents to the foregoing and irrevocably waives any conflict of interest arising therefrom, and each of such parties shall cause each of its Affiliates and its and their directors, members, partners, officers, employees and Affiliates to consent to waive any conflict of interest arising from any such representation. O’Melveny & Myers LLP is an intended third party beneficiary of this Section 4.11.

4.12 Key Employees.

(a) Each of the Parties shall use its Reasonable Best Efforts to cause the key employees listed on Schedule 4.12 to remain employed by the Company as of the Effective Time.

(b) After the Effective Time, the board of directors of the Surviving Corporation shall determine the size of the authorized option pool of the Surviving Corporation. Any grants of stock options or issuances of Zipcar Common Stock to employees of the Surviving Corporation or its subsidiaries after the Effective Time, including grants or issuances to members of the Company’s management team who will become key employees of Zipcar, will be approved following the Effective Time by the board of directors of Zipcar.

4.13 Indebtedness; Unrestricted Cash; Accounts Payable.

(a) As of the Effective Time, the Company shall satisfy all indebtedness for borrowed money other than (x) indebtedness for borrowed money set forth on Schedule 5.2(j) and (y) indebtedness for borrowed money or lines of credit for leased vehicles (A) leased pursuant to agreements identified in Section 2.14(a)(i) of the Disclosure Schedule or (B) otherwise obtained in the Ordinary Course of Business.

(b) In addition to amounts necessary to pay Company Expenses pursuant to Section 4.8 and the cost of the Tail Insurance Expenses, the Company shall cause a book balance of $5.0 million of unrestricted cash (the “Minimum Required Cash Amount”) to be in the accounts of the Company at the Effective Time, which cash shall be available for withdrawal by the Surviving Corporation without restriction immediately after the Effective Time (it being understood that such $5.0 million amount shall be net of any outgoing checks in transit and that a portion of such cash shall be used to satisfy cash transaction bonuses and other cash payments payable to Company employees or former employees at the Closing, as determined by Zipcar, without increasing such amount of unrestricted cash required to be in the accounts of the Company at the Effective Time). No more than five (5) business days prior to the Closing Date, the Company shall prepare a good faith estimate of the amount of additional cash (the “Additional Required Cash”) that the Company would be required to obtain to satisfy the Minimum Required Cash Amount at the Effective Time. Prior to Closing, the Company shall cause the Additional Required Cash to be funded to the Company. The Parties agree that, in addition to any net cash provided by the Company’s operations prior to the Effective Time, the Additional Required Cash may be funded by the sale of Class A Common Stock to Company Shareholders pursuant to the offering described in the Disclosure Statement and/or by amounts contributed by Revolution to the Company prior to the Effective Time.

(c) As of the Effective Time, the Company shall cause its obligations and liabilities incurred, whether or not accrued and reflected as accounts payable on the Company’s balance sheet, in connection with or relating to insurance policies, Leases relating to vehicles and real property, parking and related fees and expense and payroll to be current and not past due, it being understood that amounts shall be current and not past due if all amounts required to have been paid at or prior to the Closing Date have been paid by the Company, including that the Company is not required to pay amounts that relate to a period of time which includes the Closing Date, but which are not yet due in the Ordinary Course of Business (including payroll for any pay period during which the Closing Date occurs or other amounts payable in arrears under the terms of the applicable Contracts).

(d) Within ten (10) Business Days after the Closing Date, Zipcar shall cause the Surviving Corporation to issue a notice to the Equityholders’ Representative, accompanied by reasonable supporting documentation, notifying the Equityholders’ Representative as to whether or not (i) the book balance of cash available for withdrawal by the Surviving Corporation immediately following the Effective Time was less than, equal to, or greater than the Minimum Required Cash Amount and (ii) the Company’s obligations and liabilities incurred, whether or not accrued and reflects as accounts payable on the Company’s balance sheet, in connection with or relating to insurance policies, Leases relating to vehicles and real property, parking and related fees and expense and payroll were current and not past due as of the Effective Time to the extent required pursuant to Section 4.13(c). If the Equityholders’ Representative disputes the Surviving Corporation’s notice, the Parties shall cooperate in good faith to resolve such dispute as promptly as practicable. To the extent that the book balance of cash available for withdrawal by the Surviving Corporation immediately following the Effective Time exceeds the Minimum Required Cash Amount, Zipcar shall cause the Surviving Corporation to refund the amount by which such book balance exceeds the Minimum Required Cash Amount to Revolution (provided that such refund shall not exceed the amount of cash contributed to the Company by Revolution prior to the Closing in connection with funding the Additional Required Cash). To the extent that the Company (i) has less than the Minimum Required Cash Amount available for withdrawal by the Surviving Corporation immediately following the Effective Time or (ii) has not caused its obligations and liabilities incurred, whether or not accrued and reflected as accounts payable on the Company’s balance sheet, in connection with or relating to insurance policies, Leases relating to vehicles and real property, parking and related fees and expense and payroll to be current and not past due as of the Effective Time to the extent required pursuant to Section 4.13(c), Revolution shall contribute to Zipcar, as a capital contribution and not as the purchase price for additional securities of Zipcar, an amount equal to such shortfall (in the case of clause (i)) and/or an amount equal to the amount required to cause such obligations and liabilities incurred to be current and not past due as of the Effective Time (in the case of clause (ii)). Any payment required pursuant to the two preceding sentences shall be made within five (5) business days after the determination thereof and without interest. It is understood and agreed by the Parties that the payments pursuant to the Section 4.13(d) shall not foreclose or otherwise limit the right or ability of Zipcar on the one hand or the Indemnifying Equityholders on the other hand to indemnification pursuant to Article VI for a breach of the covenants set forth in this Section 4.13; provided, however, that the amount of such payments shall be taken into consideration for determining any Damages resulting from such breach, if any.

4.14 Employee Benefits.

(a) As soon as practicable after the Closing Date, Zipcar shall provide each employee of the Company who continues to be employed by Zipcar or a Zipcar Subsidiary after the Closing Date with types and levels of benefits substantially comparable to, and on substantially the same terms as, those benefits provided to similarly situated employees of Zipcar and its Subsidiaries (and, from and for at least six months after the Closing Date, with base pay at least equal to the rate of base pay applicable to such employee immediately prior to the

Closing Date). Subject to the preceding sentence, for purposes of determining eligibility to participate, vesting and entitlement to benefits where length of service is relevant under any Employee Benefit Plan maintained or contributed by Zipcar or a Zipcar Subsidiary (other than, for purposes of entitlement to benefits, a defined benefit plan) after the Closing, Zipcar shall provide that such employees shall receive service credit under such Employee Benefit Plans (other than a defined benefit plan) for the employee’s period of service with the Company or a Subsidiary prior to the Closing Date. With respect to each such Employee Benefit Plan that is a “welfare benefit plan” (as defined in Section 3(1) of ERISA), the Zipcar and its Subsidiaries shall, to the extent permitted by the applicable Employee Benefit Plan, (a) cause there to be waived any pre-existing condition or eligibility limitations and (b) cause to be given effect, for the applicable plan year in which the Closing occurs, in determining any deductible and maximum out-of-pocket limitations, claims incurred and amounts paid by, and amounts reimbursed to, such continuing employees under similar Company Benefit Plans providing medical benefits maintained by the Company and its Subsidiaries immediately prior to the Effective Time. Zipcar will honor all employee benefit obligations to current and former employees under the Company Benefit Plans; provided, however, that nothing contained herein shall restrict Zipcar’s or the Surviving Corporation’s ability to amend or terminate any Company Benefit Plan in accordance with its terms at any time or be deemed to amend the terms of any such Company Benefit Plan or restrict Zipcar’s or the Surviving Corporation’s ability to change the terms and conditions of employment for any employee except as expressly provided in this Section 4.14.

(b) Prior to the Closing, the Company’s management shall conduct a good faith reconciliation of records obtained by the Company from its third-party payroll vendor with respect to vacation, sick time and earned time off for each employee of the Company to the accruals for accrued vacation, accrued sick time and earned time off recorded on the books and records of the Company as of August 31, 2007, and the Company shall provide to Zipcar a written update to the accruals set forth in Section 2.9(1) of the Disclosure Schedule if such reconciliation demonstrates a variance from the accruals set forth in Section 2.9(1).

4.15 Reorganization Qualification. Zipcar will continue at least one significant historic business line of the Company, or use at least a significant portion of the Company’s historic assets in a business, in each case within the meaning of Treas. Reg. § 1.368-1(d), including that Zipcar may transfer the Company’s historic business assets (a) to a corporation that is a member of Zipcar’s “qualified group,” within the meaning of Treas. Reg. § 1.368-l(d)(4)(ii) or (b) to a partnership if (i) one or more members of Zipcar’s “qualified group” have active and substantial management functions as a partner with respect to the Company’s historic business or (ii) members of Zipcar’s “qualified group” in the aggregate own an interest in the partnership representing a significant interest in the Company’s historic business, in each case within the meaning of Treas. Reg. § 1.368-l(d)(4)(iii). The parties will not take any actions inconsistent with treatment of the transactions contemplated by this Agreement as a reorganization for U.S. federal income tax purposes; provided, however, that neither party shall be restricted in enforcing its rights or performing its obligations under this Agreement.

4.16 Performance of D.C. Lease. Zipcar shall cause the Surviving Corporation to fulfill its obligations under the D.C. Lease; provided, however, that neither Zipcar nor the Surviving Corporation shall have any liability pursuant to this Section 4.16 arising out of any breach or violation of the D.C. Lease occurring prior to the Closing Date. Notwithstanding anything in this Agreement to the contrary, Tysons Leasing LLC and Stephen Case shall be third-party beneficiaries under this Section 4.16.

4.17 Notice Regarding Powers of Attorney. Within ten (10) days after the date of this Agreement, the Company shall deliver to Zipcar a notice listing those Company Material Contracts listed in Section 2.14 of the Disclosure Statement pursuant to which outstanding powers of attorney executed on behalf of the Company or any Subsidiary exist as of the date of such notice.

4.18 Filing of Tax Returns. The Company shall use its Reasonable Best Efforts to file, prior to the Closing Date, all Tax Returns identified in Section 2.9 of the Disclosure Schedule as being currently subject to extension.

4.19 Advisory Fees. Subject to the consummation of the transactions contemplated by this Agreement, (a) Revolution hereby waives, effective as of the Effective Time, any right to the receipt of any management fees due from the Company, including with respect to periods prior to, on, or after the Effective Time and (b) the Company and Revolution hereby agree that, as of the Effective Time, any and all agreements or arrangements between the Company or any of its Subsidiaries and Revolution relating to management and/or advisory services provided to the Company or any of its Subsidiaries by Revolution are terminated.

4.20 Restrictive Legends.

(a) Zipcar shall be entitled to place the following legend on the certificates evidencing (i) the Merger Shares, (ii) shares of Zipcar Preferred Stock issued or issuable upon exercise of Warrants assumed by Zipcar pursuant to Section 1.5(d) of this Agreement or issued pursuant to Section 6.3(i) to Indemnifying Equityholders, (iii) the shares of Zipcar Common Stock issued or issuable upon conversion of the Zipcar Preferred Stock or upon exercise of Substitute Options assumed by Zipcar pursuant to Section 1.5(c)(ii) of this Agreement or (iv) any other shares of capital stock of Zipcar issued in respect of such shares (as a result of stock splits, stock dividends, reclassifications, recapitalizations or similar events):

“The shares represented by this certificate have not been registered under the Securities Act of 1933, as amended, and may not be offered, sold or otherwise transferred, pledged or hypothecated unless and until such shares are registered under such Act or an opinion of counsel satisfactory to the Company is obtained to the effect that such registration is not required.”

(b) Zipcar shall be entitled to place the following additional legend on the certificates evidencing shares of Zipcar Preferred Stock issued (i) as Merger Shares, (ii) upon exercise of Warrants assumed by Zipcar pursuant to Section 1.5(d) of this Agreement or (iii) pursuant to Section 6.3(i) to Indemnifying Equityholders:

“The shares represented by this certificate are subject to certain redemption rights of the Company set forth in the Company’s Amended and Restated Certificate of Incorporation, as amended or restated from time to time, and in that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of

September 26, 2007, among the Company, Zulu Acquisition Corp., Mobility, Inc. and Alps Communications LLC. A copy of each of the Company’s Amended and Restated Certificate of Incorporation and the Merger Agreement is available for inspection during normal business hours at the principal executive office of the Company.”

ARTICLE V

CONDITIONS TO CONSUMMATION OF THE MERGER

5.1 Conditions to Each Party’s Obligations. The respective obligations of each Party to consummate the Merger are subject to the satisfaction of the following conditions:

(a) the Company shall have given to holders of Warrants notice of this transaction and twenty (20) days shall have elapsed from the date of such notice;

(b) this Agreement and the Merger shall have received the Requisite Shareholder Approval; and

(c) the Zipcar Restated Certificate shall have received the requisite approval by the stockholders of Zipcar and the Investor Documents shall have been executed by the stockholders of Zipcar required for execution thereof.

5.2 Conditions to Obligations of Zipcar and the Transitory Subsidiary. The obligation of each of Zipcar and the Transitory Subsidiary to consummate the Merger is subject to the satisfaction (or waiver by Zipcar) of the following additional conditions:

(a) Dissenting Shares. The number of Dissenting Shares shall not exceed two percent (2%) of the number of outstanding Company Shares as of the Effective Time.

(b) Consents. The Company and the Subsidiaries shall have obtained at their own expense (and shall have provided copies thereof to Zipcar) all of the waivers, permits, consents, approvals or other authorizations, and effected all of the registrations, filings and notices, referred to in Schedule 5.2(b) attached hereto.

(c) Representations and Warranties. The representations and warranties of the Company set forth in Article II of this Agreement that are qualified as to materiality shall be true and correct in all respects, and all other representations and warranties of the Company set forth in Article II of this Agreement shall be true and correct in all material respects, in each case as of the date of this Agreement and as of the Closing as though made as of the Closing, except to the extent such representations and warranties are specifically made as of a particular date (in which case such representations and warranties shall be true and correct in all respects or true and correct in all material respects, as applicable, as of such date).

(d) Performance of Obligations. The Company shall have performed or complied with in all material respects its agreements and covenants required to be performed or complied with under this Agreement as of or prior to the Closing and shall have performed or complied with its obligations under Section 4.18 in all respects.

(e) No Legal Proceeding. No Legal Proceeding shall be pending or threatened wherein an unfavorable judgment, order, decree, stipulation or injunction would (i) prevent consummation of the transactions contemplated by this Agreement, (ii) cause the transactions contemplated by this Agreement to be rescinded following consummation or (iii) have, individually or in the aggregate, a Company Material Adverse Effect, and no such judgment, order, decree, stipulation or injunction shall be in effect; provided, however, that the provisions of this Section 5.2(e) shall not be available to Zipcar if Zipcar’s failure to fulfill its obligations pursuant to Section 4.2(a) shall have been the cause of, or shall resulted in, such judgment, order, decree, stipulation or injunction.

(f) Company Certificate. The Company shall have delivered to Zipcar and the Transitory Subsidiary the Company Certificate.

(g) Resignations. Zipcar shall have received copies of the resignations, effective as of the Closing, of each director and officer of the Company and the Subsidiaries (other than any such resignations which Zipcar designates, by written notice to the Company, as unnecessary and other than any director or officer of Flexcar Atlanta LLC appointed by Midtown Lanier Parking, Inc.); provided, however, that, with respect to officers who are employed by the Company or any Subsidiary of the Company, such resignations shall relate solely to the resigning person’s role as an officer of the Company and not to their status as an employee.

(h) Closing Certificates. Zipcar shall have received: (i) certificates of good standing or certificate of existence/authority of the Company and the Subsidiaries in their jurisdiction of organization and the various foreign jurisdictions in which they are qualified, (ii) certified charter documents of the Company and the Subsidiaries, (iii) a certificate as to the incumbency of officers of the Company executing this Agreement, the Company Certificate, and any other Contract executed by the Company in connection with this Agreement, and (iv) a certified copy of the resolutions of the board of directors of the Company approving the transactions contemplated by this Agreement.

(i) Broker Fees. The Company or its Affiliates shall have paid in full all broker fees incurred by the Company or its Affiliates in connection with this transaction.

(j) Indebtedness. The Company shall have satisfied all outstanding indebtedness for borrowed money and lines of credit of the Company other than indebtedness for borrowed money set forth on Schedule 5.2(j) attached hereto and indebtedness for borrowed money and lines of credit for leased vehicles obtained in the Ordinary Course of Business.

(k) Cash at Closing: Accounts Payable. The Company shall have caused a book balance of $5.0 million of unrestricted cash to be in the accounts of the Company at the Effective Time, which cash shall be available for withdrawal by the Surviving Corporation without restriction immediately after the Effective Time as required pursuant to Section 4.13. The Company shall have caused its obligations and liabilities incurred, whether or not accrued and reflected as accounts payable on the Company’s balance sheet, in connection with or relating to insurance policies, Leases relating to vehicles and real property, parking and related fees and expense and payroll to be current and not past due as of the Effective Time to the extent required pursuant to Section 4.13.

(1) No Company Material Adverse Effect. There shall not have occurred a Company Material Adverse Effect after the date of this Agreement.

(m) Amendment to I-Go Agreement. Zipcar shall have received evidence of the amendment of the I-Go Agreement (as defined in the Disclosure Schedule) substantially in the form set forth on Schedule 5.2(m) attached hereto.

(n) Payment of Expenses. Zipcar shall have received reasonably satisfactory evidence of the payment by the Company of the Company Expenses and the Tail Insurance Expenses.

(o) Exemption from Registration. No more than fifteen (15) shareholders of the Company, as of the Closing Date, in the aggregate, but without duplication, shall (x) have failed to inform the Company in writing that such Company Shareholder is an Accredited Investor (either by execution of an accredited investor questionnaire executed at the time of the Company’s August 23, 2005 recapitalization transaction or in a writing executed by such Company shareholder between the date hereof and the Closing Date) or (y) shall have informed the Company following the date of this Agreement that such Company shareholder is not an Accredited Investor.

5.3 Conditions to Obligations of the Company. The obligation of the Company to consummate the Merger is subject to the satisfaction of the following additional conditions:

(a) Consents. Zipcar shall have obtained at its own expense (and shall have provided copies thereof to the Company) all of the waivers, permits, consents, approvals or other authorizations, and effected all of the registrations, filings and notices referred to in Schedule 5.3(a) attached hereto.

(b) Representations and Warranties. The representations and warranties of Zipcar and the Transitory Subsidiary set forth in Article III of this Agreement that are qualified as to materiality shall be true and correct in all respects, and all other representations and warranties of Zipcar and the Transitory Subsidiary set forth in Article III of this Agreement shall be true and correct in all material respects, in each case as of the date of this Agreement and as of the Closing as though made as of the Closing, except to the extent such representations and warranties are specifically made as of a particular date (in which case such representations and warranties shall be true and correct in all respects or true and correct in all material respects, as applicable, as of such date).

(c) Performance of Obligations. Each of Zipcar and the Transitory Subsidiary shall have performed or complied with in all material respects its agreements and covenants required to be performed or complied with under this Agreement as of or prior to the Closing.

(d) No Legal Proceeding. No Legal Proceeding shall be pending or threatened wherein an unfavorable judgment, order, decree, stipulation or injunction would (i) prevent consummation of the transactions contemplated by this Agreement, (ii) cause the transactions contemplated by this Agreement to be rescinded following consummation or (iii) have, individually or in the aggregate, a Zipcar Material Adverse Effect, and no such judgment, order, decree, stipulation or injunction shall be in effect; provided, however, that the provisions of this Section 5.3(d) shall not be available to the Company if the Company’s failure to fulfill its obligations pursuant to Section 4.2(a) shall have been the cause of, or shall resulted in, such judgment, order, decree, stipulation or injunction.

(e) Zipcar Certificate. Zipcar shall have delivered to the Company the Zipcar Certificate.

(f) Zipcar Restated Certificate. Zipcar shall have filed the Zipcar Restated Certificate with the Secretary of State of the State of Delaware and the Zipcar Restated Certificate shall be in full force and effect.

(g) Investor Documents. The Investor Documents shall have been executed by Zipcar and the stockholders of Zipcar required for execution of such agreements.

(h) Closing Certificates. The Company shall have received: (i) certificates of good standing or certificates of existence/authority of Zipcar and the Transitory Subsidiary in their jurisdiction of organization, (ii) certified charter documents of Zipcar and the Transitory Subsidiary, (iii) a certificate as to the incumbency of officers of Zipcar and the Transitory Subsidiary executing this Agreement, the Articles of Merger, the Zipcar Restated Charter, the Investor Documents, the Zipcar Certificate, and any other Contract executed by Zipcar or the Transitory Subsidiary, as applicable, in connection with this Agreement, and (iv) a certified copy resolutions of the boards of directors of Zipcar and the Transitory Subsidiary approving the transactions contemplated by this Agreement.

(i) Capitalization. The number of shares of capital stock of Zipcar on a fully- diluted, common stock-equivalent basis to be issued to Company Equityholders as Merger Shares or issuable upon exercise of Substitute Options issued or Warrants assumed by Zipcar in accordance with Section 1.5 above immediately after the Closing in the aggregate shall represent the sum of (a) 26.5% of the total number of shares of capital stock of Zipcar on a fully-diluted, common stock equivalent basis assuming the conversion of all Zipcar Preferred Shares and exercise of all outstanding options (whether vested or unvested) and warrants for capital stock of Zipcar plus (b) 200,000 shares of Zipcar Preferred Stock.

(j) No Zipcar Material Adverse Effect. There shall not have occurred a Zipcar Material Adverse Effect after the date of this Agreement.

(k) Board Appointment: Indemnification Agreement. The person designated by the holders of the Merger Shares shall have been elected to the board of directors of Zipcar effective as of the Effective Time, and the board of directors of Zipcar shall be comprised, effective as of the Effective Time, solely of the persons identified in Section 1(a) of the Voting Agreement attached hereto as Exhibit L, and Zipcar shall have executed the indemnification agreement in the form of Exhibit F hereto with such designee.

ARTICLE VI

INDEMNIFICATION

6.1 Indemnification by the Indemnifying Equityholders. From and after the Closing, subject to the terms and conditions and limitations set forth in this Article VI, the Indemnifying

Equityholders shall indemnify Zipcar in respect of, and hold it harmless against, any and all Damages incurred or suffered by the Surviving Corporation or Zipcar resulting from, relating to or constituting:

(a) any breach, as of the Closing Date of any representation or warranty of the Company contained in this Agreement or the Company Certificate;

(b) any failure to perform any covenant or agreement of the Company contained in this Agreement or any agreement or instrument furnished by the Company to Zipcar pursuant to this Agreement (other than the covenants set forth in Sections 4.6 and 4.12(a), in each case, which shall not survive the Closing and the breach of which will not give rise to claims for indemnification hereunder);

(c) any claim by a shareholder or former shareholder of the Company, or any other person or entity, seeking to assert, or based upon: (i) ownership or rights to ownership of any shares of capital stock of the Company; (ii) any rights of a shareholder (other than the right to receive the Merger Shares pursuant to this Agreement or rights to obtain payment of the fair value of Company Shares under the applicable provisions of the WBCA), including any option, preemptive rights or rights to notice or to vote; (iii) any rights under the Articles of Incorporation or Bylaws of the Company; or (iv) any claim that his, her or its shares were wrongfully repurchased by the Company;

(d) subject to Schedule 6.1(d), any claim in connection with the matters identified in Schedule 6.1(d) attached hereto (such claims, the “Specified Claims”);

(e) any Company Expenses or Tail Insurance Expenses, in each case, that are not paid in full prior to the Effective Time; or

(f) any rental car or similar Taxes due or payable to the State of Washington or any of its political subdivisions or Governmental Entities for activities of the Company or any of its Subsidiaries prior to October 1, 2007 and any related monetary damages, fines, fees, penalties, interest obligations and expenses (including amounts paid in settlement, interest, court costs, reasonable costs of investigators, reasonable fees and expenses of attorneys, accountants and other experts, and other expenses of litigation, arbitration or other dispute resolution proceedings) relating thereto in excess of $50,000.

6.2 Indemnification by Zipcar. From and after the Closing, subject to the terms and conditions and limitations set forth in this Article VI, Zipcar shall indemnify the Indemnifying Equityholders in respect of, and hold them harmless against, any and all Damages incurred or suffered by the Indemnifying Equityholders resulting from, relating to or constituting:

(a) any breach, as of the Closing Date, of any representation or warranty of Zipcar or the Transitory Subsidiary contained in this Agreement or the Zipcar Certificate; or

(b) any failure to perform any covenant or agreement of Zipcar or the Transitory Subsidiary contained in this Agreement or any agreement or instrument furnished by Zipcar or the Transitory Subsidiary to the Company pursuant to this Agreement (other than the covenant set forth in Sections 4.6 and 4.12(a), in each case, which shall not survive the Closing and the breach of which will not give rise to claims for indemnification hereunder); or

(c) any claim by a stockholder or former stockholder of Zipcar, or any other person or entity, seeking to assert, or based upon: (i) ownership or rights to ownership of any shares of capital stock of Zipcar; (ii) any rights of a stockholder, including any option, preemptive rights or rights to notice or to vote; (iii) any rights under the Certificate of Incorporation or By-laws of Zipcar; or (iv) any claim that his, her or its shares were wrongfully repurchased by Zipcar.

6.3 Indemnification Claims.

(a) Zipcar or the Surviving Corporation, as applicable, shall give prompt written notice to the Equityholders’ Representative in the event that Zipcar or the Surviving Corporation receives notice or otherwise becomes aware (in each case other than as a result of a notice received from the Equityholders’ Representative) of any fact or circumstance which, individually or in the aggregate with other related facts or circumstances, would reasonably be expected to give rise to a claim for indemnification under Section 6.1 of this Agreement, including the initiation of any Third Party Action. The Equityholders’ Representative shall give prompt written notice to Zipcar in the event that the Equityholders’ Representative receives notice or otherwise becomes aware (in each case, other than as a result of disclosure to the Equityholders’ Representative by Zipcar or the Surviving Corporation) of any fact or circumstance which, individually or in the aggregate with other related facts or circumstances, would reasonably be expected to give rise to a claim for indemnification under Section 6.2 including the initiation of any Third Party Action. In each case, such notice shall be given within 20 days after the applicable party receives notice or otherwise becomes aware of the facts or circumstances that give rise to the claim for indemnification and shall describe in reasonable detail (to the extent known by the party giving such notice) the facts constituting the basis for such notice and the amount of the claimed damages; provided, however, that notwithstanding anything in the foregoing to the contrary, any delay (including beyond such 20 day period) or failure in delivering the notices contemplated by the first two sentences of this Section 6.3(a) shall not relieve the Indemnifying Party of any liability or obligation hereunder except to the extent of any Damage caused by or arising out of such failure.

(b) The Equityholders’ Representative shall have the right to conduct, or to have a representative of the Equityholders’ Representative conduct, an audit of the books and records of Zipcar and the Zipcar Subsidiaries, in order to review whether or not claims for indemnification pursuant to Section 6.2 of this Agreement are available and Zipcar shall cooperate with the conduct of such audit, including by providing the Equityholders’ Representative, and its representatives, full access (following reasonable notice, during normal business hours and in a manner so as not to interfere with the normal business operations of Zipcar and the Zipcar Subsidiaries) to all premises, properties, financial, tax and accounting records (including the work papers of Zipcar’s independent accountants, subject to the receipt of any necessary consents from such independent accountants, which Zipcar shall request that such independent accountants provide), Contracts, other records and documents, and personnel of Zipcar and the Zipcar Subsidiaries for such purpose; provided, however, that the Equityholders’ Representative shall not conduct such an audit more than once in any twelve-month period unless Zipcar shall have asserted a claim for indemnification pursuant to Section 6.1 of this Agreement, in which case, the Equityholders’ Representative shall have the right to conduct an additional audit (subject to the other terms and conditions set forth in this Section 6.3(b)) if the Equityholders’ Representative notifies Zipcar of its intent to conduct such an additional audit within thirty (30) days after the receipt by the Equityholders’ Representative of notice of such claim for indemnification.

(c) Zipcar shall assume control of the defense of any Third Party Action that would reasonably be expected to give rise to an obligation to provide indemnification pursuant to either Section 6.1 or Section 6.2 with counsel reasonably satisfactory to the Equityholders’ Representative. The Equityholders’ Representative may participate in such defense at its own expense. Zipcar shall keep the Equityholders’ Representative reasonably advised of the status of the Third Party Action and the defense thereof and shall consider in good faith recommendations made by the Equityholders’ Representative with respect thereto. The Equityholders’ Representative shall furnish Zipcar with such information as it may have with respect to such Third Party Action (including copies of any summons, complaint or other pleading which may have been served on such party and any written claim, demand, invoice, billing or other document evidencing or asserting the same) and shall otherwise cooperate with and assist Zipcar in the defense of such Third Party Action. The reasonable fees and expenses of counsel to Zipcar with respect to a Third Party Action shall be considered Damages for purposes of this Agreement; provided, however, that no such Damages shall give rise to a claim for indemnification under this Agreement except to the extent that the Third Party Action itself gives rise to a claim for indemnification under this Agreement. Zipcar shall not agree to any settlement of, or the entry of any judgment arising from, any Third Party Action without the prior written consent of the Equityholders’ Representative, which consent shall not be unreasonably withheld, conditioned or delayed; provided that the consent of the Equityholders’ Representative shall not be required if Zipcar is the Indemnifying Party and Zipcar agrees in writing to pay any amounts payable pursuant to such settlement or judgment and such settlement or judgment includes a complete release of the Indemnified Party from further liability and such settlement has no other adverse effect on the Indemnified Party. The Equityholders’ Representative shall not agree to any settlement of, or the entry of any judgment arising from, any such Third Party Action without the prior written consent of Zipcar, which shall not be unreasonably withheld, conditioned or delayed.

(d) In order to seek indemnification under this Article VI, an Indemnified Party shall deliver a Claim Notice to the Indemnifying Party. Zipcar and the Equityholders’ Representative shall cooperate with each other with respect to resolving each Claim Notice.

(e) Within 10 business days after the first anniversary of the Effective Time, (i) Zipcar shall deliver to the Equityholders’ Representative a Claim Notice setting forth all Zipcar claims for indemnification, if any, pursuant to Section 6.1 and (ii) the Equityholders’ Representative shall deliver to Zipcar a Claim Notice setting forth all of the Indemnifying Equityholders’ claims for indemnification, if any, in each case including both indemnification claims that have been resolved prior to the first anniversary of the Effective Time and any indemnification claims that have not been resolved prior to the first anniversary of the Effective Time (each such Claim Notice, an “Anniversary Claim Notice”). With respect to claims that have not been resolved prior to the first anniversary of the Effective Time, the applicable Anniversary Claim Notice shall set forth the delivering party’s good faith estimate of the Damages with respect to such claim.

(f) During the 30-day period following the delivery of the Anniversary Claim Notices or any Claim Notice delivered after an Anniversary Claim Notice with respect to a claim for indemnification pursuant to Section 6.1 or Section 6.2 that arises after the first anniversary of the Effective Time, senior officers of Zipcar and the Equityholders’ Representative shall use good faith efforts to agree on the amount of Damages indemnifiable pursuant to Section 6.1 and Section 6.2. Following such 30-day period, except to the extent that Zipcar and the Equityholders’ Representative have executed a written agreement to resolve any matter set forth in a Claim Notice or Anniversary Claim Notice, each Indemnifying Party shall deliver to the Indemnified Party a Response, in which the Indemnifying Party shall identify whether the Indemnifying Party disputes all or only a portion of the Claimed Amount and, if such dispute relates only to a portion of the Claimed Amount, specifying the amount disputed.

(g) If the Dispute is not resolved within such 30-day period, the Dispute shall be resolved solely and exclusively by binding arbitration pursuant to the provisions of Section 6.3(h) set forth below.

(h) If, as set forth in Section 6.3(g), any Dispute is to be resolved by binding arbitration, the arbitration shall be conducted by a single arbitrator (the “Arbitrator”) in accordance with the Commercial Rules in effect from time to time and the following provisions:

(i) In the event of any conflict between the Commercial Rules in effect from time to time and the provisions of this Agreement, the provisions of this Agreement shall prevail and be controlling.

(ii) The Equityholders’ Representative, on behalf of the Indemnifying Equityholders, and Zipcar shall commence the arbitration by jointly filing a written submission with the Boston, Massachusetts office of the AAA in accordance with Commercial Rule 5 (or any successor provision).

(iii) Not later than 30 days after the conclusion of the arbitration hearing, the Arbitrator shall prepare and distribute to the parties a writing setting forth the arbitral award and the Arbitrator’s reasons therefor; provided, however, that any failure of the arbitrator to issue an arbitral award within such 30 day period shall not prejudice the rights of the Indemnifying Equityholders or Zipcar. Any award rendered by the Arbitrator shall be final, conclusive and binding upon the parties, and judgment thereon may be entered and enforced in any court of competent jurisdiction, provided that the Arbitrator shall have no power or authority to grant injunctive relief, specific performance or other equitable relief.

(iv) The Arbitrator shall have no power or authority, under the Commercial Rules or otherwise, to (x) modify or disregard any provision of this Agreement, including the provisions of this Section 6.3(h), or (y) address or resolve any issue not submitted by the parties to the arbitration.

(v) In connection with any arbitration proceeding pursuant to this Agreement, each party shall bear its own costs and expenses, except that the fees and costs of the

AAA and the Arbitrator, the costs and expenses of obtaining the facility where the arbitration hearing is held, and such other costs and expenses as the Arbitrator may determine to be directly related to the conduct of the arbitration and appropriately borne jointly by the parties (which shall not include any party’s attorneys’ fees or costs, witness fees (if any), costs of investigation and similar expenses) shall be shared equally by Zipcar and the Indemnifying Equityholders; provided, however, that the portion to be borne by the Indemnifying Equityholders shall be satisfied by increasing the number of shares of Zipcar Preferred Stock to be redeemed from the Indemnifying Equityholders pursuant to Section 6.3(i)(i) or reducing the number of shares of Zipcar Preferred Stock to be issued to the Indemnifying Equityholders pursuant to Section 6.3(i)(ii), as the case may be.

(vi) Each of the parties irrevocably and unconditionally consents (on behalf of itself and its Affiliates) to the exclusive jurisdiction of AAA to resolve all Disputes under this Article VI.

(i) Upon the resolution of the matters set forth in a Claim Notice, whether by mutual agreement of Zipcar and the Equityholders’ Representative or by binding arbitration pursuant to Section 6.3(h), amounts owed with respect to indemnification shall be satisfied as follows, effective as of the date that such matters set forth in each such Claim Notice are resolved in accordance with the terms of this Agreement:

(i) With respect to any amounts for which the Indemnifying Equityholders’ are required to indemnify Zipcar, Zipcar shall redeem from each Indemnifying Equityholder pursuant to Section B.7 of ARTICLE FOURTH of the Zipcar Restated Certificate such number of shares of Zipcar Preferred Stock as is equal to such Indemnifying Equityholder’s Pro Rata Share of the quotient obtained by dividing the total amount of Damages owed by the Indemnifying Equityholders pursuant to Section 6.1 by the Zipcar Preferred Stock Price. Within ten (10) business days after the resolution of any matters set forth in a Claims Notice which gives rise to a redemption of Zipcar Preferred Stock pursuant to this Section 6.3(i)(i), Zipcar shall issue a notice to the Indemnifying Equityholders setting forth the details of such redemption (the “Special Redemption Notice”).

(ii) With respect to any amounts for which Zipcar is required to indemnify the Indemnifying Equityholders, Zipcar shall issue to each Indemnifying Equityholder such number of shares of Zipcar Preferred Stock as is equal to such Indemnifying Equityholder’s Pro Rata Share of a number of shares of Zipcar Preferred Stock determined by multiplying (x) the quotient of the total Damages resulting from the matters giving rise to the claims for indemnification by the Indemnifying Equityholders (without taking into account that the Indemnifying Equityholders are holders of only a portion of the outstanding capital stock of Zipcar) divided by the Zipcar Preferred Stock Price, by (y) a fraction the numerator of which shall equal (a) the aggregate number of shares of capital stock of Zipcar held by Indemnifying Equityholders immediately after the Effective Time, on a fully-diluted, common stock-equivalent basis minus (b) the number of shares of Zipcar capital stock, if any, on a fully-diluted, common-stock equivalent basis as is represented by the number of shares of Zipcar Preferred Stock as equals the quotient obtained by dividing the total amount of Damages owed by the Indemnifying Equityholders pursuant to Section 6.1 by the Zipcar Preferred Stock Price, and the denominator of which is equal to (1) the aggregate number of shares of capital stock of Zipcar outstanding immediately prior to the Effective Time on a fully-diluted, common stock-equivalent basis minus (2) the number calculated pursuant to clause (x) above.

(iii) Examples of the redemptions and issuances to be made pursuant to this Section 6.3(i) are set forth on Exhibit G hereto. The redemptions and issuances are intended to result in the portion of the total capital stock of Zipcar on a fully-diluted, common-stock equivalent basis held by Company Equityholders representing the relative value of the Company and Zipcar as of the Effective Time after taking into account any changes in anticipated value resulting from matters giving rise to claims for indemnification hereunder (subject to the limitations set forth in this Article VI). In the event that the formulas set forth in this Section 6.3 (i) fail to accomplish such outcome, the parties shall make an equitable adjustment so as to achieve the intended result.

(iv) In the event that the making of any redemption or issuance of shares of Zipcar Preferred Stock pursuant to this Section 6.3(i) would require such Company Equityholder and/or Zipcar to make any filing (whether as a notice to or seeking consent from) with any Governmental Entity), the applicable Indemnifying Equityholder and Zipcar shall use their Reasonable Best Efforts and cooperate in good faith to make such filing and secure any such necessary consents.

(v) No redemptions or issuances of fractional shares of Zipcar Preferred Stock will be made pursuant to this Section 6.3(i), and the number of shares to be redeemed from or issued to each Indemnifying Equityholder shall in all cases be rounded down to the nearest whole share. No Indemnifying Equityholder shall be entitled to any voting rights, rights to receive any dividends or distributions or other rights as a stockholder of Zipcar with respect to any fractional shares of Zipcar Preferred Stock that would have otherwise been issued to such Indemnifying Equityholder.

(vi) No redemptions or issuances of shares of Zipcar Preferred Stock pursuant to this Section 6.3 (i) shall be made following the fifth anniversary of the Closing Date.

(vii) Each redemption or issuance of shares of Zipcar Preferred Stock pursuant to this Section 6.3 (i), if any, shall be treated as an adjustment to the merger consideration in the Merger and shall be so treated consistently for all Tax and other purposes by the parties hereto.

(viii) Each Indemnifying Equityholder shall cease to be entitled to any voting rights, rights to receive any dividends or distributions or other rights as a stockholder of Zipcar with respect to any shares of Zipcar Preferred Stock following the date that such shares of Zipcar Preferred Stock are redeemed from such Indemnifying Equityholder pursuant to Section 6.3(i)(i). No Indemnifying Equityholder shall be entitled to any voting rights, rights to receive any dividends or distributions or other rights as a stockholder of Zipcar with respect to any shares of Zipcar Preferred Stock prior to the date that such shares of Zipcar Preferred Stock are issued to such Indemnifying Equityholder pursuant to Section 6.3(i)(ii).

(ix) In the event that issuances or redemptions are made pursuant to Section 6.3(i)(ii) on multiple occasions, each issuance or redemption following the first issuance or redemption shall take such prior issuances and redemptions into account in a manner that results in the subsequent issuance or redemption being of a number of shares of Zipcar Preferred Stock as is equal to the aggregate number of shares of Zipcar Preferred Stock as would have been issued or redeemed had all issuances or redemptions through such point in time been calculated at a single point in time.

(j) Rights Subsequent to Special Mandatory Redemption. If the Special Redemption Notice shall have been duly given, and if on the Special Redemption Date the applicable indemnification payment dischargeable upon redemption of the shares of Series F Preferred Stock to be redeemed on such Special Redemption Date is recorded as being discharged, then notwithstanding that the certificates evidencing any of the shares of Series F Preferred Stock so called for redemption shall not have been surrendered, dividends with respect to such shares of Series F Preferred Stock shall cease to accrue after such Special Redemption Date and all rights with respect to such shares shall forthwith after the Special Redemption Date terminate, except only the right of the holders to have his, her or its obligation to make the applicable indemnification payment discharged upon surrender of their certificate or certificates therefor.

(k) Notwithstanding the other provisions of this Section 6.3, if a third party asserts (other than by means of a lawsuit) that an Indemnified Party is liable to such third party for a monetary or other obligation which may constitute or result in Damages for which such Indemnified Party may be entitled to indemnification pursuant to this Article VI, and such Indemnified Party reasonably determines that it has a valid business reason to fulfill such obligation, then (i) such Indemnified Party shall be entitled to satisfy such obligation, without prior notice to or consent from the Indemnifying Party, (ii) such Indemnified Party may subsequently make a claim for indemnification in accordance with the provisions of this Article VI, and (iii) such Indemnified Party shall be reimbursed, in accordance with the provisions of this Article VI, for any such Damages for which it is entitled to indemnification pursuant to this Article VI (subject to, and without in any manner prejudicing, the right of the Indemnifying Party to dispute the Indemnified Party’s entitlement to indemnification, or the amount for which it is entitled to indemnification, under the terms of this Article VI).

(1) For purposes of this Section 6.3 and the second and third sentences of Section 6.4, (i) if the Indemnifying Equityholders comprise the Indemnifying Party, any references to the Indemnifying Party (except provisions relating to an obligation to make any payments) shall be deemed to refer to the Equityholders’ Representative, and (ii) if the Indemnifying Equityholders comprise the Indemnified Party, any references to the Indemnified Party (except provisions relating to an obligation to make or a right to receive any payments) shall be deemed to refer to the Equityholders’ Representative. The Equityholders’ Representative shall have full power and authority on behalf of each Indemnifying Equityholder to take any and all actions on behalf of, execute any and all instruments on behalf of, and execute or waive any and all rights of, the Indemnifying Equityholders under this Article VI. The Equityholders’ Representative shall have no liability to any Indemnifying Equityholder for any action taken or omitted on behalf of the Indemnifying Equityholders pursuant to this Article VI.

6.4 Survival of Representations and Warranties and Covenants. All representations and warranties that are covered by the indemnification agreements in Section 6.1(a) and Section

6.2(a) shall (a) survive the Closing and (b) shall expire on the date twelve months following the Closing Date; provided, however that (i) the representations and warranties set forth in Sections 2.1, 2.2, 2.3, 2.9, 2.20, 2.21, 3.1, 3.2, 3.3, 3.9, 3.19, 3.20 and 3.27 shall survive until the fifth anniversary of the Closing Date; and further provided that the survival of the representations and warranties specified in the preceding proviso shall expire, with respect claims for indemnification payable to or from each Indemnifying Equityholder, upon the earlier to occur of (x) a Company Sale, (y) an Initial Public Offering (in each case, as defined in the Fifth Amended and Restated Registration Rights Agreement attached hereto as Exhibit J) or (z) the redemption or conversion, whether or not mandatory, into Zipcar Common Stock of all outstanding shares of Zipcar Preferred Stock held by such Indemnifying Equityholder. All covenants that are covered by the indemnification agreements in Section 6.1(b) and Section 6.2(b) shall survive the Closing and expire, with respect to claims for indemnification payable to or from each Indemnifying Equityholder, upon the earliest to occur of (w) the fifth anniversary of the Closing, (x) a Company Sale, (y) an Initial Public Offering or (z) the redemption or conversion, whether or not mandatory, into Zipcar Common Stock of all outstanding shares of Zipcar Preferred Stock held by such Indemnifying Equityholder, except that (i) covenants requiring performance in full prior to the Closing Date shall expire on the date twelve months following the Closing Date, (ii) the covenants set forth in Sections 4.6 and 4.12(a), in each case, shall expire at the Closing and shall not give rise to claims for indemnification hereunder and (iii) the covenants set forth in Article I shall survive indefinitely, the covenants set forth in Section 4.9 shall survive for the duration of the obligations thereunder, and the covenants set forth in Section 4.11 shall survive indefinitely, except that, in each case, after the fifth anniversary of the Closing Date, the sole remedy with respect to a breach thereof shall be specific performance pursuant to Section 9.10 of this Agreement. If an Indemnified Party delivers to an Indemnifying Party, before expiration of a representation or warranty, either a Claim Notice based upon a breach of such representation or warranty, or an Expected Claim Notice based upon a breach of such representation or warranty, then the applicable representation or warranty shall survive until, but only for purposes of, the resolution of any claims arising from or related to the matter covered by such notice. If the legal proceeding or written claim with respect to which an Expected Claim Notice has been given is definitively withdrawn or resolved in favor of the Indemnified Party, the Indemnified Party shall promptly so notify the Indemnifying Party.

6.5 Limitations.

(a) Notwithstanding anything to the contrary herein, (i) the aggregate liability of the Indemnifying Equityholders for Damages under Section 6.1(a) shall not exceed $5,500,000 (the “Indemnification Cap”), (ii) the Indemnifying Equityholders shall be liable only for that portion of the aggregate Damages under this Article VI for which they would otherwise be liable which exceeds $500,000 (the “Indemnification Deductible”) and (iii) each Indemnifying Equityholder shall only be liable for his, her or its Pro Rata Share of the Damages for which the Indemnifying Equityholders are liable under this Article VI; provided that the Indemnification Cap and Indemnification Deductible shall not apply to a claim pursuant to Section 6.1(a) relating to a breach of the representations and warranties set forth in Sections 2.1, 2.2 or 2.3. For purposes solely of this Article VI, all representations and warranties of the Company in Article II (other than Sections 2.6, 2.7, 2.10 and 2.26) shall be construed as if the term “material” and any reference to “Company Material Adverse Effect” (and variations thereof) were omitted from such representations and warranties. In addition, Zipcar shall not be entitled to make any claim in respect of any Individual Matter unless such claim is for Damages in an amount of at least $5,000.

(b) Notwithstanding anything to the contrary herein, (i) the aggregate liability of Zipcar for Damages under Section 6.2(a) shall not exceed the Indemnification Cap and (ii) Zipcar shall be liable for only that portion of the aggregate Damages under this Article VI for which it would otherwise be liable which exceeds the Indemnification Deductible; provided that the Indemnification Cap and Indemnification Deductible shall not apply to a claim pursuant to Section 6.2(a) relating to a breach of the representations and warranties set forth in Sections 3.1, 3.2 or 3.3. For purposes solely of this Article VI, all representations and warranties of Zipcar and the Transitory Subsidiary in Article III (other than Sections 3.6, 3.7, 3.10 and 3.25) shall be construed as if the term “material” and any reference to “Buyer Material Adverse Effect” (and variations thereof) were omitted from such representations and warranties. In addition, the Indemnifying Equityholders shall not be entitled to make any claim in respect of any Individual Matter unless such claim is for Damages in an amount of at least $5,000.

(c) Except with respect to claims based on fraud arising in connection with the negotiation of the transactions contemplated hereby, after the Closing, the rights of the Indemnified Parties under this Article VI shall be the exclusive remedy of the Indemnified Parties with respect to claims resulting from or relating to any misrepresentation, breach of warranty or failure to perform any covenant or agreement contained in this Agreement or the matters set forth in Sections 6.1(c), 6.1(d) and 6.2(c) or otherwise arising in connection with the transactions contemplated hereby; provided, however, that nothing in this Section 6.5(c) shall limit the rights and obligations of Zipcar, its equityholders or the Indemnifying Equityholders pursuant to the Investor Documents or otherwise limit the rights and obligations of any equityholder of Zipcar, including the Indemnifying Equityholders, in such capacity.

(d) The redemption of shares of Zipcar Preferred Stock from and/or issuance of shares of Zipcar Preferred Stock to Indemnifying Equityholders pursuant to Section 6.3 of this Agreement shall be the sole and exclusive means for satisfying claims for indemnification pursuant to this Agreement, whether pursuant to Section 6.1 or Section 6.2, including that in no event shall any of Zipcar, its Equityholders, the Surviving Corporation or any Indemnifying Equityholder be obligated to make any cash payment to any Indemnified Party with respect to any claim for indemnification pursuant to this Agreement.

(e) No Indemnifying Equityholder shall have any right of contribution against the Company or the Surviving Corporation with respect to any breach by the Company of any of its representations, warranties, covenants or agreements. The amount of Damages recoverable by an Indemnified Party under this Article VI with respect to an indemnity claim shall be reduced by (i) any proceeds received by such Indemnified Party or an Affiliate, with respect to the Damages to which such indemnity claim relates, from an insurance carrier or other third party (including recourse received following any redemption of Merger Shares pursuant to Section 6.3(i), in which case such shares shall be reissued in such number as equals each Indemnifying Equityholders’ pro rata share of such recovery divided by the Zipcar Preferred Stock Price except to the extent that such potential recovery was taken into account in the initial determination of Damages) and (ii) the amount of any tax savings actually realized by such Indemnified Party or an Affiliate, for the tax year in which such Damages are incurred, which are clearly attributable to the Damages to which such indemnity claim relates (net of any increased tax liability which may result from the receipt of the indemnity payment or any insurance proceeds relating to such Damages).

ARTICLE VII

TERMINATION

7.1 Termination of Agreement. The Parties may terminate this Agreement prior to the Closing (whether before or after Requisite Shareholder Approval), as provided below:

(a) the Parties may terminate this Agreement by mutual written consent;

(b) Zipcar may terminate this Agreement by giving written notice to the Company if the certification contemplated by the last sentence of Section 4.3(b) is not delivered to Zipcar within five (5) business days following the execution and delivery of this Agreement by each of the parties hereto;

(c) Zipcar may terminate this Agreement by giving written notice to the Company in the event the Company is in breach of any representation, warranty or covenant contained in this Agreement, and such breach (i) individually or in combination with any other such breach, would cause the conditions set forth in clauses (c) or (d) of Section 5.2, as applicable, not to be satisfied and (ii) is not cured within 20 days following delivery by Zipcar to the Company of written notice of such breach;

(d) the Company may terminate this Agreement by giving written notice to Zipcar in the event Zipcar or the Transitory Subsidiary is in breach of any representation, warranty or covenant contained in this Agreement, and such breach (i) individually or in combination with any other such breach, would cause the conditions set forth in clauses (b) or (c) of Section 5.3, as applicable, not to be satisfied and (ii) is not cured within 20 days following delivery by the Company to Zipcar of written notice of such breach;

(e) Zipcar may terminate this Agreement by giving written notice to the Company if the Closing shall not have occurred on or before November 30, 2007 by reason of the failure of any condition precedent under Section 5.1 or 5.2 (unless the failure results primarily from a breach by Zipcar or the Transitory Subsidiary of any representation, warranty or covenant contained in this Agreement); or

(f) the Company may terminate this Agreement by giving written notice to Zipcar if the Closing shall not have occurred on or before November 30, 2007 by reason of the failure of any condition precedent under Section 5.1 or 5.3 (unless the failure results primarily from a breach by the Company of any representation, warranty or covenant contained in this Agreement).

7.2 Effect of Termination. If any Party terminates this Agreement pursuant to Section 7.1, all obligations of the Parties hereunder shall terminate without any liability of any Party to any other Party (except for any liability of any Party for willful breaches of this Agreement prior to such termination).

ARTICLE VIII

DEFINITIONS

For purposes of this Agreement, each of the following terms shall have the meaning set forth below.

“2006 Plan” shall have the meaning set forth in Section 1.5(c)(ii).

“AAA” shall mean the American Arbitration Association.

“Accredited Investor” shall have the meaning set forth in Rule 501(a) under the Securities Act.

“Additional Required Cash” shall have the meaning set forth in Section 4.13(b).

“Affiliate” shall mean any affiliate, as defined in Rule 12b-2 under the Securities Exchange Act of 1934.

“Agreed Amount” shall mean part, but not all, of the Claimed Amount as mutually agreed by the Indemnifying Party and the Indemnified Party.

“Alps” shall mean Alps Communications LLC, a Virginia limited liability company.

“Anniversary Claim Notice” shall have the meaning set forth in Section 6.3(e).

“Arbitrator” shall have the meaning set forth in Section 6.3(h).

“Articles of Merger” shall mean the articles of merger or other appropriate documents prepared and executed in accordance with Chapter 23B.11 of the WBCA in the form attached hereto as Exhibit H.

“CERCLA” shall mean the federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended.

“Certificates” shall mean stock certificates that, immediately prior to the Effective Time, represented Company Shares converted into Merger Shares pursuant to Section 1.5 (including any Company Shares referred to in the last sentence of Section 1.6(a)).

“Claim Notice” shall mean written notification which contains (i) a description of the Damages incurred or reasonably expected to be incurred by the Indemnified Party and the Claimed Amount of such Damages, to the extent then known, (ii) a statement that the Indemnified Party is entitled to indemnification under Article VI for such Damages and a reasonable explanation of the basis therefor, and (iii) a demand for payment in the amount of such Damages.

“Claimed Amount” shall mean the amount of any Damages incurred or reasonably expected to be incurred by the Indemnified Party.

“Class A Common Stock” shall mean shares of Class A Common Stock, no par value per share of the Company.

“Class B Common Stock” shall mean shares of Class B Common Stock, no par value per share of the Company.

“Closing” shall mean the closing of the transactions contemplated by this Agreement.

“Closing Date” shall mean the earliest to occur of (i) so long as all of the conditions to the obligations of the Parties to consummate the transactions contemplated hereby (excluding the delivery at the Closing of any of the documents set forth in Article V) have been satisfied or waived on or prior to October 29, 2007, October 31, 2007, (ii) the date after October 31, 2007 that is two business days after the satisfaction or waiver of all of the conditions to the obligations of the Parties to consummate the transactions contemplated hereby (excluding the delivery at the Closing of any of the documents set forth in Article V) or (iii) such other date as is agreed upon in writing by the Parties.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Commercial Rules” shall mean the Commercial Arbitration Rules of the AAA.

“Conversion Ratio” shall have the meaning set forth in Section 1.5(a).

“Company” shall have the meaning set forth in the first paragraph of this Agreement.

“Company Acquisition Proposal” shall have the meaning set forth in Section 4.7(a).

“Company Business Plan” shall mean the business plan of the Company attached hereto as Exhibit I.

“Company Certificate” shall mean a certificate executed by an officer of the Company, in such capacity, to the effect that each of the conditions specified in clauses (a) and (b) of Section 5.1 and clauses (a) through (e) (insofar as clause (e) relates to Legal Proceedings involving the Company or a Subsidiary) and (i) through (n) of Section 5.2 is satisfied in all respects.

”Company Equityholders” shall mean the holders of record of the Equity Interests immediately prior to the Effective Time.

“Company Expenses” shall have the meaning set forth in Section 4.8.

“Company Intellectual Property” shall mean shall the Company Owned Intellectual Property and the Company Licensed Intellectual Property.

“Company Licensed Intellectual Property” shall mean all Intellectual Property that is licensed to the Company or a Subsidiary by any third party.

“Company Material Adverse Effect” shall mean any material adverse change, event, circumstance or development with respect to, or material adverse effect on, the business, assets,

liabilities, capitalization, condition (financial or other), or results of operations of the Company and the Subsidiaries, taken as a whole; provided, that Company Material Adverse Effect shall not include any change in or defect on the Company’s business (A) resulting from or relating to the execution of this Agreement or the announcement of this Agreement and the transactions contemplated hereby, (B) generally affecting the car sharing industry or (C) to the extent resulting from or relating to general economic conditions including interest rates or the state of the securities or capital markets (in the case of (B) and (C), which changes or defects in each case do not disproportionately affect the Company to any material extent). For the avoidance of doubt, the parties agree that the terms “material”, “materially” or “materiality” as used in this Agreement with an initial lower case “m” shall have their respective customary and ordinary meanings, without regard to the meaning ascribed to Company Material Adverse Effect.

“Company Material Contract” shall have the meaning set forth in Section 2.14(a).

“Company Owned Intellectual Property” shall mean all Intellectual Property owned or purported to be owned by the Company or a Subsidiary, in whole or in part.

“Company Plan” shall mean any Employee Benefit Plan maintained, or contributed to, by the Company, any Subsidiary or any ERISA Affiliate for the benefit of employees of the Company or any Subsidiary.

“Company Registrations” shall mean Intellectual Property Registrations that are registered or filed in the name of the Company or any Subsidiary, alone or jointly with others.

“Company Shareholders” shall mean the shareholders of record of the Company immediately prior to the Effective Time.

“Company Shares” shall mean the shares of Class A Common Stock and Class B Common Stock.

“Company Source Code” shall mean the source code for any Software included in the Customer Offerings or Internal Systems or other confidential information constituting, embodied in or pertaining to such Software.

“Company Stock Plan” shall mean any stock option plan or other stock or equity-related plan of the Company.

“Contract” means any agreement, arrangement, bond, commitment, franchise, indemnity, instrument, lease, license or understanding, in each case whether oral or in writing.

“Damages” shall mean, subject to the provisions of Section 9.9, any and all debts, obligations and other liabilities (whether absolute, accrued, contingent, fixed or otherwise, or whether known or unknown, or due or to become due or otherwise), diminution in value, monetary damages, fines, fees, penalties, interest obligations, deficiencies, losses and expenses (including amounts paid in settlement, interest, court costs, reasonable costs of investigators, reasonable fees and expenses of attorneys, accountants, financial advisors and other experts, and other expenses of litigation, arbitration or other dispute resolution proceedings relating to a Third Party Action or an indemnification claim under Article VI), other than those costs and expenses of arbitration of a Dispute which are to be shared equally by the Indemnified Party and the Indemnifying Party as set forth in Section 6.3(h)(v).

“D.C. Lease” means that certain Sublease Agreement, dated as of March     , 2006, by and between the Company and Tysons Leasing LLC.

“Disclosure Schedule” shall mean the disclosure schedule provided by the Company to Zipcar and attached hereto, as the same may be supplemented pursuant to Section 4.6.

“Disclosure Statement” shall have the meaning set forth in Section 4.3(b).

“Dispute” shall mean the dispute resulting if the Indemnifying Party in a Response disputes its liability for all or part of the Claimed Amount.

“Dissenting Shares” shall mean Company Shares held as of the Effective Time by a Company Stockholder who is entitled to dissent from the Merger under Chapter 23B.13 of the WBCA and who has exercised, when and in the manner required by Chapter 23B.13 of the WBCA prior to the Effective Time, such right to dissent and to obtain payment of the fair value of such shares in connection with the Merger and who has not effectively withdrawn or forfeited (through failure to perfect or otherwise) prior to the Effective Time such shareholder’s right to obtain payment of the fair value of such shareholder’s Dissenting Shares under Chapter 23B 13 of the WBCA.

“Documentation” shall mean printed, visual or electronic materials, reports, white papers, documentation, specifications, designs, flow charts, code listings, instructions, user manuals, frequently asked questions, release notes, recall notices, error logs, diagnostic reports, marketing materials, packaging, labeling, service manuals and other information describing the use, operation, installation, configuration, features, functionality, pricing, marketing or correction of a product, whether or not provided to end users.

“Effective Time” shall mean the time at which the Surviving Corporation files the Articles of Merger with the Secretary of State of the State of Washington or such later time as may be specified in the Articles of Merger.

“Employee Benefit Plan” shall mean any “employee pension benefit plan” (as defined in Section 3(2) of ERISA), any “employee welfare benefit plan” (as defined in Section 3(1) of ERISA), and any other written or oral plan, agreement or arrangement involving direct or indirect compensation, including insurance coverage, severance benefits, disability benefits, deferred compensation, bonuses, stock options, stock purchase, phantom stock, stock appreciation or other forms of incentive compensation or post-retirement compensation.

“Environmental Law” shall mean any federal, state or local law, statute, rule, order, directive, judgment, Permit or regulation or the common law relating to the environment, occupational health and safety, or exposure of persons or property to Materials of Environmental Concern, including any statute, regulation, administrative decision or order pertaining to: (i) the presence of or the treatment, storage, disposal, generation, transportation, handling, distribution, manufacture, processing, use, import, export, labeling, recycling, registration, investigation or remediation of Materials of Environmental Concern or documentation related to the foregoing;

(ii) air, water and noise pollution; (iii) groundwater and soil contamination; (iv) the release, threatened release, or accidental release into the environment, the workplace or other areas of Materials of Environmental Concern, including emissions, discharges, injections, spills, escapes or dumping of Materials of Environmental Concern; (v) transfer of interests in or control of real property which may be contaminated; (vi) community or worker right-to-know disclosures with respect to Materials of Environmental Concern; (vii) the protection of wild life, marine life and wetlands, and endangered and threatened species; (viii) storage tanks, vessels, containers, abandoned or discarded barrels and other closed receptacles; and (ix) health and safety of employees and other persons. As used above, the term “release” shall have the meaning set forth in CERCLA.

“Equity Interests” shall mean any outstanding interest in the equity, any including capital stock or subscription, warrant, option, convertible security or other right (contingent or otherwise) to purchase or acquire capital stock, of the Company.

“Equityholders’ Representative” shall have the meaning set forth in Section 1.9(a).

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” shall mean any entity which is, or at any applicable time was, a member of (1) a controlled group of corporations (as defined in Section 414(b) of the Code), (2) a group of trades or businesses under common control (as defined in Section 414(c) of the Code), or (3) an affiliated service group (as defined under Section 414(m) of the Code or the regulations under Section 414(o) of the Code), any of which includes or included the Company or a Subsidiary.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Expected Claim Notice” shall mean a notice that, as a result of a legal proceeding instituted by or written claim made by a third party, an Indemnified Party reasonably expects to incur Damages for which it is entitled to indemnification under Article VI.

“Exploit” shall mean develop, design, test, modify, make, use, sell, have made, used and sold, import, reproduce, market, distribute, commercialize, support, maintain, correct and create derivative works of.

“Financial Statements” shall mean:

(a) the audited consolidated balance sheets of the Company as of the end of the last two fiscal years and the statements of income, changes in shareholders’ equity and cash flows of the Company for each of the last two fiscal years (together with the report thereon of the Company’s independent certified public accountants), and

(b) the Most Recent Balance Sheet and the unaudited consolidated statements of income, changes in shareholders’ equity and cash flows of the Company for the six months ended as of the Most Recent Balance Sheet Date.

“GAAP” shall mean United States generally accepted accounting principles.

“Governmental Entity” shall mean any court, arbitrational tribunal, administrative agency or commission or other governmental or regulatory authority or agency.

“Hart-Scott-Rodino Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indemnification Cap” shall have the meaning set forth in Section 6.5(a).

“Indemnification Deductible” shall have the meaning set forth in Section 6.5(a).

“Indemnified Party” shall mean a party entitled, or seeking to assert rights, to indemnification under Article VI.

“Indemnifying Equityholders” shall mean the holders of shares of Zipcar Preferred Stock issued as Merger Shares or upon exercise of Warrants assumed by Zipcar pursuant to Section 1.5(d), in each case, together with any shares of Zipcar Preferred Stock issued pursuant to Section 6.3(i)(ii) or issued as a result of stock splits or stock dividends with respect thereto.

“Indemnifying Party” shall mean the party from whom indemnification is sought by the Indemnified Party.

“Individual Matter” means any indemnification claim or series of indemnification claims arising from the same or similar underlying event or circumstance.

“Intellectual Property” shall mean the following subsisting throughout the world:

(a) Patent Rights;

(b) Trademarks and all goodwill in the Trademarks;

(c) copyrights, designs, data and database rights and registrations and applications for registration thereof, including moral rights of authors;

(d) mask works and registrations and applications for registration thereof and any other rights in semiconductor topologies under the laws of any jurisdiction;

(e) inventions, invention disclosures, statutory invention registrations, trade secrets and confidential business information, know-how, manufacturing and product processes and techniques, research and development information, financial, marketing and business data, pricing and cost information, business and marketing plans and customer and supplier lists and information, whether patentable or nonpatentable, whether copyrightable or noncopyrightable and whether or not reduced to practice; and

(f) other proprietary rights relating to any of the foregoing (including remedies against infringement thereof and rights of protection of interest therein under the laws of all jurisdictions).

“Intellectual Property Registrations” means Patent Rights, registered Trademarks, registered copyrights and designs, mask work registrations and applications for each of the foregoing.

“Internal Systems” shall mean the Software and Documentation and the computer, communications and network systems (both desktop and enterprise-wide), laboratory equipment, reagents, materials and test, calibration and measurement apparatus used by the Company or any Subsidiary in their business or operations, whether located on the premises of the Company or a Subsidiary or hosted at a third party site.

“Investor Documents” shall mean the Fifth Amended and Restated Registration Rights Agreement attached hereto as Exhibit J, the Fifth Amended and Restated Stockholders’ Agreement attached hereto as Exhibit K and the Second Amended and Restated Stockholders’ Voting Agreement attached hereto as Exhibit L.

“Lease” shall mean any lease or sublease pursuant to which the Company or a Subsidiary leases or subleases from another party any real property.

“Legal Proceeding” shall mean any action, suit, proceeding, claim, arbitration or investigation before any Governmental Entity or before any arbitrator.

“Letter of Transmittal” shall mean the letter of transmittal in the form of Exhibit M attached hereto, which specifies that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Surviving Corporation and includes (i) instructions for effecting the surrender of the Certificates in exchange for the Merger Shares (plus cash in lieu of fractional shares, if any of Zipcar Preferred Stock) and (ii) a joinder to the Investor Documents to be executed by the Company Equityholder.

“Materials of Environmental Concern” shall mean any: pollutants, contaminants or hazardous substances (as such terms are defined under CERCLA), pesticides (as such term is defined under the Federal Insecticide, Fungicide and Rodenticide Act), solid wastes and hazardous wastes (as such terms are defined under the Resource Conservation and Recovery Act), chemicals, other hazardous, radioactive or toxic materials, oil, petroleum and petroleum products (and fractions thereof), or any other material (or article containing such material) listed or subject to regulation under any law, statute, rule, regulation, order, Permit, or directive due to its potential, directly or indirectly, to harm the environment or the health of humans or other living beings.

“Merger” shall mean the merger of the Transitory Subsidiary with and into the Company in accordance with the terms of this Agreement.

“Merger Shares” shall have the meaning set forth in Section 1.5.

“Minimum Required Cash Amount” shall have the meaning set forth in Section 4.13(b).

“Most Recent Balance Sheet” shall mean the unaudited consolidated balance sheet of the Company as of the Most Recent Balance Sheet Date.

“Most Recent Balance Sheet Date” shall mean June 30, 2007.

“Most Recent Zipcar Balance Sheet” shall mean the unaudited consolidated balance sheet of Zipcar as of the Most Recent Balance Sheet Date.

“Most Recent Zipcar Balance Sheet Date” shall mean June 30, 2007.

“Office Leases” shall have the meaning set forth in Section 2.12(a).

“Open Source Materials” means all Software, Documentation or other material that is distributed as “free software”, “open source software” or under a similar licensing or distribution model, including, but not limited to, the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), or any other license described by the Open Source Initiative as set forth on www.opensource.org.

“Option” shall mean each option to purchase or acquire Company Shares, whether issued by the Company pursuant to a Company Stock Plan or otherwise, other than Warrants.

“Ordinary Course of Business” shall mean the ordinary course of business consistent with past custom and practice (including with respect to frequency and amount).

“Parties” shall mean Zipcar, the Transitory Subsidiary and the Company, and, for purposes of Section 1.9, Article IV and Article VI, the Equityholders’ Representative.

“Patent Rights” shall mean all patents, patent applications, utility models, design registrations and certificates of invention and other governmental grants for the protection of inventions or industrial designs (including all related continuations, continuations-in-part, divisionals, reissues and reexaminations).

“Permits” shall mean all permits, licenses, registrations, certificates, orders, approvals, franchises, variances and similar rights issued by or obtained from any Governmental Entity (including those issued or required under Environmental Laws and those relating to the occupancy or use of owned or leased real property).

“Pro Rata Share” shall mean the result of a fraction, the numerator of which is the number of shares of Zipcar Preferred Stock held by the applicable Indemnifying Equityholder at the time of such determination and the denominator of which is aggregate number of shares of Zipcar Preferred Stock held by all Indemnifying Equityholders at the time of such determination; provided, however, that Zipcar Preferred Stock taken into account for purposes of this definition shall consist of Zipcar Preferred Stock issued as Merger Shares or upon exercise of Warrants assumed by Zipcar pursuant to Section 1.5(d), in each case, together with any shares of Zipcar Preferred Stock issued pursuant to Section 6.3(i)(ii) or issued as a result of stock splits or stock dividends with respect thereto.

“Reasonable Best Efforts” shall mean best efforts, to the extent commercially reasonable; provided, that no party shall be required to (i) expend funds other than for payment of the reasonable and customary costs and expenses of such party’s employees, counsel, consultants, representatives or agents of such party in connection with its Reasonable Best Efforts, (ii)

institute litigation or arbitration as part of its Reasonable Best Efforts or (iii) amend, waive or modify a term or condition of, or grant any concessions under or with respect to, any contract or relationship with respect to which a consent, approval, authorization, qualification or registration is sought or any other agreement or relationship with a person.

“Requisite Shareholder Approval” shall mean the approval of this Agreement and the Merger by at least two-thirds of the votes represented by the outstanding Company Shares entitled to vote on this Agreement and the Merger.

“Response” shall mean a written response containing the information provided for in Section 6.3(f).

“Revolution” shall mean Revolution Living LLC, a Delaware limited liability company.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Security Interest” shall mean any mortgage, pledge, security interest, encumbrance, charge or other lien (whether arising by contract or by operation of law), other than (i) mechanic’s, materialmen’s, and similar liens, (ii) liens arising under worker’s compensation, unemployment insurance, social security, retirement, and similar legislation, (iii) liens on goods in transit incurred pursuant to documentary letters of credit, (iv) statutory liens that are not yet delinquent or the validity of which is being contested in good faith and by appropriate proceedings (and in which the party reasonably expects to prevail based on current facts and circumstances), (v) liens with respect to the properties and assets of the person that do not, individually or in the aggregate, materially and adversely impair the use or value of such property or asset, (vi) liens for Taxes not yet due and payable, (vii) liens for Taxes the validity of which is being contested in good faith and by appropriate proceedings (for which reserves or accruals have been made and in which the party reasonably expects to prevail based on current facts and circumstances) or (viii) liens resulting from licenses set forth in Section 2.13(g) of the Disclosure Schedule with respect to the Company and in Section 3.13(g) of the Zipcar Disclosure Schedule with respect to Zipcar, as the case may be, in the case of each of clauses (i), (ii) , (iii), (iv) and (vii) arising in the Ordinary Course of Business of the Company and not material to the Company.

“Self-Insurance Policies and Arrangements” means any program or policy maintained by the Company or Zipcar, as applicable, with respect to the retention of risks for which a calculated amount of money is reserved or set aside to compensate for the potential future loss.

“Shareholder Consent” shall have the meaning set forth in Section 4.3(b).

“Shareholder Group” shall have the meaning set forth in Section 4.11.

“Software” shall mean computer software code, applications, utilities, development tools, diagnostics, databases and embedded systems, whether in source code, interpreted code or object code form.

“Special Redemption Notice” shall have the meaning set forth in Section 6.3(i)(i).

“Specified Claims” shall have the meaning set forth in Section 6.1(d).

“Subsidiary” shall mean any corporation, partnership, trust, limited liability company or other non-corporate business enterprise in which the Company (or another Subsidiary) holds stock or other ownership interests representing (a) more than 50% of the voting power of all outstanding stock or ownership interests of such entity or (b) the right to receive more than 50% of the net assets of such entity available for distribution to the holders of outstanding stock or ownership interests upon a liquidation or dissolution of such entity.

“Substitute Option” shall have the meaning set forth in Section 1.5(c)(ii)

“Substituted Option” shall have the meaning set forth in Section 1.5(c)(ii).

“Surviving Corporation” shall mean the Company, as the surviving corporation in the Merger.

“Tail Insurance Expenses” shall have the meanings set forth in Section 4.9(b).

“Taxes” shall mean any and all taxes, charges, fees, duties, contributions, levies or other similar assessments or liabilities in the nature of a tax, including, without limitation, income, gross receipts, corporation, ad valorem, premium, value-added, net worth, capital stock, capital gains, documentary, recapture, alternative or add-on minimum, disability, estimated, registration, recording, excise, real property, personal property, sales, use, license, lease, service, service use, transfer, withholding, employment, unemployment, insurance, social security, national insurance, business license, business organization, environmental, workers compensation, payroll, profits, severance, stamp, occupation, windfall profits, customs duties, franchise and other taxes of any kind whatsoever imposed by the United States of America or any state, local or foreign government, or any agency or political subdivision thereof, and any interest, fines, penalties, assessments or additions to tax imposed with respect to such items or any contest or dispute thereof.

“Tax Returns” shall mean any and all reports, returns, declarations, or statements relating to Taxes, including any schedule or attachment thereto and any related or supporting workpapers or information with respect to any of the foregoing, including any amendment thereof.

“Terminated Option” shall have the meaning set forth in Section 1.5(c)(i).

“Terminated Stock Plans” shall have the meaning set forth in Section 1.5(c)(i).

“Third Party Action” shall mean any suit or proceeding by a person or entity other than a Party for which indemnification may be sought by a Party under Article VI.

“Trademarks” shall mean all registered trademarks and service marks, logos, Internet domain names, corporate names and doing business designations and all registrations and applications for registration of the foregoing, common law trademarks and service marks and trade dress.

“Transitory Subsidiary” shall have the meaning set forth in the first paragraph of this Agreement.

“Warrant” shall mean each warrant or other contractual right to purchase or acquire Company Shares, provided that Options shall not be considered Warrants.

“WBCA” shall mean the Washington Business Corporation Act, as amended.

“Zipcar” shall have the meaning set forth in the first paragraph of this Agreement.

“Zipcar Acquisition Proposal” shall have the meaning set forth in Section 4.7(b).

“Zipcar Business Plan” shall mean the business plan of Zipcar attached hereto as Exhibit N.

“Zipcar Certificate” shall mean a certificate, executed by an officer of Zipcar, in such capacity, to the effect that each of the conditions specified in clause (c) of Section 5.1 and clauses (a) through (d) (insofar as clause (d) relates to Legal Proceedings involving Zipcar or the Transitory Subsidiary), (h) and (j) through (1) of Section 5.3 is satisfied in all respects.

“Zipcar Common Stock” shall mean the shares of common stock, $.001 par value per share, of Zipcar.

“Zipcar Disclosure Schedule” shall mean the disclosure schedule provided by Zipcar to the Company and attached hereto, as the same may be supplemented pursuant to Section 4.6.

“Zipcar ERISA Affiliate” shall mean any entity which is, or at any applicable time was, a member of (1) a controlled group of corporations (as defined in Section 414(b) of the Code), (2) a group of trades or businesses under common control (as defined in Section 414(c) of the Code), or (3) an affiliated service group (as defined under Section 414(m) of the Code or the regulations under Section 414(o) of the Code), any of which includes or included Zipcar or a Zipcar Subsidiary.

“Zipcar Financial Statements” shall mean:

(a) the audited consolidated balance sheets of Zipcar as of the end of the last two fiscal years and the statements of income, changes in stockholders’ equity and cash flows of Zipcar for each of the last three fiscal years (together with the report thereon of Zipcar’s independent certified accountants), and

(b) the Most Recent Zipcar Balance Sheet and the unaudited consolidated statements of income, changes in stockholders’ equity and cash flows of Zipcar for the six months ended as of the Most Recent Zipcar Balance Sheet Date.

“Zipcar Intellectual Property” shall mean shall the Zipcar Owned Intellectual Property and the Zipcar Licensed Intellectual Property.

“Zipcar Internal Systems” shall mean the Software and Documentation and the computer, communications and network systems (both desktop and enterprise-wide), laboratory equipment, reagents, materials and test, calibration and measurement apparatus used by Zipcar or any Zipcar Subsidiary in their business or operations, whether located on the premises of Zipcar or any Zipcar Subsidiary or hosted at a third party site.

“Zipcar Issued Shares” shall have the meaning set forth in Section 3.2(f).

“Zipcar Lease” shall mean any lease or sublease pursuant to which Zipcar or a Zipcar Subsidiary leases or subleases from another party any real property.

“Zipcar Licensed Intellectual Property” shall mean all Intellectual Property that is licensed to the Zipcar or a Zipcar Subsidiary by any third party.

“Zipcar Material Adverse Effect” shall mean any material adverse change, event, circumstance or development with respect to, or material adverse effect on, the business, assets, liabilities, capitalization, condition (financial or other), or results of operations of Zipcar and the Zipcar Subsidiaries, taken as a whole; provided, that Zipcar Material Adverse Effect shall not include any change in or defect on Zipcar’s business (A) resulting from or relating to the execution of this Agreement or the announcement of this Agreement and the transactions contemplated hereby, (B) generally affecting the car sharing industry or (C) to the extent resulting from or relating to general economic conditions including interest rates or the state of the securities or capital markets (in the case of (B) and (C), which changes or defects in each case do not disproportionately affect Zipcar to any material extent). For the avoidance of doubt, the parties agree that the terms “material”, “materially” or “materiality” as used in this Agreement with an initial lower case “m” shall have their respective customary and ordinary meanings, without regard to the meaning ascribed to Zipcar Material Adverse Effect.

“Zipcar Material Contract” shall have the meaning set forth in Section 3.14(a).

“Zipcar Office Lease” shall have the meaning set forth in Section 3.12(a).

“Zipcar Option” shall mean each option to purchase or acquire Zipcar Common Stock, whether issued by Zipcar pursuant to the Zipcar Stock Plan or otherwise.

“Zipcar Owned Intellectual Property” shall mean all Intellectual Property owned or purported to be owned by the Zipcar or a Zipcar Subsidiary, in whole or in part.

“Zipcar Plan” shall mean any Employee Benefit Plan maintained, or contributed to, by Zipcar, any Zipcar Subsidiary or any Zipcar ERISA Affiliate.

“Zipcar Preferred Shares” shall mean the shares of Series A Preferred Stock, $.001 par value per share, Series B Preferred Stock, $.001 par value per share, Series C Preferred Stock, $.001 par value per share, Series D Preferred Stock, $.001 par value per share, Series E Preferred Stock, $.001 par value per share, and Series F Preferred Stock, $.001 par value per share, of Zipcar.

“Zipcar Preferred Stock” shall mean the shares of Series F Convertible Preferred Stock, $0,001 par value per share, of Zipcar.

“Zipcar Preferred Stock Price” shall mean the “Series F Original Issue Price” as specified in the Zipcar Restated Certificate at the Effective Time.

“Zipcar Registrations” shall mean Intellectual Property Registrations that are registered or filed in the name of Zipcar or any Zipcar Subsidiary, alone or jointly with others.

“Zipcar Restated Certificate” shall mean the Sixth Amended and Restated Certificate of Incorporation of Zipcar, in the form attached hereto as Exhibit E.

“Zipcar Subsidiary” shall mean any corporation, partnership, trust, limited liability company or other non-corporate business enterprise in which Zipcar (or another Zipcar Subsidiary) holds stock or other ownership interests representing (a) more than 50% of the voting power of all outstanding stock or ownership interests of such entity or (b) the right to receive more than 50% of the net assets of such entity available for distribution to the holders of outstanding stock or ownership interests upon a liquidation or dissolution of such entity.

“Zipcar Shares” shall mean the Zipcar Common Shares and the Zipcar Preferred Shares together.

“Zipcar Source Code” shall mean the source code for any Software included in the Zipcar Internal Systems or other confidential information constituting, embodied in or pertaining to such Software.

“Zipcar Stock Plan” shall mean any stock option plan or other stock or equity-related plan of Zipcar.

“Zipcar Warrant” shall mean each warrant or other contractual right to purchase or acquire Zipcar Shares, provided that Zipcar Options and Zipcar Preferred Shares shall not be considered Zipcar Warrants.

ARTICLE IX

MISCELLANEOUS

9.1 Press Releases and Announcements. No Party shall issue any press release or public announcement relating to the subject matter of this Agreement without the prior written approval of the other Parties and, following the Closing, the Equityholders’ Representative; provided, however, that any Party may make any public disclosure it believes in good faith is required by applicable law, regulation or stock market rule (in which case the disclosing Party shall use reasonable efforts to advise the other Parties and provide them with a copy of the proposed disclosure prior to making the disclosure).

9.2 No Third Party Beneficiaries. This Agreement shall not confer any rights or remedies upon any person other than the Parties and their respective successors and permitted assigns; provided, however, that (i) the provisions in Article I concerning issuance of the Merger Shares, (ii) the provisions of Article VI concerning indemnification (provided that the rights and remedies conferred upon the Indemnifying Equityholders pursuant to Article VI may only be exercised by the Equityholders’ Representative) and (iii) the provisions of Sections 1.9 and 4.9 concerning indemnification, Section 4.11 concerning representation and Section 9.1 concerning press releases and announcements are intended for the benefit of the individuals specified therein.

9.3 Entire Agreement. This Agreement (including the documents required to be delivered hereunder) constitutes the entire agreement among the Parties and supersedes any prior understandings, agreements or representations by or among the Parties, written or oral, with respect to the subject matter hereof, including the Term Sheet, dated as of July 30, 2007 and as amended to date; provided that the Mutual Non-Disclosure Agreement, dated as of February 11, 2007, between Zipcar and the Company shall remain in effect in accordance with its terms.

9.4 Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. No Party may assign any of its rights or delegate any of its performance obligations hereunder without the prior written approval of the other Parties (which, with respect to the period after the Closing Date, shall be deemed to be the Equityholders’ Representative in lieu of the Company). Any purported assignment of rights or delegation of performance obligations in violation of this Section 9.4 is void.

9.5 Counterparts and Facsimile Signature. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument. This Agreement may be executed by facsimile signature.

9.6 Headings. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

9.7 Notices. All notices, requests, demands, claims, and other communications hereunder shall be in writing. Any notice, request, demand, claim or other communication hereunder shall be deemed duly delivered four business days after it is sent by registered or certified mail, return receipt requested, postage prepaid, or one business day after it is sent for next business day delivery via a reputable nationwide overnight courier service, in each case to the intended recipient as set forth below:

If to the Company:	Copy (which shall not constitute notice) to:

Mobility, Inc. d/b/a Flexcar	O’Melveny & Myers LLP
140 Q Street N.E.,	1625 Eye Street, NW
Suite 200	Washington, DC 20006
Washington, D.C. 20002	Attn: Andrew J. Varner, Esq.
Attn: Mark Norman, President

If to Zipcar or the Transitory Subsidiary:	Copy (which shall not constitute notice) to:

Zipcar, Inc.	Wilmer Cutler Pickering Hale and Dorr LLP
25 First Street	1100 Winter Street, Suite 4650
4th Floor	Waltham, MA 02451
Cambridge, MA 02141	Attn: John H. Chory, Esq.
Attn: Scott Griffith, President

If to Equityholders’ Representative:	Copy (which shall not constitute notice) to:

Alps Communications LLC	O’Melveny & Myers LLP
1717 Rhode Island Ave., NW	1625 Eye Street, NW
Washington, DC 20036	Washington, DC 20006
Attn: Executive Vice President and General Counsel	Attn: Andrew J. Varner, Esq.

Any Party may give any notice, request, demand, claim or other communication hereunder using any other means (including personal delivery, expedited courier, messenger service, telecopy, ordinary mail or electronic mail), but no such notice, request, demand, claim or other communication shall be deemed to have been duly given unless and until it actually is received by the party for whom it is intended. Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Parties notice in the manner herein set forth.

9.8 Governing Law. All matters arising out of or relating to this Agreement and the transactions contemplated hereby (including without limitation its interpretation, construction, performance and enforcement) shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of laws of any jurisdictions other than those of the State of Delaware; except that the provisions of the WBCA shall govern the Merger.

9.9 Damages.

(a) NOTWITHSTANDING ANYTHING TO THE CONTRARY ELSEWHERE IN THIS AGREEMENT, NO PARTY TO THIS AGREEMENT (OR ANY OF ITS AFFILIATES) SHALL, IN ANY EVENT, BE LIABLE TO ANY OTHER PARTY (OR ANY OF ITS AFFILIATES) FOR ANY SPECIAL, CONSEQUENTIAL, PUNITIVE, EXEMPLARY, INCIDENTAL OR INDIRECT DAMAGES, COSTS, EXPENSES, CHARGES OR CLAIMS, INCLUDING LOSS OF FUTURE REVENUE OR INCOME, RELATING TO THE BREACH OR ALLEGED BREACH OR NONPERFORMANCE OR ALLEGED NONPERFORMANCE OF THIS AGREEMENT; PROVIDED, THAT ACTUAL AMOUNTS PAID OR PAYABLE TO THIRD PARTIES SHALL NOT BE CONSIDERED CONSEQUENTIAL, INCIDENTAL OR INDIRECT DAMAGES FOR PURPOSES OF DETERMINING DAMAGES FOR WHICH INDEMNIFICATION IS AVAILABLE PURSUANT TO ARTICLE VI.

(b) FOR THE AVOIDANCE OF DOUBT, EXCEPT IN THE CASE OF FRAUD AND WITHOUT LIMITING THE RIGHTS AND OBLIGATIONS OF THE PARTIES TO THE INVESTOR DOCUMENTS, (I) NOTWITHSTANDING ANYTHING TO THE CONTRARY ELSEWHERE IN THIS AGREEMENT, IN NO EVENT SHALL THE COMPANY OR ANY COMPANY EQUITYHOLDER HAVE ANY LIABILITY TO ANY PARTY HERETO FOR MONEY DAMAGES RELATING TO ANY CLAIM UNDER THIS AGREEMENT, ANY OTHER AGREEMENT OR INSTRUMENT ENTERED INTO IN CONNECTION HEREWITH OR OTHERWISE IN CONNECTION WITH THE FOREGOING, (II) NOTWITHSTANDING ANYTHING TO THE CONTRARY ELSEWHERE IN THIS AGREEMENT, IN NO EVENT SHALL ZIPCAR OR ANY ZIPCAR STOCKHOLDER HAVE ANY LIABILITY TO ANY PARTY HERETO FOR MONEY DAMAGES RELATING TO ANY CLAIM UNDER THIS AGREEMENT, ANY OTHER AGREEMENT OR INSTRUMENT ENTERED INTO IN CONNECTION HEREWITH OR OTHERWISE IN CONNECTION WITH THE FOREGOING AND (III) IN EACH CASE THE SOLE REMEDY FOR ANY AND ALL SUCH CLAIMS SHALL BE AS SET FORTH IN ARTICLE VI AND SECTION 9.10.

9.10 Specific Performance. Each of the Parties hereto acknowledges and agrees that each other Party would be irreparably damaged if each of the covenants in this Agreement is not performed in accordance with its specific terms and that any breach of such provision of this Agreement by any Party hereto could not be adequately compensated in all cases by monetary damages alone. Accordingly, each Party hereto shall be entitled to enforce such provision of this Agreement by a decree of specific performance and to temporary, preliminary and permanent injunctive relief to prevent breaches or threatened breaches of any of such provision of this Agreement, without posting any bond or other undertaking.

9.11 Amendments and Waivers. The Parties may mutually amend any provision of this Agreement at any time prior to the Closing; provided, however, that any amendment effected subsequent to the Requisite Shareholder Approval shall be subject to any restrictions contained in the WBCA. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by all of the Parties. No waiver of any right or remedy hereunder shall be valid unless the same shall be in writing and signed by the Party giving such waiver. No waiver by any Party with respect to any default, misrepresentation or breach of warranty or covenant hereunder shall be deemed to extend to any prior or subsequent default, misrepresentation or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

9.12 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the Parties agree that the court making the determination of invalidity or unenforceability shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified.

9.13 Submission to Jurisdiction; Arbitration.

(a) Solely for purposes of any action or proceeding for specific performance pursuant to Section 9.10 of this Agreement, the enforcement of any arbitral award made in connection with any arbitration of a Dispute hereunder, for the purpose of compelling arbitration under Article VI, each Party (i) submits to the jurisdiction of any state or federal court sitting in Boston, Massachusetts in any action or proceeding arising out of or relating to this Agreement, (ii) agrees that all claims in respect of such action or proceeding may be heard and determined in any such court, (iii) waives any claim of inconvenient forum or other challenge to venue in such court, (iv) agrees not to bring any action or proceeding arising out of or relating to this Agreement in any other court and (v) waives any right it may have to a trial by jury with respect to any action or proceeding arising out of or relating to this Agreement; provided in each case that, solely with respect to any arbitration of a Dispute, the Arbitrator shall resolve all threshold issues relating to the validity and applicability of the arbitration provisions of this Agreement, contract validity, applicability of statutes of limitations and issue preclusion, and such threshold issues shall not be heard or determined by such court. Each Party agrees to accept service of any summons, complaint or other initial pleading made in the manner provided for the giving of notices in Section 9.7, provided that nothing in this Section 9.13(a) shall affect the right of any Party to serve such summons, complaint or other initial pleading in any other manner permitted by law.

(b) Except for those matters expressly referenced in Section 9.13(a), any disagreement, dispute, claim or controversy whatsoever arising out of or in connection with this Agreement or the negotiation, validity or performance hereof or the transactions contemplated hereby shall be resolved solely and exclusively by binding arbitration conducted in accordance with the procedures set forth in Section 6.3(h).

(c) BY SIGNING THIS AGREEMENT, THE PARTIES ARE, EXCEPT TO THE EXTENT PROVIDED IN THIS SECTION 9.13, AGREEING TO HAVE ALL DISPUTES RELATING TO INDEMNIFICATION UNDER ARTICLE VI DECIDED BY ARBITRATION, AND ARE GIVING UP ANY RIGHTS THEY MIGHT POSSESS TO HAVE THOSE MATTERS LITIGATED IN A COURT OR JURY TRIAL. BY SIGNING THIS AGREEMENT, THE PARTIES ARE GIVING UP THEIR JUDICIAL RIGHTS TO DISCOVERY AND APPEAL RELATING TO THE RESOLUTION OF DISPUTES FOR INDEMNIFICATION UNDER ARTICLE VI EXCEPT TO THE EXTENT THAT THEY ARE SPECIFICALLY PROVIDED FOR UNDER THIS AGREEMENT. IF ANY PARTY REFUSES TO SUBMIT CLAIMS OR DISPUTES FOR INDEMNIFICATION TO ARBITRATION AFTER AGREEING TO THIS PROVISION, IT MAY BE COMPELLED TO ARBITRATE UNDER FEDERAL OR STATE LAW. EACH PARTY’S AGREEMENT TO THE ARBITRATION PROVISIONS SET FORTH IN ARTICLE VI AND THIS SECTION 9.13 IS VOLUNTARY.

9.14 Construction.

(a) The language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party.

(b) Any reference to any federal, state, local or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise.

(c) Any reference herein to “including” shall be interpreted as “including without limitation”.

(d) Any reference to any Article, Section or paragraph shall be deemed to refer to an Article, Section or paragraph of this Agreement, unless the context clearly indicates otherwise.

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above written.

ZIPCAR, INC.

By:
Name:	Scott W. Griffith
Title:	President and CEO

ZULU ACQUISITION CORP.

By:
Name:	Scott W. Griffith
Title:	President

MOBILITY, INC.

By:
Name:	Mark D. Norman
Title:	CEO

EQUITYHOLDERS’ REPRESENTATIVE
(and solely in such capacity)

ALPS COMMUNICATIONS LLC

By:	KA PO’E HANA LLC, its Manager

By:
Name:	John Richardson
Title:	CEO

[Signature Page to Agreement and Plan of Merger]

JOINDER

The undersigned hereby joins in the attached Agreement and Plan of Merger solely with respect to Sections 4.3(b), 4.7, 4.13(b) (solely to the extent that Revolution is required to contribute any funds to Zipcar or is entitled to receive any funds from Zipcar thereunder) and 4.19.

REVOLUTION LIVING LLC

By:
Name:	William E. Savage
Title:	Vice President

[Signature Page to Agreement and Plan of Merger]